Health**Equity**®

FY26
Annual
Report

TO OUR SHAREHOLDERS

Fiscal 2026 was a record year for HealthEquity and a clear demonstration of the strength and durability of our model.

We delivered strong execution, significant margin expansion, and record new Health Savings Accounts (HSAs) from sales. For the full year, revenue grew to $1.3 billion, and net income margin doubled to 16%. Adjusted EBITDA margin expanded to more than 43%. For the second consecutive year, we opened more than 1 million new HSAs from sales and ended fiscal 2026 with 17.8 million total accounts, surpassing $36 billion in HSA assets.

These results reflect a business that becomes stronger with scale. As assets, engagement, and automation grow, our platform becomes more valuable to members, more strategic to partners and clients, and more efficient financially.

Healthcare affordability remains one of the defining financial pressures facing American households and employers. As costs rise faster than wages, the need for better tools to save, spend, and invest for care is increasing. That is what makes HSAs more relevant and HealthEquity better positioned to serve that need.

The flywheel of our strategy empowers members to better save, spend, and invest for healthcare. Its strength builds over time through maturing accounts and a scaled distribution network with more than 200 network partners and more than 100,000 employer clients.



Save *more.*

Empower people to enroll, contribute, and unlock the full tax-free value of benefits.

Spend *smarter.*

Transactions become moments of value that promote long-term healthcare affordability.

Invest *easily.*

Member builds wealth, leading to long-term financial security.

GROWTH ACROSS THE PLATFORM

We advanced each component of our flywheel in fiscal 2026.

On save, total HSA assets increased 14%, with asset growth continuing to outpace account growth. We also expanded access through our direct HSA enrollment experience, enabling newly HSA-eligible individuals selecting Bronze plans on Affordable Care Act (ACA) exchanges to open and fund HSAs through our web and mobile channels.

On spend, we launched Marketplace, expanding the ways members can use their HSAs and other health accounts through our platform, including Flexible Spending Accounts (FSAs) and Health Reimbursement Arrangements (HRAs). Over time, that should increase the share of healthcare spend flowing through our platform.

On invest, HSA investors grew 10% year-over-year, and their invested assets now represent more than 50% of total HSA assets. With more than 3.6 million mobile app downloads in the last year and workflows designed to make investing easier, we continue to support that growth. The runway ahead remains substantial, as more than 90% of members are not yet investing.

Those member outcomes matter to employers as well. Employers do not have to choose between controlling healthcare costs and helping employees build healthcare financial security. Third-party research based on interviews with existing HealthEquity clients found that employers saved approximately $1,630 per employee per year in healthcare costs when at least 60% of benefit-eligible employees were enrolled in a high-deductible health plan paired with an HSA and the employer adopted other best practices. Through strong plan design and enrollment execution, HealthEquity helps clients pursue both goals at once.

Delivering that value requires trust and security. In fiscal 2026, we strengthened fraud controls and improved the member experience, including expanding passkey authentication to reduce reliance on traditional password-based access. In a category where consumers rely on us to safeguard their healthcare dollars and personal information, trust is a competitive advantage.

LOOKING AHEAD

We enter fiscal 2027 with momentum and confidence. We will continue expanding our platform while investing in AI-enabled automation to improve member experience, reduce friction, widen access to products and services, and lower the cost to serve over time, while continuing to allocate capital with discipline.

We are building more than a successful company. We are building a trusted financial platform for how Americans better save, spend, and invest for healthcare.

Executed with discipline, our strategy will continue to drive revenue growth, sustain margin expansion, and create long-term shareholder value.

Thank you for your continued support and long-term partnership.

Sincerely,

Scott Cutler
President and CEO
HealthEquity

Stephen D. Neeleman, M.D.
Founder and Vice Chair



Revenue



Adjusted EBITDA



HSAs



HSA Assets



Total Accounts

200+
Network Partners

#1
Provider of HSAs[1]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission File Number: 001-36568

HEALTHEQUITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2383166**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

15 West Scenic Pointe Drive
Suite 100
Draper, Utah 84020
(801) 727-1000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common stock, par value $0.0001 per share	HQY	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant on July 31, 2025, based on the closing price of $97.00 for shares of the registrant’s common stock as reported by the NASDAQ Global Select Market was approximately $7.0 billion. For purposes of determining whether a stockholder was an affiliate of the registrant at July 31, 2025, the registrant assumed that a stockholder was an affiliate of the registrant at July 31, 2025 if such stockholder (i) beneficially owned 10% or more of the registrant’s capital stock, as determined based on public filings, and/or (ii) was an executive officer or director, or was affiliated with an executive officer or director of the registrant, at July 31, 2025. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 3, 2026, there were 84,478,406 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement related to its 2026 annual meeting of stockholders (the "2026 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2026 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

HealthEquity, Inc. and subsidiaries
Form 10-K annual report

Table of contents

[This page intentionally left blank]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements that involve risks and uncertainties, including in the sections entitled "Business," "Risk factors," and "Management's discussion and analysis of financial condition and results of operations." Statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals, and expectations concerning our markets and market position, future operations, expenses and other results of operations, margins, profitability, tax rates, capital expenditures, liquidity and capital resources, and other financial and operating information. When used in this discussion, the words "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future," and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this report.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to be correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties, and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the risks identified in Item 1A. Risk factors.

Unless the context otherwise indicates or requires, the terms "we," "our," "us," "HealthEquity," and the "Company," as used in this Annual Report on Form 10-K, refer to HealthEquity, Inc. and its subsidiaries as a combined entity, except where otherwise stated or where it is clear that the terms mean only HealthEquity, Inc. exclusive of its subsidiaries.

Part I

Item 1. Business

Company overview

We are a leader and an innovator in providing technology-enabled services that empower consumers to make healthcare saving, spending, and investing decisions. We use our innovative technology to manage consumers' tax-advantaged health savings accounts ("HSAs") and other consumer-directed benefits ("CDBs") offered by employers, including flexible spending accounts and health reimbursement arrangements ("FSAs" and "HRAs"), and to administer Consolidated Omnibus Budget Reconciliation Act ("COBRA"), commuter and other benefits. As part of our services, we provide consumers with payment processing services, personalized benefit information, access to healthcare solutions through our marketplace, and investment advice to grow their tax-advantaged healthcare savings. We believe the shift to greater consumer responsibility for healthcare costs will require a significant portion of consumers under the age of 65 with private health insurance in the United States to use offerings such as ours.

The core of our offerings is the HSA, a financial account through which consumers save, spend, and invest their healthcare dollars on a tax-advantaged basis. As of January 31, 2026, we administered 10.6 million HSAs, with balances totaling $36.5 billion, which we call HSA Assets, as well as 7.2 million complementary CDBs. We refer to the aggregate number of HSAs and other CDBs that we administer as Total Accounts, of which we had 17.8 million as of January 31, 2026.

We reach consumers primarily through relationships with their employers, which we call Clients. We reach Clients primarily through relationships with benefits brokers and advisors, integrated partnerships with a network of health plans, benefits administrators, and retirement plan recordkeepers, which we call Network Partners, and a sales force that calls on Clients directly. As of January 31, 2026, our platforms were integrated with more than 200 Network Partners.

We have increased our share of the growing HSA market from 4% in December 2010 to 20% as of June 2025, measured by HSA Assets. According to the 2025 Midyear Devenir HSA Research Report, as of June 2025, we were the largest HSA provider by number of accounts and the second largest HSA provider by HSA Assets. In addition, we believe we are the largest provider of other CDBs. We seek to differentiate ourselves through our service-driven culture, product breadth, ecosystem connectivity, and proprietary technology, which enables our members to better save, spend, and invest their healthcare dollars. Our proprietary technology allows us to help consumers optimize the value of their HSAs and other CDBs and gain confidence and skills in managing their healthcare costs as part of their financial security.

Our ability to assist consumers is enhanced by our capacity to securely share data in both directions with others in the health, benefits, and retirement ecosystems.

Our business model provides strong visibility into our future operating performance, with the vast majority of our accounts opened before the start of our fiscal year.

We earn revenue primarily from three sources: service, custodial, and interchange. We earn service revenue mainly from fees paid by our Clients, Network Partners, and account holders, which we refer to as members, for the administration services we provide in connection with the HSAs and other CDBs we offer. Service revenue also includes revenues earned from invested HSA Assets and our marketplace. We earn custodial revenue primarily from HSA cash held by our insurance company partners, HSA cash held by our federally insured bank and credit union partners, which we collectively call our Depository Partners, and Client-held funds deposited with our Depository Partners. We earn interchange revenue mainly from fees paid by merchants on payments that our members make using our physical payment cards and on our virtual payment system. See "Key components of our results of operations" for additional information on our sources of revenue.

BenefitWallet HSA portfolio acquisition. In fiscal 2025, we acquired the BenefitWallet HSA portfolio, comprised of approximately 616,000 HSAs plus other accounts, which collectively totaled $2.7 billion of HSA Assets, from Conduent Business Services, LLC for a purchase price of $425.0 million. We paid the purchase price using $225.0 million of borrowings under our revolving credit facility, with the remainder paid using cash on hand.

Our products and services

Health savings accounts. The Medicare Modernization Act of 2003 created HSAs, a tax-exempt trust or custodial account managed by a custodian that is a bank, an insurance company, or a non-bank custodian specifically authorized by the Internal Revenue Service, or IRS, as meeting certain ownership, capitalization, expertise, and governance requirements. We are an IRS-approved non-bank custodian of our members' HSAs, designated to serve as both a passive and non-passive non-bank custodian of HSAs.

To be eligible to contribute to an HSA, an individual must be covered under a high-deductible healthcare plan, or HDHP, have no additional health coverage, not be enrolled in Medicare, and not be claimed as a dependent on someone else's tax return. HSAs have several tax-advantaged benefits, subject to applicable limitations, which we call the "triple tax savings": (1) individuals can claim a tax deduction for contributions they make to their HSAs, and contributions that their employers make to their HSAs may be excluded from their gross income for purposes of federal and most state income and employment tax; (2) the interest or earnings on the assets in the account, including reinvestment, accumulate without being subject to tax; and (3) distributions may be tax free if they are used to pay qualified medical expenses. There is no requirement to provide receipts to us to substantiate HSA distributions to members as members are responsible for substantiation, whether made through our payment card or directly from our online HSA platform. Additionally, taxable distributions other than for qualified medical expenses are permitted without penalty (although subject to income tax) after age 65. Balances remain in the account until used, *i.e.*, there is no "use or lose" requirement. An HSA is owned by the member; it remains the member's property upon a change of employment, health plan or retirement.

Investment platform and advisory services. We offer an investment platform and access to an online-only automated investment advisory service to all of our members whose account balances exceed a stated threshold. These services are entirely elective to the member. The advisory service is delivered through a web-based tool, Advisor, which is offered and managed by HealthEquity Advisors, LLC, our SEC-registered investment adviser subsidiary. HealthEquity Advisors, LLC provides investment advice to its clients exclusively through the Advisor tool on an interactive website. Members who utilize our investment platform or subscribe for Advisor services pay asset-based fees which include the cost of the advisory service and all other expenses associated with transactions made through these online tools.

Advisor provides investment education guidance and management, including maintaining HSA cash (liquidity) in amounts directed by the member, targeting risk appropriate portfolio diversification, and mutual fund selection.

We offer investors access to three levels of service:

- *Self-driven:* For members who do not subscribe for Advisor, we provide an investment platform to invest HSA balances. Neither we nor Advisor provides advice to members in respect of investments on the platform. We also offer a self-directed brokerage option through a third-party partner;

- *GPS powered by HealthEquity Advisors, LLC:* Advisor provides guidance and advice, but the member makes the final investment decisions and implements portfolio allocation and investment advice through the HealthEquity platform; and

- *AutoPilot powered by HealthEquity Advisors, LLC:* Advisor manages the account and implements portfolio allocation and investment advice automatically for the member.

Regardless of the level of service selected, members are responsible for their proportionate share of fees and expenses payable by the underlying mutual funds and other investment vehicles in which they invest.

Healthcare flexible spending accounts. Healthcare FSAs are employer-sponsored CDBs that enable employees to set aside pre-tax dollars to pay for eligible healthcare expenses that are not generally covered by insurance, such as co-pays, deductibles and over-the-counter medical products, as well as vision expenses, orthodontia, and medical devices. Healthcare FSAs can be customized by employers so they have the freedom to determine what eligible expenses may be reimbursed under these arrangements. Our employer Clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees.

The IRS imposes a limit, indexed to inflation, on pre-tax dollar employee contributions made to healthcare FSAs. The IRS also allows a carryover of up to 20% of the indexed contribution limit that does not count against or otherwise affect the indexed salary reduction limit applicable to each plan year. Employers are able to contribute additional amounts in excess of this statutory limit and may choose to do so in an effort to mitigate the impact of rising healthcare costs on their employees.

Dependent care flexible spending accounts. We also administer FSA programs for dependent care plans. These plans allow employees to set aside pre-tax dollars to pay for eligible dependent care expenses, which typically include child care or day care expenses but may also include expenses incurred from adult and elder care. Current laws and regulations impose a statutory limit on the amount of pre-tax dollars employees can contribute to dependent care FSAs with no carryover allowed. Like healthcare FSAs, employers can also contribute funds to employees' dependent care FSAs; however, these are subject to the statutory annual limit on total contributions. As with healthcare FSAs, employers realize payroll tax savings on the pre-tax dependent care FSA contributions made by their employees.

Health reimbursement arrangements. Under HRAs, employers provide their employees with a specified amount of reimbursement funds that are available to help employees defray their out-of-pocket healthcare expenses, such as deductibles, co-insurance and co-payments. HRAs may only be funded by employers and there is no limitation on how much employers may contribute; however, similar to other CDBs that are funded with pre-tax dollars, employers are required to establish the programs in such a way as to prevent discrimination in favor of highly compensated employees. HRAs must either be considered an excepted benefit (for example, a dental-only HRA or a vision-only HRA), a retiree HRA or be integrated with another group health plan. HRAs can be customized by employers so employers have the freedom to determine what expenses are eligible for reimbursement under these arrangements. At the end of the plan year, employers have the option to allow all or a portion of the unused funds to roll over and accumulate year-to-year if not spent. All amounts paid by employers into HRAs are deductible for tax purposes by the employer and tax-free to the employee.

COBRA. We provide federal COBRA and state continuation administration services to employer Clients. COBRA generally requires eligible employers to offer continuation coverage to qualified beneficiaries for a period that varies based on the qualifying event (generally 18 months for termination or reduction in hours and up to 36 months for certain other events). We also offer direct-billing services and participant support for individuals who elect continuation coverage.

Commuter programs. We administer pre-tax commuter benefit programs through which employers are permitted to provide employees with commuter benefits including qualified transit and parking. The maximum monthly federal (and sometimes state) tax free exclusion is indexed for inflation.

Marketplace. We provide HSA and FSA members with access to certain healthcare products, programs, and services through our marketplace, with tax-advantaged payment options using their HealthEquity accounts. Our marketplace is made available through partnerships with third-party providers. These providers are responsible for the related clinical services (including prescribing medications, where applicable), fulfillment, and ongoing member support. Marketplace offerings may vary by Client or health plan partner and are subject to change over time.

Our competitive landscape

Our direct competitors are HSA custodians and other CDB providers. Many of these are state or federally chartered banks and other financial institutions for which we believe benefits administration services are not a core business. Some of our direct competitors (including well-known retail investment companies, such as Fidelity Investments, and healthcare service companies such as UnitedHealth Group's Optum and Webster Bank) are in a position to devote more resources to the development, sale and support of their products and services than we have at our disposal. Our other CDB administration competitors include health insurance carriers, human resources consultants and outsourcers, payroll providers, national CDB specialists, regional third-party administrators, and commercial banks. In addition, numerous indirect competitors, including benefits administration service providers, partner with banks and other HSA custodians to compete with us. Our Network Partners and ecosystem partners may also choose to offer competitive services directly, as some health plans have done. The products, programs, and services made available through our marketplace are part of highly competitive markets and introduce new and sophisticated competitors to us. Our success depends on our ability to predict and react quickly to these and other industry and competitive dynamics.

Our competitive strengths and strategy

We believe we are well-positioned to benefit from the transformation of the healthcare benefits market. Our technology platforms are aligned with a healthcare environment that rewards consumer engagement and fosters an integrated consumer experience for tax-advantaged saving, spending, and investing. Generally, our members begin by building tax-advantaged savings through contributions to their HSAs. These savings deliver immediate, practical value by helping members pay for qualified medical care, including through our marketplace. Our members' HSA savings can also be invested for long-term growth and, over time, become an important component of their financial planning. We believe that our offerings complement and reinforce one another and that member retention increases as they use their accounts with greater frequency and confidence.

Market leadership. We have established a leadership position in the HSA industry through our focus on innovation and differentiated capabilities. Our leadership position is evidenced by the increase in our market share (measured by HSA Assets), from 4% in December 2010 to 20% in June 2025, as reported in the 2025 Midyear Devenir HSA Research Report, which stated that we were the largest HSA provider by number of accounts and the second largest HSA provider by HSA Assets.

Differentiated consumer experience. We have designed our solution and support services to deliver a differentiated consumer experience, which is a function of our culture and technology. We believe this provides an advantage relative to legacy competitors.

- *Culture:* We seek to provide customer-friendly experiences for our members, Clients, and Network Partners through what we call our "Purple" service. We believe our Purple culture is a significant factor in our ability to attract and retain customers and to address opportunities in the rapidly changing healthcare sector.

- *Technology:* We believe our technology helps us drive member outcomes and deliver on our commitment to provide Purple service. We tailor the content of our technology platforms and the guidance of our experts to be timely, personal, and relevant to each member. For example, our technology generates health savings strategies that are delivered to our members when they interact with our platforms, including our mobile application.

- *Customer service and education:* As a key part of our strategy and commitment to provide Purple service, our team members work directly with our Network Partners, Clients, and members, educating them about the benefits of our HSAs and other products. We employ individuals who provide real-time assistance to our members via telephone, email, or chat.

Bundled solution for HSAs and complementary CDBs. We are a market-share leader in the administration of HSAs and each of the major categories of complementary CDBs, including FSAs and HRAs, COBRA and commuter benefits. Our Clients and their benefits advisors increasingly seek HSA providers that can deliver a bundled offering of HSAs and complementary CDBs. We believe that our ability to provide a combination of HSA and complementary CDB offerings significantly strengthens our value proposition to employers, health benefits brokers and consultants, and Network Partners as a leading single-source provider.

Large and diversified channel access. We believe our differentiated distribution platforms provide a competitive advantage by efficiently enabling us to reach a growing consumer market. Our solution is built on a business-to-business-to-consumer, or B2B2C, channel strategy, whereby we work with Network Partners and Clients to reach consumers in addition to marketing our services to these potential members directly. Reaching the consumer is critical in order for us to increase the number of our HSA members. Our integrations with Network Partners have provided, and continue to provide, a key channel through which we gain access to Clients and members.

We work directly with our Network Partners and Clients to reach the consumer in various ways. Our Network Partners collectively employ thousands of sales representatives and account managers who promote both the health plan and administrator partner's health insurance products, such as HDHPs, and our products and services. Our Clients collectively employ thousands of human resources professionals who are tasked with explaining the benefits of our HSAs to their employees. Our sales and account management teams work with and train the sales representatives and account management teams of our Network Partners and the human resource professionals of our Clients on the benefits of enrolling in, contributing to, and saving and spending through our HSAs, and our Network Partners and Clients then convey these benefits to prospective members. As a result of this collaboration, we develop relationships with each member who enrolls in an HSA with us. This personalized engagement with our members constitutes our B2B2C channel strategy.

Proprietary and integrated technology solution. We have a proprietary cloud-based technology solution, which we believe is differentiated for the key reasons described below. We are currently investing in a modernization of our proprietary technology platforms, including through the increasing use of artificial intelligence ("AI") tools and technologies, to support new opportunities and enhance security, privacy and platform infrastructure, while maintaining existing applications, features, and services.

- *Complete solution for managing consumer healthcare saving, spending, and investing:* We believe our technology platforms and marketplace drive member outcomes by enabling our members to use this technology based on their own needs and desires. For example, our members utilize our HSA platform to evaluate and pay healthcare bills through the member portal, which allows members to pay their healthcare providers, receive reimbursements, learn of savings opportunities for prescription drugs, and invest their HSA Assets for long-term growth. Members also utilize the platform's mobile app to view and pay claims on-the-go, including uploading medical and insurance documentation to the platform with their mobile phone cameras.

- *Purpose-built technology:* Our technology solution was designed specifically to serve the needs of our members, Network Partners, other ecosystem partners and our Clients. We believe our technology enables us to both provide customer-friendly experiences and drive member outcomes by providing greater functionality and flexibility than the technologies used by our competitors, many of which were originally developed for banking, benefits administration or retirement services. We believe we are one of few providers with a solution that encompasses all of the core functionalities of healthcare saving and spending in one integrated, secure, and compliant system, including custodial administration of individual savings and investment accounts, card and electronic funds transaction processing, benefits enrollment and eligibility, electronic and paper medical claims processing, medical bill presentment, tax-advantaged reimbursement account administration, HSA trust administration, online investment advice, and sophisticated analytics.

- *Innovation:* We continue to invest in technology solutions to meet the evolving needs of our Network Partners, Clients and members. Among other things, we also increasingly use AI tools and technologies to improve customer service, lower costs, and increase efficiencies. Our current innovation efforts include, among others, increasing member and Client self-service capabilities, developing application programming interfaces (APIs), driving electronic communication rather than paper, increasing straight-through processing, improving overall process times utilizing traditional robotic process automation, providing our members access to healthcare solutions through our marketplace, and AI tools including the Expedited Claims and HSAnswers tools, leveraging chip-enabled stacked cards, and mobile wallet.

- *Data integration:* Our technology solution allows us to integrate data from disparate sources. We utilize APIs to integrate with health plans, pharmacy benefit managers, employers, and other benefits provider systems. A key part of our strategy is to integrate into our partners' ecosystems, rather than requiring them to conform to ours, as many of our partners' systems rely on custom data models, non-standard formats, complex business rules, and security protocols that are difficult or expensive to change. We believe that this integration enables us to deepen our partnerships with our Network Partners and other ecosystem partners.

- *Configurability:* Our flexible technology solution enables us to create a unique solution for each of our Network Partners. For example, a HealthEquity team member can configure product attributes, including integration with a partner's chosen healthcare price transparency or wellness tools, single sign on, sales and broker support sites, branding, member communication, custom fulfillment and payment card, savings options and interest rates, fees, and investment choices.

Scalable operating model. We believe that our model is scalable because our services are accessed primarily through our cloud-based technology platforms. After initial on-boarding and a period of education, our service costs for any given customer typically decline over time. Our opportunity to earn high-margin revenue from existing HSA members grows over time because as our HSA members' balances grow, our custodial revenue and recordkeeping and advisory service revenues increase without equivalent incremental cost to us.

Enhanced Rates. We partner with large, highly rated insurance company partners to hold, through group annuity contracts or other similar arrangements, HSA cash. We refer to this as our "Enhanced Rates" offering. Enhanced Rates is our default HSA cash offering, and a significant portion of new HSA cash is placed in Enhanced Rates. An increase in the percentage of HSA cash held in our Enhanced Rates offering positively impacts our custodial revenue, as we generally receive a higher yield on HSA cash held by our insurance company partners compared to cash held by our Depository Partners, which we refer to as our "Basic Rates" offering. In addition, increased participation in our Enhanced Rates offering reduces our exposure to short-term fluctuations in prevailing interest rates because contract repricing occurs gradually, at approximately 10% per year. The percentage of HSA cash held in our Enhanced Rates offering has increased, and we expect that it will continue to increase. As our Basic Rates contracts continue to expire, the HSA cash held in those Basic Rates contracts will transition to Enhanced Rates contracts, subject to our members retaining the right to keep their HSA cash in Basic Rates.

Strong retention rates. Retention of our HSA members has been strong over time. Individually owned trust accounts, including HSAs, have inherently high switching costs, as switching requires a certain amount of effort on the part of the account holder and may result in closure fees. We believe that our retention rates are also high due to our HSA platform's integration with the broader healthcare system used by our HSA members and our customer engagement and focus on the consumer experience.

Selective acquisition strategy. We have historically acquired HSA portfolios and businesses that we believe strengthen our service offerings. We expect to continue this growth strategy and are regularly engaged in evaluating different opportunities. We have developed an internal capability to source, evaluate, and integrate acquisitions. We believe the nature of our competitive landscape provides significant acquisition opportunities. Many of our competitors view their HSA businesses as non-core functions. We believe they may look to divest these assets and, in certain cases, be limited from making acquisitions due to depository capital requirements. Our success depends in part on our ability to successfully integrate acquired businesses and HSA portfolios with our business in an efficient and effective manner.

Our technology

Technology platforms.   We provide secure cloud-based platforms, accessed by our members online via our mobile application or a desktop, through which our members are empowered to make health saving, spending and investment decisions, pay healthcare bills, receive personalized benefit information, and grow their savings. The platforms provide users with access to services we provide as well as services provided by third parties selected by us or by our Network Partners. We are increasingly using AI tools and technologies to increase efficiencies and reduce costs while developing AI-powered technologies to improve our customer experience. Our delivery model for these platforms eliminates the need for our Clients to install and maintain hardware and software in order to support HSA and other CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Among other features, our HSA platform includes the capability to present to users medical bills upon adjudication by a health plan, including details such as the amount paid by insurance, specific nature of the medical service provided, and diagnostic code. Users of our HSA platform can pay these bills from an account of ours or from any bank account, online, via a mobile device, or using our payment card. All users of our HSA platform gain access to our healthcare consumer specialists, available every hour of every day, via a toll-free telephone number or email. Our specialists can assist users with such tasks as optimizing the use of tax-advantaged accounts to reduce medical spending or selecting from among medical plans offered by an employer or health plan.

For a description of our cybersecurity risk management framework for our technology platforms, see Item 1C. Cybersecurity.

Cloud-based solution.   Our proprietary technology is deployed as a cloud-based solution that is accessible to customers online and through our mobile app. We utilize a multi-tenant architecture that allows changes made for one Network Partner to be extended to all others. This architecture provides operating leverage by reducing costs and improving efficiencies, enabling us to maximize the utilization of our infrastructure capacity with a reduction in required maintenance. We are increasing investment in our technology and communications systems to support new opportunities and enhance security, privacy, and platform infrastructure.

Our solution is delivered via cloud-based services and hosted in third-party data centers or on a virtual private cloud with an ability to scale on demand. This allows us to quickly support our current and projected growth. We utilize regional cloud failover and multiple redundant third-party data centers to ensure continuous access and data availability. The data centers are purpose-built facilities for hosting mission critical systems with multiple built-in redundancy layers to minimize service disruptions and meet industry-standard measures.

Government regulation

Our business is subject to extensive, complex, and rapidly changing federal and state laws and regulations.

IRS regulations

We are subject to applicable IRS regulations, which lay the foundation for tax savings and eligible expenses under the HSAs, HRAs, tax-advantaged commuter benefits, and FSAs we administer. The IRS issues guidance regarding these regulations regularly. In addition, we are subject to conflict of interest and other prohibited transaction rules that are enforced through excise taxes under the Internal Revenue Code. Although the excise taxes are enforced by the IRS, the underlying rules are promulgated by the Department of Labor.

In February 2006, HealthEquity, Inc. received designation by the U.S. Department of Treasury to act as a passive non-bank custodian, which allows HealthEquity, Inc. to custody HSA Assets for individual account holders. In July 2017, HealthEquity, Inc. received designation by the U.S. Department of Treasury to act as both a passive and non-passive non-bank custodian, which allows HealthEquity, Inc. to custody HSA Assets for individual account holders and use discretion to direct investment of such assets held. As a passive and non-passive non-bank custodian, the Company must maintain net worth (assets minus liabilities) greater than 2% of passive custodial funds held at each fiscal year-end and 4% of the non-passive custodial funds held at each fiscal year-end in order to take on additional custodial assets. As of January 31, 2026, the Company's year-end for trust and tax purposes, the net worth of the Company exceeded the required thresholds.

Privacy and data security regulations

In the provision of HSA custodial services and directed third-party administration services for FSAs and HRAs, we are subject to the Financial Services Modernization Act of 1999 (Gramm-Leach-Bliley Act or GLBA), the Health Insurance Portability and Accountability Act of 1996 (HIPAA, as amended by the Health Information Technology for

Economic and Clinical Health Act), and similar state laws. The products and services made available through our marketplace may subject us to additional federal, state, and local laws and regulations.

GLBA imposes financial privacy and security requirements on financial institutions that relate to the collection, storage, use, and disclosure of an account holder's nonpublic personal information. Nonpublic personal information includes information that is collected or generated in the course of offering a financial product or service. For example, nonpublic personal information includes information submitted by a prospective account holder in an application, an account holder's name and contact information, and transaction information. Because part of our business is the administration of financial products such as HSAs, we are required under GLBA to send a notice of our privacy practices to account holders and to comply with restrictions on the disclosure of nonpublic personal information to non-affiliated third parties. We are also required under GLBA to establish reasonable administrative, technical, and physical safeguards to protect the security, confidentiality, and integrity of nonpublic personal information pursuant to the Federal Trade Commission's safeguards rule. Violations of GLBA can result in civil and criminal penalties.

HIPAA covered entities and their business associates are required to adhere to HIPAA privacy and security standards. Covered entities include most healthcare providers, health plans, and healthcare clearinghouses. Because we perform services (such as FSA services) for covered entities that include processing protected health information, we are a business associate and subject to HIPAA. The two rules that most significantly affect our business are: (i) the Standards for Privacy of Individually Identifiable Health Information, or the Privacy Rule; and (ii) the Security Standards for the Protection of Electronic Protected Health Information, or the Security Rule. The Privacy Rule restricts the use and disclosure of protected health information and requires us to safeguard that information and provide certain rights to individuals with respect to that information. The Security Rule establishes requirements for safeguarding protected health information transmitted or stored electronically. Both civil and criminal penalties apply for violating HIPAA, which may be enforced by both the Department of Health and Human Services' Office for Civil Rights and state attorneys general. Violations of HIPAA may also subject us to contractual remedies under the terms of business associate agreements with covered entities.

Various states also have laws and regulations that impose additional restrictions on our collection, storage, use, and disclosure of personal information. Privacy regulation in particular has become a priority issue in many states and with the federal government. For example, the California Consumer Privacy Act ("CCPA") protects certain privacy rights of California consumers and requires companies, such as ours, that process information on California residents, to make disclosures to consumers about their data collection, use, and sharing practices, and allows consumers to opt out of certain data sharing with third parties and provides a private right of action for data breaches. The CCPA does not generally apply to data subject to GLBA or HIPAA. We expect further privacy requirements to be applicable to us as a result of additional recently passed, and likely upcoming, state privacy laws similar to CCPA, which may expand consumers' rights with respect to their personal information. Several of these laws do not apply to entities or data subject to GLBA or HIPAA. The federal government also at times considers legislative and regulatory proposals concerning privacy, data protection, and cybersecurity, which may require us to implement and maintain additional operational or compliance measures.

ERISA

Our private-sector clients' FSAs, HRAs, COBRA continuation insurance, and other account-based retirement plans are covered by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, which governs "employee benefits plans." Title I of ERISA does not generally apply to HSAs. ERISA generally imposes extensive reporting requirements on employers, as well as an obligation to provide various disclosures to covered employees and beneficiaries; and employers and third-party administrators that have authority or discretion over management, administration, or investment of plan assets are subject to fiduciary responsibility under ERISA. ERISA's requirements affect our FSAs, HRAs, and COBRA administration businesses. The Department of Labor can bring enforcement actions or assess penalties against employers, investment advisers, administrators, and other service providers for failing to comply with ERISA's requirements. Participants and beneficiaries may also file lawsuits against employers, investment advisers, administrators, and other service providers under ERISA.

Department of Labor

The Department of Labor, or the DOL, regulates plans that are subject to ERISA, including health FSAs, HRAs, and 401(k) and other retirement plans, as well as COBRA administration. The DOL also issues guidance related to fiduciary responsibility and prohibited transactions under ERISA and the Internal Revenue Code that affect administration of HSAs (as well as health FSAs, HRAs, and retirement plans).

The DOL issues regulations, technical releases, and other guidance that apply to employee benefit plans, tax-favored savings arrangements (including HSAs) and COBRA administration, generally. In addition, in response to a request by an individual or an organization, the DOL's Employee Benefits Security Administration may issue an advisory opinion that interprets and applies ERISA and/or corresponding prohibited transaction rules under the Internal Revenue Code to a specific situation, including issues related to consumer-centric healthcare accounts and retirement plans.

Healthcare reform

In March 2010, the federal government enacted significant reforms to healthcare benefits through the Affordable Care Act. The legislation amended various provisions in many federal laws, including the Internal Revenue Code and ERISA. The reforms included new excise taxes that incentivize employers to provide health benefits (including HSA-compatible benefits) to all full-time employees and new coverage mandates for health plans. The rules directly affect health FSAs and HRAs and have an indirect effect on HSAs.

In July 2025, the "One Big Beautiful Bill Act" was signed into law, which expanded HSA availability to individuals with Bronze and Catastrophic health plans and expanded HSA eligibility to include a broader range of healthcare services.

Further changes to healthcare regulation remain under consideration, including "Medicare for all" plans. In addition, legislative proposals to either increase access to HSAs and similar accounts, and conversely legislation that would curtail them, are commonly introduced in both chambers of Congress and could be taken up at any time.

Investment Advisers Act of 1940

Our subsidiary HealthEquity Advisors, LLC is an SEC-registered investment adviser that provides web-only automated investment advisory services to members. As an SEC-registered investment adviser, it must comply with the requirements of the Investment Advisers Act of 1940, or the Advisers Act, and related Securities and Exchange Commission, or SEC, regulations and is subject to periodic inspections by the SEC staff. Such requirements relate to, among other things, fiduciary duties to clients, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions limitations on agency cross and principal transactions between the adviser and its clients, and general anti-fraud prohibitions. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations. Failure to comply with the Advisers Act or other federal and state securities and regulations could result in investigations, sanctions, profit disgorgement, fines or other similar consequences.

Intellectual property

Intellectual property is important to our success. We rely on trademarks, patents, and other forms of intellectual property rights and measures, including trade secrets, know-how and other unpatented proprietary processes, and nondisclosure agreements, to maintain and protect proprietary aspects of our products and technologies. We require our team members and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our team members and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Geographic areas

Our sole geographic market is the U.S.

Human capital

HealthEquity is comprised of people dedicated to empowering consumers to spend, save, and invest for healthcare by delivering Purple service. We believe that our culture is a key differentiator that drives the success of our company through, among other things, attracting and retaining top talent.

Our board of directors and its committees provide oversight on certain human capital matters. The Talent, Compensation and Culture Committee of our board of directors acts on behalf of the board to review and determine executive compensation plans, policies, and programs; oversee the Company's culture and related strategies, programs, and risks; and oversee the Company's talent management, development, and retention efforts.

As of January 31, 2026, we had 2,814 team members.

Talent acquisition and team member development

Our People team seeks to attract, hire, and develop the best, most qualified candidates and team members.

HealthEquity has taken, and continues to take, steps to strengthen our talent:

Our People team uses a hiring framework which seeks to improve candidate experience, ensure quality of hire, and increase our focus on hiring practices that meet or exceed industry and legal standards.

- We continued an early career internship program, offering positions across two key areas: corporate business functions and technology. We strive to attract candidates aligned with our vision and who will provide the unique viewpoints and experiences that help drive our success going forward, including by our engaging in outreach with universities where we have a strong regional presence.
- We offer a library of resources for our "Grow Your Career" series with the Talent Partner and Talent Operations teams. This includes guides on how to write resumes, create a social media presence, and prepare for interviews to support team member development.
- We run the Temporary On-Project Specialist (TOPS) program, which allows Member Service Specialists to experience working in other areas of the business. The program is open to all Member Service Specialists, and selected individuals who are able to support areas that need help while gaining experience that can assist with their personal and professional goals.
- We offer a broad leadership development program to improve team member engagement and productivity.
- We coordinate an annual company-wide learning series. Open to all teammates, sessions include leadership development, emotional intelligence, technical skills, and other professional development topics.
- We also offer an annual summit for company leadership that provides an opportunity to discuss strategic priorities and initiatives and focus on leadership development and effective leadership workshops.

Pay equity

Pay equity is a crucial metric in assessing equal opportunity at HealthEquity. We strive to provide a consistent and fair remuneration strategy for all team members through our Total Rewards package. This package includes:

- Base salary
- Incentive/bonus pay
- Stock-based compensation
- 401(k) with company matching
- Health benefits

The Total Rewards philosophy underlying this package is intended to promote fairness and simplicity so that team members and people leaders understand the performance goals they target during the year and the outcomes that result from achieving or exceeding those goals. We strive to administer the Total Rewards package consistently and to ensure equal opportunity as follows:

- Maintaining competitive pay by reviewing market data annually
- Rewarding team members based on their abilities, competencies, experience, and performance levels
- Effectively communicating our Total Rewards policies and practices
- Complying with all applicable federal, state, and local laws and requirements

Team member engagement

We also consider team member engagement an important metric of our organizational health. We regularly seek team member feedback and measure engagement through a survey which contains three engagement key performance indicators (KPIs) that we believe provide a comprehensive measure of team member engagement. The KPIs are designed to determine whether our team members recommend HealthEquity as a great place to work, whether their work gives them a sense of accomplishment, and whether they are motivated to go above and beyond in their work.

As of October 2025, our team member engagement score was 78% favorable, 15% neutral, and 7% unfavorable, based on a participation rate of 86%. We believe that our team member engagement impacts our ability to retain our team members. For the fiscal year ended January 31, 2026, our total team member turnover was 25% and our voluntary turnover was 10%.

Corporate information

HealthEquity, Inc. was incorporated as a Delaware corporation on September 18, 2002. Our principal business office is located at 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020. Our website address is www.healthequity.com. We do not incorporate the information contained on, or accessible through, our corporate website into this Annual Report on Form 10-K, and you should not consider it to be part of this report.

Where you can find additional information

Our website is located at www.healthequity.com, and our investor relations website is located at ir.healthequity.com. Information on our website is not incorporated into this report. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk factors

You should carefully consider the risks described below together with the other information set forth in this Annual Report on Form 10-K. If any of the risks described below are realized, our business, financial condition, results of operations, and prospects could be materially and adversely affected. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and operating results.

Risks relating to our business and industry

Any diminution in, elimination of, or change in the availability of tax benefits for HSAs and other CDBs would materially adversely affect us.

Substantially all of our revenue is earned from tax-advantaged HSAs and other CDBs. The efforts of governmental and third-party payers to raise revenue or contain or reduce healthcare or other costs could include restructuring the tax benefits available through HSAs and other CDBs, which may adversely affect our business, operating results, and financial condition. For example, the federal government or states may seek to raise revenues by enacting tax laws that limit or eliminate the tax deductions available to individuals who contribute to HSAs and other CDBs. We cannot predict if any new tax reforms will ultimately become law, or if enacted, what their terms or the regulations promulgated pursuant to such reforms will be. If the laws or regulations are changed to limit or eliminate the tax benefits available through these accounts, such a change would have a material adverse effect on our business.

Failure to adequately place and safeguard HSA cash and Client-held funds, or the failure of any of our insurance company partners or Depository Partners, could materially and adversely affect our business, financial condition, and results of operations.

As a non-bank custodian, we rely on our insurance company partners and federally insured custodial Depository Partners to hold HSA cash that we custody. The portion of HSA cash held by our insurance company partners continues to increase with the increasing adoption of our Enhanced Rates program. The HSA cash held through our insurance company partners is not federally insured, and our members bear the risk of loss with respect to either the failure of the insurance company partner holding their HSA cash or the breach by the insurance company partner of its obligations to guarantee principal or pay interest thereon. In addition, we deposit Client-held funds with our Depository Partners in interest-bearing demand deposit accounts, and federal deposit insurance may not be available for certain Clients.

If any material adverse event were to affect one of our insurance company partners or Depository Partners, including a significant decline in its financial condition, a decline in the quality of its service, a loss of deposits, its inability to comply with applicable insurance, banking, or other regulatory requirements, systems failure, or its inability to return principal or pay interest thereon, our business, financial condition, and results of operations could be materially and adversely affected. In addition, in the event of such a failure of, or breach by, one of our insurance company partners, the HSA cash held through that insurance company partner would be at risk and no assurance can be given that our contractual arrangements with that insurance company partner would be sufficient for our members to fully recover their HSA cash, which would in turn result in reputational and financial harm to the Company.

In addition, certain of our insurance company partners have commitments to us with respect to the interest rates paid; however, some of these commitments are conditional upon certain market events or the satisfaction of our obligations to the partner. A reduction of the interest rate payable, or a requirement that we post collateral in lieu of any such reduction, could have a material and adverse impact on our business, financial condition, and results of operations.

Failure to adequately manage the liquidity of the custodial assets held by our insurance company partners and Depository Partners could materially and adversely affect our business, financial condition, and results of operations.

Certain of our arrangements with our insurance company partners and Depository Partners require that we keep a minimum amount of HSA cash with such partner. If we fail to comply with those minimum HSA cash requirements, including as a result of withdrawals by our members, we may be subject to penalties payable to our partners or a reduction in the interest paid to us under such arrangements. Such penalties or reductions, if imposed, could have a material and adverse impact on our business, financial condition, and results of operations, and we may not have sufficient capital on hand to pay such penalties.

A decline in interest rates would reduce our income on our HSA Assets and Client-held funds and our ability to attract HSA contributions.

We partner with our insurance company partners and Depository Partners to hold our HSA Assets and other Client-held funds. We earn a substantial portion of our revenue from fees we earn from our insurance company partners and Depository Partners which comprised approximately 48%, 45%, and 39% of our revenues during the fiscal years ended January 31, 2026, 2025, and 2024, respectively. A decline in prevailing interest rates would negatively impact our business by reducing the yield we realize on our HSA Assets and other Client-held funds. In addition, if we do not offer competitive interest rates on HSA Assets, our members may choose another HSA custodian. Any such scenario could materially and adversely affect our business and results of operations.

A decline in the value of invested HSA Assets would adversely affect our results of operations.

If the value of invested HSA Assets that our members hold declines, whether due to market conditions or other factors, our fees received on invested HSA Assets, which are based on a percentage of the asset values, would be adversely affected, which would in turn negatively impact our results of operations.

If we are not successful in adapting to our rapidly evolving industry, our growth may be limited, and our business may be adversely affected.

The market for our products and services is subject to rapid and significant change and competition. The market for administering HSAs and other CDBs is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs, existing competition, price sensitivity, and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to our rapidly evolving industry, industry consolidation, and the substantial resources available to our existing and potential competitors. In order to remain competitive, we are continually involved in a number of projects to develop new services or compete with these new market entrants. These projects carry risks, such as cost overruns, delays in delivery, performance problems, and lack of acceptance by our Clients, Network Partners, marketplace partners, and members.

Any diminution in the use of HSAs or other CDBs would materially adversely affect us.

We believe that many consumers are not familiar with, or do not fully appreciate, the tax-advantaged benefits of HSAs and other CDBs. Our success depends on the willingness of consumers to increase their use of HSAs and other CDBs, our ability to increase engagement, and our ability to demonstrate the value of our services to our existing and potential Clients, Network Partners, and members.

If our members do not fully use their HSAs or CDBs, if employers reduce or cease to offer HSAs or other CDB programs, if the rate of adoption of these accounts decreases, if existing Clients, Network Partners, and members do not recognize or acknowledge the benefits of our services or we do not drive engagement, then the market for our services might decline or develop more slowly than we expect, which could adversely affect our operating results.

The expanding use or anticipated use of AI technologies, including generative AI, by us or third parties, may increase or create new operational and competitive risks.

AI technologies – including generative AI – present numerous opportunities, such as benefits from increased operational efficiencies and innovative new products. The use of AI technologies by us, our service providers, and our competitors has increased recently, and we expect it to further increase rapidly. We utilize AI to streamline administrative processes and improve the experience for our members. These applications have and likely will continue to become increasingly important to our operations.

However, the development and deployment of such technologies also pose significant risks. For example, new products and services incorporating or utilizing AI and machine learning may raise technological, security, legal, reputational, and other risks and challenges related to, among other items, the use of personal information or the information of clients who have not granted permission for the use of their data in such AI systems, flaws in our models or training datasets that may result in biased or inaccurate results, or other unanticipated outcomes, ethical considerations regarding AI, potential infringement of third-party intellectual property rights, exposure of data, and our ability to safely deploy and implement governance and controls for AI systems. We are also exposed to risks arising from the use of AI technologies by bad actors, who may use such technologies to commit fraud, misappropriate funds, and facilitate cyberattacks. Further, our competitors may adopt AI or generative AI more quickly or more effectively than we do, causing competitive harm. AI is subject to rapidly evolving domestic and international laws and regulations, the scope and requirements of which may be inconsistent across jurisdictions and which could impose significant costs and obligations on us. Any of these risks could negatively impact our reputation, the demand for our products and services, and our financial condition and results of operations.

We may be unable to compete effectively against our current and future competitors.

The market for our products and services is highly competitive. We view our competition in terms of direct and indirect competitors. Our direct HSA competitors are well-known retail investment companies, such as Fidelity Investments, HSA custodians and administrators that include state or federally chartered banks, such as Webster Bank and Optum Bank, insurance companies, and non-bank custodians approved by the U.S. Treasury. We also have numerous indirect HSA administration competitors, including benefits administrators and health plans, that license technology platforms and partner with other HSA custodians to provide "white label" HSA offerings. Our other CDB administration competitors include health insurance carriers, human resources consultants and outsourcers, payroll providers, national CDB specialists, regional third-party administrators, and commercial banks, and these competitors have entered, and others may also enter, the HSA market or expand existing HSA offerings to compete with us. Our marketplace initiative also faces competition from telehealth companies with whom we are not affiliated, other providers of similar marketplaces, the producers of products and services competitive with the products and services made available through our marketplace, as well as from similar initiatives by our direct HSA competitors.

An increased focus on HSA-favorable healthcare regulatory reforms may create renewed interest and investment by our competitors in their HSA offerings and lead to greater competition, which could make it harder for us to maintain our growth trajectory. This risk would be compounded if legal requirements or administrative rules are interpreted in a way that makes compliance more onerous for us than for our competitors.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially adversely affect our ability to compete effectively. Our competitors have and may continue to establish or strengthen cooperative relationships with our current or future Network Partners, marketplace partners, or other strategic partners, thereby limiting our ability to promote our solution with these parties. We have seen an increase in Network Partners that have decided to offer HSAs or other CDBs directly to their customers, and a continuation of this trend would significantly reduce our channel partner opportunities and result in account attrition.

Well-known retail mutual fund companies, such as Fidelity Investments, have entered the HSA and CDB business and gained significant market share. Our market share could decline if Fidelity Investments and other mutual fund companies continue expanding their presence in the market. These investment companies have significant advantages over us in terms of brand name recognition, years of experience managing tax-advantaged retirement accounts (e.g., 401(k) and IRA), highly developed recordkeeping, trust functions, and fund advisory and customer relations management, among others. If we are unable to compete effectively with these mutual fund company competitors, our results of operations, financial condition, business, and prospects could be materially adversely affected.

Many of our competitors, in particular banks, insurance companies, and other financial institutions, have longer operating histories and significantly greater financial, technical, marketing, and other resources than we have. As a result, some of these competitors are in a position to devote greater resources to the development, promotion, sale, and support of their products and services and have offered, or may in the future offer, a wider range of products and services that are increasingly desired by potential customers, and they have also used advertising and marketing strategies (including loss-leaders) that achieve broader brand recognition or acceptance.

Finally, our competitors may have the ability to devote more financial and operational resources than we can to developing new technologies and services, including services that provide improved operating functionality, and adding features to their existing service offerings. They may have a greater ability to use AI to provide enhanced products and service offerings. If successful, their development efforts could render our services less desirable, resulting in the loss of our existing customers or a reduction in the fees we earn from our products and services.

Developments in the rapidly changing healthcare industry could adversely affect our business.

Substantially all of our revenue is derived from healthcare-related saving and spending by consumers, which could be affected by changes affecting the broader healthcare industry, including decreased spending in the industry overall. General reductions in expenditures by healthcare industry participants could result from, among other things:

- government regulation or private initiatives that affect the manner in which healthcare industry participants interact with consumers and the general public;
- consolidation of healthcare industry participants;
- reductions in governmental funding for healthcare; and
- adverse changes in general business or economic conditions affecting healthcare industry participants.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. There is no assurance that the demand for our products and services will continue to exist at current levels or that we will have adequate technical, financial, and marketing resources to react to changes in the healthcare industry.

If our members do not continue to utilize our payment cards, our results of operations, business, and prospects would be materially adversely affected.

We derived 15%, 15%, and 16% of our total revenue during the fiscal years ended January 31, 2026, 2025, and 2024, respectively, from interchange fees that are paid to us when our customers utilize our payment cards. These fees represent a percentage of the expenses transacted on each card. If our customers do not use these payment cards at the rate we expect, if they elect to withdraw funds using a non-revenue generating mechanism such as direct reimbursement, or if other alternatives to these payment cards develop, our results of operations, business, and prospects would be materially adversely affected.

If we fail to operate our marketplace effectively, if our Network Partners, Clients, or members respond negatively to our marketplace, or if our marketplace partners, products, or services are disrupted, our business may be adversely affected.

We generate revenue from our marketplace partners who provide the HSA or FSA eligible products and services, including access to telehealth consultations, certain healthcare programs, and certain prescription medications through a third-party partner, to our members. The growth of our marketplace is dependent on our ability to operate the marketplace in a regulatorily compliant manner, market to members effectively and in a cost-efficient manner, and adapt to demands of our Network Partners, Clients, and members. Failure to operate the marketplace effectively could have a negative impact on our growth opportunities.

In addition, negative publicity concerning our marketplace, our marketplace partners, or member experience using our marketplace could limit acceptance of this offering by our Network Partners, Clients, or members, which would adversely affect our revenue and future growth opportunities.

We are dependent upon the partnerships we have entered into for certain of the products, programs, and services available in our marketplace which could be negatively affected if those partnerships are disrupted or experience negative publicity. Such disruption of our partners, along with any negative developments regarding the products, programs, and services made available through the marketplace, could damage our brand, subject us to liability, affect our ability to retain Network Partners, Clients and members, and harm our business and financial results.

The products, programs, and services made available through our marketplace may also subject us to additional federal, state, and local laws and regulations, and a failure to comply with any such law or regulation could have a negative effect on our business, financial condition, and results of operations, and may expose us to civil and criminal penalties. For example, one of our marketplace partners, in addition to offering branded GLP-1 medications as part of its weight loss programs, also offers access to compounded GLP-1 medications, and the regulatory environment around compounded GLP-1 medications has been volatile. The products, programs, and services made available through the marketplace are part of highly competitive markets, and introduce new and more sophisticated competitors to us, which could result in scrutiny, competitive pressures, and litigation from these competitors.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our reputation, results of operations, and financial condition.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports, prevent fraud, and operate successfully as a public company. Any failure, whether in connection with our growth, acquisitions, or otherwise, to execute on our internal controls and continue to maintain effective internal controls, to timely implement any necessary additional improvement to our internal controls, or to effect remediation of any future material weakness or significant deficiency could, among other things, result in losses from fraud or error, harm our reputation, result in regulatory fines, penalties, or investigations, or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our reputation, results of operations, or financial condition.

Management reviews and updates our systems of internal controls and procedures, as appropriate. Any system of controls is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our reputation, results of operations and financial condition.

Data security, technological, and intellectual property risks

Cyber attacks, including ransomware attacks, or other privacy or data security incidents could materially adversely impact our business.

As one of the largest providers of HSAs and other CDBs, our proprietary technology platforms enable the exchange of, and access to, sensitive information. As a result, we are frequently the target of cyber attacks, including ransomware attacks, which means we must continue to monitor and take steps to secure each of our technology platforms, making sure these platforms are aligned to our industry benchmark security posture. In addition, geopolitical events, including the war between Russia and Ukraine, have resulted in, and may continue to result in, an increase in cyber attacks.

Substantially all of our workforce works remotely. This remote work environment increases the risk of cybersecurity breaches and incidents, and the potential impact of these on our operations is also higher while our team members log into our network remotely. In addition, we use third-party partners to service our members. These third-party partners must have access to member information in order to provide this service. Third-party partner remote access to our member information further increases the risk of cybersecurity breaches and incidents through those partners, and from time to time our third-party partners are also the victims of cybersecurity breaches and incidents that may involve member information.

Our ability to ensure the security of our technology platforms and sensitive customer and partner information is critical to our operations. We rely on standard Internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. Despite our security measures, our information technology and infrastructure are vulnerable to cybersecurity threats, including attacks by hackers, AI-powered threats, human error, insider threats, and other malfeasance or outages. Such threats could result in actual security events that compromise our networks, or those of third-party service providers on which we rely, and result in the information stored or transmitted there to be accessed, modified, or used in an unauthorized manner, publicly disclosed, lost, or stolen. Such access, use, disclosure, or other loss of information may result in regulatory scrutiny, and legal claims and liability, including under laws that protect the privacy of personal information, as it has in the recent past. Cybersecurity events disrupt our operations and the services we provide to our Clients, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, operations, and competitive position.

Security breaches, including a major breach of our network security and systems, could result in serious negative consequences for our business, including the loss of sensitive information, theft or loss of actual funds, litigation, indemnity obligations to our Clients, fines, penalties, regulatory scrutiny, and other liabilities, including under laws that protect the privacy of personal information, and disrupt our operations and the services we provide to our members, Clients and Network Partners. We have been the victim of such breaches, which have damaged our reputation and caused a loss of confidence in our products and services, and which may lead to a reduction in demand and result in an unwillingness of members, Clients, Network Partners, and other data owners to provide us with their payment information or personal information, and otherwise harm our brand. Furthermore, when third parties improperly obtain and use the personal information of our members, we are required to expend significant resources to investigate and resolve these problems.

While we have security measures in place, we have experienced data privacy incidents in the past, including an incident in 2024 in which a business partner's user account containing personally identifiable information was breached. As a result of the incident, we are now subject to a consolidated putative class action lawsuits seeking unspecified damages, and we are subject to regulatory inquiries related to the incident, which may lead to fines or other enforcement by these regulators. Whether as a result of these incidents, or if our security measures are breached again or unauthorized access to data is otherwise obtained as a result of third-party action, team member error, or otherwise, our reputation could be significantly damaged, our business may suffer, and we could incur substantial liability, which could result in loss of sales, Clients and Network Partners.

Because techniques used to obtain unauthorized access to or sabotage systems change frequently and such novel techniques, including by use of AI technologies by threat actors, may not be identified until they are launched against a target, we may be unable to anticipate, or to implement adequate preventative measures to address, these techniques. Any or all of these issues could negatively impact our ability to attract new, or increase engagement by, members, Clients and Network Partners, and subject us to third-party lawsuits, regulatory actions or fines, contractual liability, and other action or liability, thereby harming our operating results or financial condition.

Fraudulent activity, whether involving member accounts or our third-party service providers, has led, and could continue to lead, to financial and reputational damage to us and could reduce the use and acceptance of our products and services.

Criminals are using increasingly sophisticated methods, including AI, to obtain personal information, which they then use to commit fraud. As a non-bank custodian of HSAs, we are frequently targeted by sophisticated and persistent bad actors for fraudulent activity, through various tactics such as high-volume credential stuffing attacks, denial of service attacks, and social engineering attacks, among others. For example, in the fiscal year ended January 31, 2025, and the fiscal quarter ended April 30, 2025, we experienced a significant increase in the volume and sophistication of outside fraudulent activity targeting member accounts, resulting in a significant loss to us as we incurred service costs to reimburse and protect impacted members. Losses due to fraud committed against us and our Clients, members, and Network Partners may not be covered by insurance policies, and losses not covered by insurance may be material. Even in the event that losses relating to fraudulent activity are covered by insurance, premiums and/or deductibles related to our insurance coverage may increase or the scope of our coverage may decrease, any of which could have an adverse impact on our financial results.

We are also vulnerable to criminal fraudulent activity through our third-party service providers. We rely upon third parties to provide certain services, such as some transaction processing services and data feeds, and such reliance subjects us to risks related to the vulnerabilities of those third parties. For example, we are exposed to risks relating to the theft of payment card numbers housed in a merchant's point of sale systems if our members use our payment cards at a merchant whose systems are compromised. We may reimburse our members for losses sustained when using our payment cards, even in instances where we are not directly responsible for the underlying cause of such loss.

In addition, because of a significant increase in outside fraudulent member account activity, we have suffered reputational damage that could reduce the use and acceptance of our products and services, or cause our Clients, members, and Network Partners to look for alternative providers. Further fraud incidents, or increases in the overall level of fraud involving either member accounts, our reimbursement administrative services, or our third-party service providers, could result in financial and reputational damage to us. If we fail to successfully protect against fraud in the future, our business and financial results may be adversely affected.

We rely on software licensed from third parties that may be difficult to replace or that could cause errors or failures of our technology platforms that could lead to lost customers or harm to our reputation.

We rely on certain cloud-based software licensed from third parties to run our business. This software may experience outages, may not continue to be available to us on commercially reasonable terms and any loss of the right to use any of this software could result in, among others, delays in producing our financial statements, risks to our security environment, or the provisioning of our products and services until equivalent technology is either developed by us, or, if available, identified, obtained, and integrated into our systems and processes, which would likely take a significant amount of time and harm our business. In addition, we have service level agreements with certain of our Clients and Network Partners for which the availability of this software is critical. Any decrease in the availability of our services as a result of errors, defects, a disruption, or failure of our licensed software may require us to provide significant fee credits or refunds to our customers. Our software licensed from third parties is also subject to change or upgrade, which may result in us incurring significant costs to implement such changes or upgrades and interruptions or delays in our services as a result of such changes or upgrades.

Developing and implementing new and updated applications, features, and services for our technology platforms may be more difficult than expected, may take longer and cost more than expected, or may result in the platforms not operating as expected.

Attracting and retaining new Clients and Network Partners requires us to continue to improve the technology underlying our proprietary technology platforms and requires our technology to operate as expected. In addition, potential Clients and Network Partners are increasingly seeking a bundled solution, encompassing a wide range of features. We are currently investing in a modernization of our proprietary technology platforms to support new opportunities and enhance security, privacy, and platform infrastructure, while maintaining existing applications, features, and services. If we are unable to do so on a timely basis or if we are unable to implement this modernization without disruption to our existing applications, features, and services, or if we encounter technical obstacles that result in the technology not operating properly, we may lose potential and existing Clients and Network Partners. We rely on a combination of internal development, strategic relationships, licensing, and acquisitions to develop our content offerings, products, and services. These efforts may be more expensive than expected, take longer to develop and implement, and require additional personnel and resources.

The revenue opportunities earned from these efforts may fail to justify the effort or resources spent and may not have the anticipated returns on attracting and retaining new Clients and Network Partners. In addition, material performance problems, defects or errors in our existing or new software have occurred and may occur in the future. Similar challenges in the future may affect our reputation, the demand for our products and services, our financial condition and results of operations, and otherwise draw adverse regulatory scrutiny.

New products and services, including those incorporating or utilizing AI and machine learning, may raise technological, security, legal, and other risks and challenges related to, among other items, the use of personal information in such AI systems, flaws in our models or training datasets that may result in biased or inaccurate results or other unanticipated outcomes, ethical considerations regarding AI, potential infringement of third-party intellectual property rights, and our ability to safely deploy and implement governance and controls for AI systems. Realization of these risks could negatively impact our reputation, the demand for our products and services, our financial condition and results of operations, and otherwise draw adverse regulatory scrutiny.

Disruptions of service at our facilities, our servers, our third-party data centers, or our cloud service providers have interrupted and delayed our customers' access to our products and services and will be harmful if repeated.

The ability of our team members, members, Network Partners, and Clients to access our technology platforms is critical to our business. We may experience disruptions to certain data centers and servers upon which we rely to provide timely services to our clients. For example, an unplanned storage service outage in 2024 led to multiple critical services for our members being unavailable and degraded. We cannot ensure that the measures we have taken to enable access to our technology platforms, including changes in response to previous disruptions to important platforms, will be effective to prevent or minimize interruptions to our operations. Our technology platforms are hosted by third-party data centers, and we increasingly rely on third-party cloud service providers to support our technology platforms. Our facilities, our third-party data centers, and our cloud service providers are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation:

- extended power loss or other failure of critical infrastructure;
- telecommunications failures from multiple telecommunications providers;
- natural disaster or an act of terrorism;
- software and hardware errors, or failures in our own systems or in other systems;
- mistakes in updating, maintaining, and accessing databases, data centers, and servers;
- network environment disruptions such as computer viruses, hacking, and similar problems in our own systems and in other systems;
- theft and vandalism of equipment; and
- actions or events caused by or related to third parties.

We attempt to mitigate these risks through various business continuity efforts, including redundant infrastructure, 24/7/365 system activity monitoring, backup and recovery procedures, use of a secure storage facility for backup media, separate production and test systems, and change management and system security measures, but our precautions, even after previous incidents, may not protect against all potential problems. Our data recovery centers are equipped with physical space, power, storage and networking infrastructure and Internet connectivity to support our technology platforms in the event of the interruption of services at our data centers. Even with these data recovery centers, our operations can be interrupted during transition processes when our primary and other data centers experience failures. Disruptions at our data centers may cause disruptions to our technology platforms and lead to data loss or corruption. We have experienced interruptions and delays in service and availability for data centers, and bandwidth and other technology issues in the past. Frequent or persistent system failures that result in the unavailability of our technology platforms or slower response times could reduce our members', Clients', and Network Partners' ability to access our technology platforms, impair the delivery of our products and services, and harm the perception of our platforms as reliable, trustworthy, and consistent. Any future errors, failure, interruptions, or delays experienced in connection with these third-party technologies could delay access to our products by members, Clients and Network Partners, which would harm our business. This could damage our reputation, subject us to potential liability or costs related to defending against claims or cause our members, Clients and Network Partners to cease doing business with us, any of which could negatively impact our financial results.

Our technology platforms may link to or utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Our technology platforms may incorporate software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unfavorable conditions on us. For example, by the terms of certain open source licenses, we could be required to offer our technology platforms that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works that we created based upon, incorporating or using the open source software, and/or that we license such modifications or derivative works under the terms of the particular open source license. If portions of our proprietary software are determined to be subject to an open source license, then the value of our technologies and services could be reduced.

In addition to risks related to license requirements, usage of open source software may be riskier than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business.

Legal and regulatory risks

The healthcare regulatory and political framework is uncertain and evolving, and we cannot predict the effect that further healthcare reform and other changes in government programs may have on our business, financial condition, or results of operations.

Healthcare laws and regulations are rapidly evolving and may change significantly, which could adversely affect our financial condition and results of operations. In addition, proposals to implement a single payer or "Medicare for all" system in the U.S. or in individual states, if adopted, could have a material adverse effect on our business. The full impact of healthcare reform and other changes in the healthcare industry and in healthcare spending is unknown. Accordingly, we are unable to predict what effect healthcare reform measures will have on our business.

Changes in applicable federal and state laws relating to HSAs and other CDBs could materially adversely affect our business.

HSAs and other CDBs exist as a result of provisions in the Internal Revenue Code and other laws and regulations. Changes to the regulatory landscape impacting our products require substantial time and costs for us to ensure our products are compliant. In addition, federal or state governments could impose laws that limit the eligibility requirements for our products, which could limit our ability to grow or cause us to lose existing members, or such governments could change the eligibility requirements we must meet to maintain the licenses we need to offer our products. We cannot predict if any new reforms will ultimately become law, or if enacted, what their terms or the regulations promulgated pursuant to such reforms will be, and such reforms could have a material adverse effect on our business.

We are subject to privacy regulations, including regarding the access, use, and disclosure of personal information, and the privacy breaches that we or our third-party service providers have experienced or may experience in the future could result in substantial financial and reputational harm, including possible criminal and civil penalties.

We and certain third party service providers process sensitive personal information in connection with our services, including, where applicable, protected health information and nonpublic personal information. A failure to comply with evolving privacy and data protection requirements including sector-specific regimes such as HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), which govern protected health information, the Gramm-Leach-Bliley Act, which governs nonpublic personal information, and various state privacy and breach-notification laws, or a failure to prevent unauthorized access to or disclosure of personal information due to cyberattack, human error, system misconfiguration, third-party compromise, or other security incident or event could result in regulatory investigations, penalties, litigation (including class actions), contractual claims, member losses, remediation and monitoring costs, operational disruption, and reputational harm. We experienced privacy/security incidents in the past (including an incident in 2024 involving a third-party user account) and future incidents could have greater impact. While we maintain formal privacy and security programs, third-party oversight, and incident response and notification processes designed to mitigate risks to the confidentiality, integrity, and availability of the sensitive information, including personal information that we hold, residual risk remains. Compliance costs may increase as requirements and expectations continue to change, along with the possibility of costly penalties in the event we are deemed to not be in compliance with such laws and regulations. Privacy and data protection regulation have become priority issues in many states, and, as such, the regulatory environment is continually changing. For example, many states provide a private right of action for data breaches. Additional privacy requirements are expected as new state and federal privacy laws are enacted.

Legislative, regulatory, and legal developments involving taxes could adversely affect our results of operations and cash flows.

We are subject to U.S. federal and state income, payroll, property, sales and use, and other types of taxes in numerous jurisdictions. Significant judgment is required in determining our provisions for income taxes. Changes in tax rates, enactments of new tax laws, revisions of tax regulations, and claims or litigation with taxing authorities could result in substantially higher taxes.

We do not collect sales and use taxes in all jurisdictions in which our customers are located, other than from sales of certain commuter services, based on our belief that such taxes are generally not applicable to our services. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. In those jurisdictions and in those cases where we do believe sales taxes are applicable, we collect and file timely sales tax returns. Currently, such sales taxes apply to certain commuter services, but otherwise are minimal to the rest of our services. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest, and penalties, and we could be required to collect such taxes in the future. Such additional sales and use tax liability could adversely affect the results of our operations.

Regulatory changes and changes in the enforcement environment may have an adverse result on our business.

Changes to regulations and the enforcement environment create uncertainty around our business and our Clients. In addition, changes to the legal, regulatory, or political environment may require management's attention, divert resources from other areas, and expose us to potential liability.

As a federal contractor, we are required to follow federal law, including executive orders, directed at federal contractors. We are unable to anticipate the scope of potential changes federal contractors will be required to comply with and cannot predict what impact any such changes may have on us or whether we will be able to implement adequate preventative measures to address any future requirements.

Additionally, we administer programs allowing eligible federal government employees access to our technology platforms and services. We generate revenue from this relationship, and in the event that the program or the number of federal employees who participate in the program change significantly, our financial results could be affected.

Changes in laws and regulations relating to interchange fees on payment card transactions could adversely affect our revenue and results of operations.

Existing laws and regulations limit the fees or interchange rates that can be charged on payment card transactions. For example, the Federal Reserve Board has the power to regulate payment card interchange fees and has issued a rule setting a cap on the interchange fee an issuer can receive from a single payment card transaction. Our HSA-linked payment cards are exempt from this rule, although we are subject to a general requirement of reasonable compensation for services rendered. To the extent that our payment cards lose their exempt status, the interchange rates applicable to transactions involving our payment cards could be impacted, which could have a material adverse effect on our financial condition and results of operations.

Failure to comply with, or changes in, payment card industry, credit card association or other network rules or standards set by Visa or changes in card association and debit network fees or products or interchange rates, could materially adversely affect us.

We, and the banks that issue our prepaid debit cards, are subject to Payment Card Industry Data Security Standards and Visa association rules that could subject us to a variety of fines or penalties that may be levied by the card associations or networks for acts or omissions by us or businesses that work with us, including card processors. Failure to comply with these rules and standards could result in significant fines, other penalties, or the termination of our interchange revenue agreements. The termination of the card association registrations held by us or any of the banks that issue our cards, or any changes in card association or other debit network rules or standards, including interpretation and implementation of existing rules, participants deciding to use PIN networks, standards, or guidance that increase the cost of doing business or limit our ability to provide our products and services, or limit our ability to receive interchange fees, could have a material adverse effect on our results of operations, financial condition, business, and prospects. In addition, from time-to-time, card associations increase the organization or processing fees that they charge, which could increase our operating expenses, reduce our profit margin, and materially adversely affect our results of operations, financial condition, business, and prospects.

We are subject to complex regulation, and any compliance failures or regulatory action could adversely affect our business.

Our business, including HSAs and many of the CDBs we administer and our investment adviser and trust company subsidiaries, is subject to extensive, complex, and frequently changing federal and state laws and regulations, including IRS, Health and Human Services ("HHS"), and Department of Labor ("DOL") regulations; ERISA, HIPAA, HITECH, and other privacy and data security regulations; the Advisers Act; state banking laws; state third-party administrator laws; the Patient Protection and Affordable Care Act; and developing regulation regimes for the use of AI.

Our subsidiary HealthEquity Advisors, LLC is an SEC-registered investment adviser that provides automated web-only investment advisory services. As such, it must comply with the requirements of the Advisers Act and related SEC regulations and is subject to periodic inspections by the SEC staff. Such requirements relate to, among other things, fiduciary duties to clients, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions, limitations on agency cross and principal transactions between the adviser and its clients, and general anti-fraud prohibitions. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations.

Our subsidiary HealthEquity Trust Company is a non-depository trust company and subject to regulation and supervision by the Wyoming Division of Banking.

As we continue to innovate and improve our products and services by leveraging automated decision making, machine learning, and AI, our business model may be affected by global trends and laws that regulate the use of these developing technologies. Such laws or regulations may restrict or impose burdensome and costly requirements on our ability to use AI and machine learning and also may impact our ability to use certain data for developing our products and services.

Compliance with regulatory requirements requires resources and takes significant time and effort. Any claim of non-compliance, regardless of merit or ultimate outcome, could subject us to investigation by the HHS, the DOL, the SEC, the Wyoming Division of Banking, or other regulatory authorities. This in turn could result in additional claims or class action litigation brought on behalf of our members, Clients or Network Partners, any of which, regardless of merit or ultimate outcome, could result in substantial cost to us and divert management's attention and other resources away from our operations. Furthermore, investor perceptions of us may suffer, and this could cause a decline in the market price of our common stock. Our compliance processes may not be sufficient to prevent assertions that we failed to comply with any applicable law, rule, or regulation. In addition, all of our business is subject, to varying degrees, to fiduciary and other service provider obligations under ERISA, the Internal Revenue Code, and underlying regulations. A failure to comply with these or other regulatory and compliance obligations could subject us to disgorgement of profits, excise taxes, civil penalties, private lawsuits, and other costs, including reputational harm.

If we are unable to meet or exceed the net worth test required by the IRS, we could be unable to maintain our non-bank custodian status.

As a non-bank custodian, we are required to comply with Treasury Regulations Section 1.408-2(e), including the net worth requirements set forth therein. If we should fail to comply with the Treasury Regulations' non-bank custodian requirements, including the net worth requirements, such failure would materially and adversely affect our ability to maintain our current custodial accounts and grow by adding additional custodial accounts, and it could result in the institution of procedures for the revocation of our authorization to operate as a non-bank custodian.

Risks relating to our service and culture

Any failure to offer high-quality member, Client, and Network Partner support services could adversely affect our relationships with our members, Clients, and Network Partners and our operating results.

Our members, Clients, and Network Partners depend on our support and education organizations to educate them about, and resolve technical issues relating to, our products and services. We may be unable to respond quickly enough to accommodate short-term increases in demand for education and support services. Increased demand for these services, without a corresponding increase in revenue, could increase costs and adversely affect our operating results.

Our sales process is highly dependent on the reputation of our products, services, and business and on positive recommendations from our existing members, Clients and Network Partners. Further, we use third-party service providers for certain call centers and COBRA claims and transaction processing, including certain offshore service providers for member chat service, which service providers may not provide the same quality of support services for our Clients and members. Any failure to maintain high-quality education and technical support, or a market perception that we do not maintain high-quality education support, could adversely affect our reputation, our ability to sell our products and services to existing and prospective customers, and our business and operating results. We promote 24/7/365 education and support along with our proprietary technology platforms. Interruptions or delays that inhibit our ability to meet that standard have hurt our reputation and ability to attract and retain customers, and any such interruptions or delays in the future would likely also do so.

We rely on our management team and team members, and our business could be harmed if we are unable to retain qualified personnel.

Our success depends, in part, on the skills, working relationships and continued services of our executive team and other key personnel. While we have entered into employment agreements with our executive officers, all of our team members are "at-will" employees, and their employment can be terminated by us or them at any time, for any reason, and without notice, subject, in certain cases, to severance payment rights. In order to retain valuable team members, in addition to salary and cash incentives, we provide equity-based awards that vest over time or based on performance. The value to team members of these awards will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract offers from other organizations. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to hire other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. Volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart.

Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel and other team members. For example, competition for qualified personnel in our field is intense due to the limited number of individuals who possess the skills and experience required by our industry. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New team members may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our retention efforts are not successful or our team member turnover rate increases, our business, results of operations, and financial condition could be materially and adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, including through our acquisitions, we have found it difficult to maintain these important aspects of our corporate culture. In addition, it is difficult to instill our culture in our now predominantly remote workforce. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Risks relating to our partners and service providers

If our Network Partners choose to partner with other providers of, or otherwise reduce offering or cease to offer, our products and services, our business could be materially and adversely affected.

Our business increasingly depends on our Network Partners' willingness to partner with us to offer their customers and/or employees our products and services. In particular, certain of our Network Partners enjoy significant market share in various geographic regions. In other geographies, we have multiple Network Partners that compete against each other for the same business, which at times results in our inability to bid for certain business or in us upsetting a Network Partner that we choose not to partner with in a certain bid or that expects us to bid exclusively with them. If these Network Partners choose to instead partner with our competitors, or otherwise reduce offering, or cease to offer, our products and services, our results of operations, business, and prospects could be materially adversely affected.

A change in relationship with our bank identification number sponsor, or the failure by our sponsor to comply with certain banking regulations, could materially and adversely affect our business.

We rely on a single bank identification number ("BIN") sponsor in relation to the payment cards we issue. A BIN sponsor is a bank or credit union that provides the BIN that allows a prepaid card program to run on one of the major card brand networks (e.g., VISA, MasterCard, Discover, or American Express). Our BIN sponsor enables us to link the payment cards that we offer our members to the VISA network, thereby allowing our members to use our payment cards to pay for expenses with a "swipe" of the card. If any material adverse event were to affect our BIN sponsor, including a significant decline in the financial condition of such BIN sponsor, a decline in the quality of service provided by our BIN sponsor, the inability of our BIN sponsor to comply with applicable banking and financial service regulatory requirements or industry standards, systems failure, or the inability of our BIN sponsor to pay us fees, our business, financial condition, and results of operations could be materially and adversely affected because we may be forced to reduce the availability of, or eliminate entirely, our payment card offering, which would materially impact our interchange revenue. In addition, we do not have long-term contracts with our BIN sponsor, and our BIN sponsor may increase the fees charged to us or terminate our relationship. If we were required to change our BIN sponsor, we could not accurately predict the success of such change or that the terms of our agreement with a new BIN sponsor would be as favorable to us, especially in light of the regulatory scrutiny of the payment card industry, which has rendered the market for BIN sponsor services less competitive.

Replacing our third-party service providers would be difficult and disruptive to our business.

We have entered into contracts with third-party service providers to provide critical services relating to our business, including the redesign of our technology platforms, fraud management and other customer verification services, transaction processing and settlement, telephony services, call centers, and card production. In the past, certain of these service providers have failed to maintain adequate levels of support, did not provide high quality service to us and our members, increased the fees they charge us, discontinued their lines of business, terminated our contractual arrangements, or ceased or reduce operations, and as a result, we suffered additional costs and were required to pursue new third-party relationships, which resulted in reputational harm, material disruption of our operations and our ability to provide our products and services, missed service-level agreements with Clients and Network Partners, and diverted management's time and resources, and these events and consequences could happen with our current service providers moving forward. Transitioning to a new service provider often takes a significant amount of time and resources and, if we are unable to complete a transition to a new provider on a timely basis, or at all, we could be forced to temporarily or permanently discontinue certain services, such as our payment card services, which could disrupt services to our customers and adversely affect our business, financial condition, reputation, and results of operations. We may also be unable to establish comparable new third-party relationships on as favorable terms or at all, which could materially and adversely affect our business, financial condition, and results of operations.

Growth-related risks

Our acquisition and investment strategies may not be successful.

As a key part of our strategy, we seek to acquire or invest in assets, businesses, products, or technologies that we believe would complement or expand our products and services, enhance our technical capabilities, or otherwise offer growth opportunities. There is no assurance that we will be successful in consummating such acquisitions or investments, or even if consummated, realize the anticipated benefits of these or any future acquisitions or investments. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions or investments, whether or not they are consummated.

Acquisitions and investments also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses or businesses we invest in that are not discovered during the due diligence process. If an acquisition or investment fails to meet our expectations, our operating results, business, and financial condition may suffer. Certain of our past transactions also resulted in dilutive issuances of equity securities and the incurrence of additional debt, and future acquisitions or investments could result in additional dilutive issuances of equity securities or the incurrence of additional debt, which could adversely affect our business, results of operations, or financial condition.

Failure to manage future growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

The continued rapid expansion and development of our business has placed a significant strain upon our management and administrative, operational, and financial infrastructure. As of January 31, 2026, we had approximately 10.6 million HSAs and $36.5 billion in HSA Assets representing growth of 7% and 14%, respectively, from January 31, 2025. Our growth strategy contemplates further increasing the number of our HSAs, CDBs, and HSA Assets at relatively higher growth rates than industry averages. However, the rate at which we have been able to add new HSAs, CDBs, and HSA Assets in the past may not be indicative of the rate at which we will be able to grow in the future.

Our success depends in part upon the ability of our executive officers to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise, and manage new team members, obtain financing for our capital needs, leverage and expand our systems and data effectively, control increasing costs, allocate our human resources optimally, maintain clear lines of communication between our operational functions and our finance and accounting functions, utilize cost saving measures including artificial intelligence efficiently, enter and grow new initiatives such as our marketplace, and manage the pressures on our management and administrative, operational, and financial infrastructure. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations or that we will be able to manage growth effectively or to achieve further growth at all. If our business does not continue to grow or if we fail to effectively manage any future growth, our business, financial condition, and results of operations could be materially and adversely affected.

We may not accurately estimate the impact on our business of developing, introducing, and updating new and existing products and services.

We intend to continue to invest in technology and development to create new and enhanced products and services to offer our customers and to enhance the capabilities of our platforms. We may not be able to anticipate or manage new risks and obligations or legal, compliance, or other requirements that may arise in these areas. The anticipated benefits of such new and improved products and services may not outweigh the costs and resources associated with their development. Some new services may be received negatively by our existing and/or potential customers and strategic partners and have to be put on hold or canceled entirely.

Our ability to attract and retain new customer revenue from existing customers will depend in large part on our ability to enhance and improve our existing products and services and to introduce new products and services. The success of any enhancement or new product or service depends on several factors, including the timely completion, introduction, and market acceptance of the enhancement or new product or service. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to earn significant revenue. If we are unable to successfully develop, ourselves or through partnerships, or acquire new products or services or enhance our existing products or services to meet member or network partner requirements, our results of operations, financial condition, business, or prospects may be materially adversely affected.

We may need to record write-downs from future impairments of identified intangible assets and goodwill.

Our consolidated balance sheet includes significant intangible assets, including approximately $1.65 billion in goodwill and $1.10 billion in intangible assets, together representing approximately 81% of our total assets as of January 31, 2026. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments. We test our goodwill for impairment each fiscal year, but we also test goodwill and other intangible assets for impairment at any time when there is a change in circumstances that indicates that the carrying value of these assets may be impaired. This is particularly relevant to us given our recent acquisition history and the amount of goodwill and intangible assets on our balance sheet associated with those acquisitions. Any future determination that these assets are carried at greater than their fair value could result in substantial non-cash impairment charges, which could significantly impact our reported operating results.

Integration of our acquisitions may not be successful, and we may not realize the synergies anticipated from our acquisitions.

The success of our acquisitions depends in part on our ability to realize the anticipated business opportunities from combining the operations of the acquired businesses with our business in an efficient and effective manner. Integration of our acquisitions could take longer and be more costly than anticipated, and it could result in the loss of key team members, the disruption of our ongoing business and the acquired business, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with team members, Clients, Network Partners, or other third parties, and could harm our financial performance. In addition, we may not realize the anticipated cost, revenue, and other synergies associated with successfully integrating our acquisitions.

Financing and related risks

Our substantial debt could limit our ability to fund operations, expose us to interest rate volatility, limit our ability to raise additional capital, and have a material adverse effect on our ability to fulfill our obligations under our Credit Agreement and Indenture and to our Network Partners, Clients, and members.

We are party to a credit agreement (the "Credit Agreement"), which consists of a five-year senior secured revolving credit facility in the aggregate principal amount of $1 billion (the "Revolving Credit Facility"), of which $361.9 million was outstanding as of January 31, 2026. We have also issued $600 million of 4.50% unsecured Senior Notes due 2029 (the "Notes"). Under the Credit Agreement, we have the right to request additional loans or commitments in an amount up to $450 million, plus (ii) an additional amount so long as the pro forma First Lien Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 3.85 to 1.00 as of the date such loans or commitments are incurred. We also have the right to incur additional debt from time to time, subject to the restrictions contained in the Credit Agreement and the indenture under which the Notes were issued (the "Indenture"). The substantial debt we have outstanding, combined with our other financial obligations and contractual commitments, has important consequences, including the following:

- our level of debt may make it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the Credit Agreement or the Indenture and the agreements governing such other debt;
- we use a portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic acquisitions, investments, alliances, and other general corporate requirements;
- our interest expense has increased substantially, and could continue to increase if interest rates increase beyond current levels, because any outstanding borrowings under the Revolving Credit Facility are based on variable interest rates;
- the interest rate on our Revolving Credit Facility will depend on the level of its specified financial ratios, and therefore could increase if such specified financial ratios increase;
- such substantial debt could leave us vulnerable to general economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;
- our debt service obligations could limit our flexibility to plan for, or react to, changes in our business and the industry in which we operate;
- our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, strategic acquisitions, investments, joint ventures, and other general corporate requirements;
- our level of debt may prevent us from raising the funds necessary to repurchase all of the Notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the Indenture; and
- a potential failure to comply with the financial and other restrictive covenants in any of our debt instruments, which, among other things, require us to maintain specified financial ratios, could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations under the Notes and on our business and prospects generally.

The Indenture and the Credit Agreement contain covenants that impose significant operational and financial restrictions on us, and the failure to comply with these covenants would result in an event of default under these instruments.

The Indenture and the Credit Agreement impose on us operating and other restrictions. These restrictions affect, and in many respects limit or prohibit, among other things, our ability to:

- incur additional debt and issue certain capital stock;
- create liens;
- make investments or acquisitions;
- enter into transactions with affiliates;
- sell assets;
- guarantee debt;
- declare or pay dividends or other distributions to shareholders;
- repurchase equity interests;
- redeem debt that is subordinated in right of payment to certain debt instruments;
- enter into agreements that restrict dividends or other payments from subsidiaries; and
- consolidate, merge, or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

The terms of the Revolving Credit Facility in the Credit Agreement also require us to achieve and maintain compliance with specified financial ratios and contain the following restrictions:

- limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

- adversely affect our ability to finance our operations, strategic acquisitions, investments, alliances, or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios would result in a default under some or all of the debt agreements. During the occurrence and continuance of a default, lenders under our Revolving Credit Facility may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, which would result in an event of default under the Indenture. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. Additionally, our Credit Agreement contains a cross-default provision, which generally causes a default or event of default under the Credit Agreement upon a qualifying default or event of default under any other debt instrument (including under the Indenture) and the Indenture contains a cross-acceleration provision. If we are unable to repay outstanding borrowings when due, the lenders under our Revolving Credit Facility will also have the right to proceed against the collateral granted to them to secure the debt. If lenders under the Revolving Credit Facility accelerate the debt thereunder, then the obligations under the Notes would be accelerated. We cannot provide assurance that, if the indebtedness under our Revolving Credit Facility or the Notes were to be accelerated, our assets would be sufficient to repay in full that indebtedness and our other indebtedness. If not cured or waived, such acceleration could have a material adverse effect on our business and our prospects.

General risk factors

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Certain provisions in our governing documents could make a merger, tender offer, or proxy contest involving us difficult; even if such events would be beneficial to the interests of our stockholders. These provisions include the inability of our stockholders to act by written consent and certain advance notice procedures with respect to stockholder proposals and nominations for candidates for the election of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and Delaware law to prevent or delay a transaction involving a change in control of our company, even if doing so would benefit our stockholders.

The exclusive forum provision in our amended and restated certificate of incorporation could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or team members.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of our directors and officers to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other team members, which may discourage such lawsuits against us and our directors, officers, and other team members. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Item 1B. Unresolved staff comments

None.

Item 1C. Cybersecurity

Overview

Cybersecurity risk is the risk of compromising the confidentiality, integrity, or availability of our technology platforms, data, and other systems, which could have an adverse impact on us, our members, Clients, and Network Partners, and our relationships with them. As further described below, we take various steps designed to help ensure that our platforms, data, and other systems remain available, resilient, and secure in the face of risks presented both by inadvertent actions (e.g., software that fails to operate properly) and by malicious activities (e.g., threat actors deliberately seeking to steal data or otherwise cause disruption). In particular, our industry continues to be a target for increasingly sophisticated cyber threats, including those driven by the rapid advancement of AI, adoption of public cloud environments, and reliance on third parties. We take a security-by-design and risk-based approach to our cybersecurity program, which emphasizes continual improvement to safeguard non-public information and enable our business operations.

Our cybersecurity program is structured to identify, assess, and mitigate risks through continuous monitoring, proactive threat intelligence, and a multi-layered defense strategy. We implement security controls, tools, and incident response procedures to prevent, detect, escalate, investigate, resolve, and recover from identified and reasonably anticipated vulnerabilities, including cybersecurity incidents. We emphasize fraud prevention, data protection, and securing our core platforms, while also prioritizing zero trust architecture, third-party risk management, immutable backups, training our staff and others who may have access to our data and systems, and improvement of our security personnel.

In the event of a security risk or breach, we are prepared with response protocols aligned with National Institute of Standards & Technology ("NIST") guidelines. Our Security Incident Response Plan defines roles and responsibilities, incident severity levels, key contacts, post-incident steps, and testing guidelines. Our procedures cover response steps for phishing attacks, ransomware, data breaches, and major vulnerabilities. In addition, we have an organic threat model to evaluate our security controls against attacker tactics, techniques, and procedures. This adaptive approach strengthens our ability to anticipate and counter emerging threats. See "Risk Factors" in Part I, Item 1A of this Form 10-K for further information about cybersecurity risk.

Risk management and strategy

We have implemented the Three Lines of Defense Model as the foundation of our risk management approach. Our information security team serves as a First Line, working with our Enterprise Risk Management & Compliance functions as a Second Line, and our Internal Audit function as the Third Line.

Cybersecurity is integrated into our operations, including through team member engagement, technology infrastructure, data fabric, and product development. Due to the sensitive nature of our customers' data that we hold, we have a heightened focus on data security and protection. We maintain administrative, technical, and physical safeguards designed to protect confidential data. Our security team seeks to identify security risks by working with state and federal law enforcement, security information-sharing organizations, and 24/7 system surveillance through internal and external detection and response teams. Additionally, to help ensure our approach to customer privacy and security is effective and in line with industry standards, we publish Service and SOC 2 attestation reports on our risk management standards established by the Statement on Standards for Attestation Engagements 18.

We regularly engage external and internal assessors and auditors to evaluate and audit our cybersecurity policies, procedures, standards, and practices. Results from these assessments are shared with management for remediation and with the Cybersecurity and Technology Committee of our board of directors on a regular basis. We have obtained, or are working toward obtaining, industry certifications and attestations and have aligned our cybersecurity program with the NIST Cybersecurity Framework and related controls.

As part of our Third Party Risk Management program, we perform initial risk assessments prior to engaging third-party service providers and ongoing risk assessments annually thereafter, which follow an established process designed to identify, assess, and periodically review our exposure to risk through our partners.

During the fiscal year ended January 31, 2026, no known cybersecurity threats materially affected, or we believe are reasonably likely to materially affect, our business, our business strategy, financial reporting, or results of operations.

Governance

The Cybersecurity and Technology Committee of our board of directors provides oversight of the Company's cybersecurity threat landscape, risks and data security programs, and the Company's management and mitigation of cybersecurity risks and potential breach incidents. The Audit and Risk Committee of our board of directors provides an additional layer of cybersecurity oversight, as it provides oversight of the Company's enterprise risk management program, which includes management of cybersecurity risks and the potential fraud and privacy risks that could arise from a cybersecurity incident.

The Chief Security Officer ("CSO") and his delegates meet with the Cybersecurity and Technology Committee at least quarterly to, among other items, review any cybersecurity incidents, review key risks and metrics on the Company's cybersecurity program and related risk management programs, and discuss the Company's cybersecurity programs and goals. The Cybersecurity and Technology Committee also participates in cybersecurity tabletop exercises with management and receives training on cybersecurity trends and developments. The Cybersecurity and Technology Committee updates the full board of directors at each quarterly board meeting, or more frequently if needed.

Our enterprise cybersecurity program is led by the CSO, who brings more than two decades of cybersecurity leadership experience and oversees both information technology and information security functions. In order to assess and manage our material risks from cybersecurity threats, our CSO works with cross-functional teams, which are staffed with subject matter experts and leaders from each of the following areas:

- Threat & Vulnerability Management: We follow a defense-in-depth security model with a Joint Security Operations Center, Attack Surface Management, and Data Protection team working with security architects and engineers deploying controls designed to prevent or limit the success of an attack.

- Governance, Risk, and Compliance: Our Security Governance, Risk, and Compliance team helps drive trust, compliance, and data protection by managing risks, including supply chain risks, to strengthen customer confidence, support innovation, and protect our reputation.

- Fraud Prevention: Our Fraud Strategy and Prevention team seeks to employ industry best practices of fraud prevention, identity and access management ("IAM"), and cybersecurity monitoring to protect the transactions of our members and Clients. We continue to invest in people, processes, and technology solutions to enhance our fraud prevention program.

- Security Engineering & Architecture: Our Security Engineering & Architecture team designs and implements resilient security solutions, embedding security into cloud and on-premise environments while automating controls and integrating security into development lifecycles.

- Identity & Access Management: Our IAM team enforces zero trust principles, least privilege access, and adaptive authentication, managing multi-factor authentication, privileged access management, and just-in-time access to protect critical systems while ensuring seamless and compliant user access.

Item 2. Properties

We do not currently own any of our facilities. Our principal executive offices are located in Draper, Utah. Since a majority of our workforce is now permanently working remotely, we no longer use portions of our office space and we have subleased, or are seeking opportunities to sublease, these offices.

Item 3. Legal proceedings

For information regarding legal proceedings in which we are involved, refer to Note 6—Commitments and contingencies to our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 4. Mine safety disclosures

Not applicable.

Part II.

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Market information

Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY."

Holders

As of March 3, 2026, there were 19 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers, and other financial institutions.

Dividend policy

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, and other factors that our board of directors may deem relevant.

Issuer Purchases of Equity Securities

The following table presents information with respect to HealthEquity's repurchases of common stock during the three months ended January 31, 2026 (in thousands, except average price paid per share).

Period	Total number of shares purchased (1)	Average price paid per share (2)	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
November 1 - 30	217 $	98.99	217 $	237,346
December 1 - 31	289 $	94.85	289 $	209,929
January 1 - 31	371 $	86.94	371 $	177,705
Total	877		877	

(1) Repurchases may be effected through open market purchases, privately negotiated transactions or otherwise, including through Rule 10b5-1 plans. For additional information related to our stock repurchase program, see Note 10—Stockholders' equity to our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

(2) Average price paid per share includes transaction fees but excludes excise taxes associated with the repurchases.

Performance graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph compares the cumulative total return of our common stock with the total return of the NASDAQ Composite Index (the "NASDAQ Composite"), the Russell 3000 Index (the "Russell 3000"), and the Russell 2000 Index (the "Russell 2000") from January 31, 2021 through January 31, 2026. Beginning with this Form 10-K for the fiscal year ended January 31, 2026, we changed one of our benchmark indexes from the Russell 2000 to the Russell 3000, as we believe that the Russell 3000 is more representative of our median peer group market capitalization. Data for the Russell 2000 is provided for comparison purposes only as we transition to use of the Russell 3000. The chart assumes $100 was invested on January 31, 2021 in the common stock of HealthEquity, Inc., the NASDAQ Composite, the Russell 3000, and the Russell 2000, and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Unregistered sales of equity securities

None.

Item 6. Reserved

Item 7. Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed in the section titled "Risk factors" included under Part I, Item 1A and elsewhere in this report. See "Special note regarding forward-looking statements" on page 1 of this Annual Report.

Overview

We are a leader and an innovator in providing technology-enabled services that empower consumers to make healthcare saving, spending, and investing decisions. We use our innovative technology to manage consumers' tax-advantaged HSAs and other CDBs offered by employers, including FSAs and HRAs, and to administer COBRA, commuter and other benefits. As part of our services, we provide consumers with payment processing services, personalized benefit information, access to healthcare solutions through our marketplace, and investment advice to grow their tax-advantaged healthcare savings.

The core of our offerings is the HSA, a financial account through which consumers save, spend, and invest their healthcare dollars on a tax-advantaged basis. As of January 31, 2026, we administered 10.6 million HSAs, with balances totaling $36.5 billion, which we call HSA Assets, as well as 7.2 million complementary CDBs. We refer to the aggregate number of HSAs and other CDBs that we administer as Total Accounts, of which we had 17.8 million as of January 31, 2026.

We reach consumers primarily through relationships with their employers, which we call Clients. We reach Clients primarily through relationships with benefits brokers and advisors, integrated partnerships with a network of health plans, benefits administrators, and retirement plan recordkeepers, which we call Network Partners, and a sales force that calls on Clients directly. As of January 31, 2026, our platforms were integrated with more than 200 Network Partners.

We have increased our share of the growing HSA market from 4% in December 2010 to 20% as of June 2025, measured by HSA Assets. According to the 2025 Midyear Devenir HSA Research Report, as of June 2025, we were the largest HSA provider by number of accounts and the second largest HSA provider by HSA Assets. In addition, we believe we are the largest provider of other CDBs. We seek to differentiate ourselves through our service-driven culture, product breadth, ecosystem connectivity, and proprietary technology, which enables our members to better save, spend, and invest their healthcare dollars. Our proprietary technology allows us to help consumers optimize the value of their HSAs and other CDBs and gain confidence and skills in managing their healthcare costs as part of their financial security.

Our ability to assist consumers is enhanced by our capacity to securely share data in both directions with others in the health, benefits, and retirement ecosystems.

We earn revenue primarily from three sources: service, custodial, and interchange. We earn service revenue mainly from fees paid by our Clients, Network Partners, and members for the administration services we provide in connection with the HSAs and other CDBs we offer. Service revenue also includes revenues earned from invested HSA Assets and our marketplace. We earn custodial revenue primarily from HSA cash held by our insurance company partners, HSA cash held by our federally insured bank and credit union partners, which we collectively call our Depository Partners, and Client-held funds deposited with our Depository Partners. We earn interchange revenue mainly from fees paid by merchants on payments that our members make using our physical payment cards and on our virtual payment system. See "Key components of our results of operations" for additional information on our sources of revenue.

BenefitWallet HSA portfolio acquisition. In fiscal 2025, we acquired the BenefitWallet HSA portfolio, comprised of approximately 616,000 HSAs plus other accounts, which collectively totaled $2.7 billion of HSA Assets, from Conduent Business Services, LLC for a purchase price of $425.0 million. We paid the purchase price using $225.0 million of borrowings under our Revolving Credit Facility, with the remainder paid using cash on hand.

Key factors affecting our performance

We believe that our future performance will be driven by a number of factors, including those identified below. Each of these factors presents both significant opportunities and significant risks to our future performance. See also the section entitled "Risk factors" included in Part 1, Item 1A of this Annual Report on Form 10-K and our other reports filed with the SEC.

Our selective acquisition strategy

We have historically acquired HSA portfolios and businesses that we believe strengthen our service offerings. We expect to continue this growth strategy and are regularly engaged in evaluating different opportunities. We have developed an internal capability to source, evaluate, and integrate acquisitions. We believe the nature of our competitive landscape provides significant acquisition opportunities. Many of our competitors view their HSA businesses as non-core functions. We believe they may look to divest these assets and, in certain cases, be limited from making acquisitions due to depository capital requirements. Our success depends in part on our ability to successfully integrate acquired businesses and HSA portfolios with our business in an efficient and effective manner.

Structural change in U.S. health insurance

We derive revenue primarily from healthcare-related saving and spending by consumers in the U.S., which are driven by changes in the broader healthcare industry, including the structure of health insurance. According to the 2025 KFF Employer Health Benefits Survey, the average family premium for health insurance has risen by 26% since 2020 and 53% since 2015, resulting in increased participation in HSA-qualified health plans and HSAs and increased consumer cost-sharing in health insurance more generally. In July 2025, the "One Big Beautiful Bill Act" was signed into law, which expanded HSA availability to individuals with Bronze and Catastrophic health plans and expanded HSA eligibility to include a broader range of healthcare services. We believe that continued growth in healthcare costs and related factors will spur continued growth in HSA-qualified health plans and HSAs and may encourage additional policy changes making HSAs or similar vehicles available to new populations such as individuals in Medicare. However, the timing and impact of these and other developments in U.S. healthcare are uncertain. Moreover, changes in healthcare policy, such as "Medicare for all" plans, could materially and adversely affect our business in ways that are difficult to predict.

Trends in U.S. tax law

Tax law has a profound impact on our business. Our offerings to members, Clients, and Network Partners consist primarily of services enabled, mandated, or advantaged by provisions of U.S. tax law and regulations. Changes in tax policy are speculative and may affect our business in ways that are difficult to predict.

Our client base

Our business model is based on a B2B2C distribution strategy, whereby we work with Network Partners and Clients to reach consumers to increase the number of our members with HSA accounts and complementary CDBs. We believe that there are significant opportunities to expand the scope of services that we provide to our current Clients.

Broad distribution footprint

We believe we have a diverse distribution footprint to attract new Clients and Network Partners. Our sales force calls on enterprise and regional employers in industries across the U.S., as well as potential Network Partners from among health plans, benefits administrators, and retirement plan record keepers. Our integrations with Network Partners provide a key channel through which we gain access to Clients and members. Our Network Partners collectively employ thousands of sales representatives and account managers who promote both the Network Partners' products and our products and services. Our sales representatives and account management teams work with and train the sales representatives and account management teams of our Network Partners.

Product breadth

We are a leader in administering HSAs and each of the major categories of complementary CDBs, including FSAs and HRAs, COBRA and commuter benefits. Our Clients and their benefits advisors increasingly seek HSA providers that can deliver a bundled offering of HSAs and complementary CDBs. With our CDB capabilities, we can provide employers with a single partner for both HSAs and complementary CDBs, which is preferred by the vast majority of employers, according to research conducted for us by Aite Group. We believe that the combination of HSA and complementary CDB offerings significantly strengthens our value proposition to employers, health benefits brokers and consultants, and Network Partners as a leading single-source provider.

Interest rates

As a non-bank custodian, our members' custodial HSA cash assets are held by either our insurance company partners through group annuity contracts or other similar arrangements (our "Enhanced Rates" offering) or by our federally insured Depository Partners (our "Basic Rates" offering), pursuant to contractual arrangements we have with these Depository Partners. As our Basic Rates contracts continue to expire, the HSA cash held in those Basic Rates contracts will transition to Enhanced Rates contracts, subject to our members retaining the right to keep their HSA cash in Basic Rates.

HSA members who allocate HSA cash to our Enhanced Rates offering retain a higher yield compared to our Basic Rates offering. An increase in the percentage of HSA cash held in our Enhanced Rates offering also positively impacts our custodial revenue, as we generally earn a higher yield on HSA cash held by our insurance company partners compared to cash held by our Depository Partners. The yields paid by our insurance company partners are impacted by the prevailing interest rate environment, which in turn is driven by macroeconomic factors and government policies over which we have no control. Such factors, and the responses of our competitors to them, also determine the amount of interest retained by our members.

The lengths of our agreements with Depository Partners typically range from three to five years and may have fixed or variable interest rate terms. As with our insurance company partners, the terms of new and renewing agreements with our Depository Partners are impacted by the then-prevailing interest rate environment, which in turn is driven by macroeconomic factors and government policies over which we have no control. Such factors, and the responses of our competitors to them, also determine the amount of interest retained by our members.

We believe that increased participation in our Enhanced Rates offering, diversification of insurance company partners and Depository Partners, varied contract terms, and other factors reduce our exposure to short-term fluctuations in prevailing interest rates and mitigate the short-term impact of sustained increases or declines in prevailing interest rates on our custodial revenue. In addition, as further described in Note 11—Derivative financial instruments and hedging activities, the Company uses Treasury bond forwards to hedge a portion of the benchmark interest rate risk of expected future placements of HSA cash. Over longer periods, sustained shifts in prevailing interest rates affect the amount of custodial revenue we can realize on custodial assets and the interest retained by our members.

Interest on our Revolving Credit Facility changes frequently due to variable interest rate terms, and as a result, our interest expense is expected to fluctuate based on changes in prevailing interest rates.

Our proprietary technology

We believe that innovations incorporated in our technology differentiate us from our competitors and help drive our growth by enabling us to better assist consumers to make healthcare saving and spending decisions and maximize the value of their tax-advantaged benefits. Our full suite of CDB offerings complements our HSA solution and enhances our leadership position within the HSA sector. We are currently investing in a modernization of our proprietary technology platforms to support new opportunities and enhance security, privacy and platform infrastructure, while maintaining existing applications, features, and services. For example, we are continuing to make investments in the architecture and infrastructure of the technology that we use to provide our services to improve our transaction processing capabilities and support continued account and transaction growth, as well as in data-driven personalized engagement to help our members spend less, save more, and build wealth for retirement.

We are investing in technology solutions to meet the evolving needs of our members, Clients and Network Partners. We also increasingly use AI tools and technologies to improve customer service, lower costs, and increase efficiencies. Our current innovation efforts include, among others, increasing member and Client self-service capabilities, developing APIs, driving electronic communication rather than paper, increasing straight-through processing, improving overall process times utilizing traditional robotic process automation, providing our members access to healthcare solutions through our marketplace, and AI tools including the Expedited Claims and HSAnswers tools, leveraging chip-enabled stacked cards, and mobile wallet.

Our Purple culture

A successful healthcare consumer needs education and guidance delivered by people as well as by technology. The education and customer service we provide is driven by our Purple culture, which we believe is a significant factor in our ability to attract and retain customers and to address opportunities in the rapidly changing healthcare sector. We invest in and intend to continue to invest in human capital through technology-enabled training, career development, and advancement opportunities.

Our competition and industry

Our direct competitors are HSA custodians and other CDB providers. Many of these are state or federally chartered banks and other financial institutions for which we believe benefits administration services are not a core business. Some of our direct competitors (including well-known retail investment companies, such as Fidelity Investments, and healthcare service companies such as UnitedHealth Group's Optum and Webster Bank) are in a position to devote more resources to the development, sale and support of their products and services than we have at our disposal. Our other CDB administration competitors include health insurance carriers, human resources consultants and outsourcers, payroll providers, national CDB specialists, regional third-party administrators, and commercial banks. In addition, numerous indirect competitors, including benefits administration service providers, partner with banks and other HSA custodians to compete with us. Our Network Partners and ecosystem partners may also choose to offer competitive services directly, as some health plans have done. The products, programs, and services made available through our marketplace are part of highly competitive markets and introduce new and sophisticated competitors to us. Our success depends on our ability to predict and react quickly to these and other industry and competitive dynamics.

Regulatory environment

Federal law and regulations, including the Affordable Care Act, the Internal Revenue Code, the Employee Retirement Income Security Act and Department of Labor regulations, and public health regulations that govern the provision of health insurance and provide the tax advantages associated with our services, play a pivotal role in determining our market opportunity. Privacy and data security-related laws such as the Health Insurance Portability and Accountability Act, or HIPAA, and the Gramm-Leach-Bliley Act, laws governing the provision of investment advice to consumers, such as the Investment Advisers Act of 1940, or the Advisers Act, the USA PATRIOT Act, anti-money laundering laws, and the Federal Deposit Insurance Act, all play a similar role in determining our competitive landscape. In addition, state-level regulations also have significant implications for our business in some cases. For example, our subsidiary HealthEquity Trust Company is regulated by the Wyoming Division of Banking, and several states are considering, or have already passed, new privacy regulations that can affect our business. Various states also have laws and regulations that impose additional restrictions on our collection, storage, and use of personally identifiable information. Privacy regulation in particular has become a priority issue in many states, including, for example, the California Privacy Rights Act. Our ability to predict and react quickly to relevant legal and regulatory trends and to correctly interpret their market and competitive implications is important to our success.

Key operating metrics

We regularly review a number of key operating and financial metrics to evaluate our business, determine the allocation of our resources, make decisions regarding corporate strategies, and evaluate forward-looking projections and trends affecting our business. We discuss certain of these key financial metrics, including revenue, below in the section entitled "Key components of our results of operations." In addition, we utilize other key metrics as described below.

For a discussion related to key financial and operating metrics for fiscal year 2025 compared to fiscal year 2024, refer to Part II, Item 7. Management's discussion and analysis of financial condition and results of operations in our fiscal year 2025 Form 10-K, filed with the SEC on March 18, 2025.

Total Accounts

The following table sets forth our HSAs, CDBs, and Total Accounts as of and for the periods indicated:

(in thousands, except percentages)	January 31, 2026	January 31, 2025	% Change
HSAs	10,570	9,889	7 %
New HSAs from sales - Quarter-to-date	553	471	17 %
New HSAs from sales - Year-to-date	1,040	1,040	0 %
New HSAs from acquisitions - Year-to-date	—	616	*
HSAs with investments	832	753	10 %
CDBs	7,221	7,144	1 %
Total Accounts	17,791	17,033	4 %
Average Total Accounts - Quarter-to-date	17,462	16,677	5 %
Average Total Accounts - Year-to-date	17,220	16,302	6 %

* Not meaningful

The number of our HSAs and CDBs are key metrics because our revenue is driven by the amount we earn from them. The number of our HSAs increased by 0.7 million, or 7%, from January 31, 2025 to January 31, 2026, driven by new HSAs from sales. The number of our CDBs increased by 0.1 million, or 1%, from January 31, 2025 to January 31, 2026, driven by an increase in FSA and HRA accounts.

HSA Assets

The following table sets forth HSA Assets as of and for the periods indicated:

(in millions, except percentages)		January 31, 2026		January 31, 2025	% Change
HSA cash	$	17,982	$	17,435	3 %
HSA investments		18,482		14,676	26 %
Total HSA Assets		36,464		32,111	14 %
Average daily HSA cash - Quarter-to-date		17,090		16,634	3 %
Average daily HSA cash - Year-to-date	$	17,082	$	16,206	5 %

HSA Assets include our HSA members' custodial assets, which consist of the following components: (i) HSA cash, which includes member cash held by our insurance company partners and Depository Partners, and (ii) HSA investments, which includes member investments held by our custodial investment partner. Measuring HSA Assets is important because our custodial revenue is directly affected by average daily custodial balances for HSA Assets that are revenue generating.

HSA cash increased by $0.5 billion, or 3%, from January 31, 2025 to January 31, 2026, due to net HSA contributions from new and existing HSA members, partially offset by transfers to HSA investments.

HSA investments increased by $3.8 billion, or 26%, from January 31, 2025 to January 31, 2026, due to the increased market value of invested balances and transfers from HSA cash.

Total HSA Assets increased by $4.4 billion, or 14%, from January 31, 2025 to January 31, 2026, primarily due to the increased market value of invested balances and net HSA contributions from new and existing HSA members.

HSA cash maturity schedule

The following table summarizes the amount of HSA cash held by our insurance company partners and Depository Partners that is expected to reprice by fiscal year and the respective average annualized yield currently earned on that HSA cash as of January 31, 2026:

Year ending January 31, (in billions, except percentages)		HSA cash expected to reprice	Average annualized yield
2027	$	4.5	1.9 %
2028		2.3	4.0 %
2029		1.7	3.6 %
2030		2.4	4.4 %
Thereafter		6.4	4.2 %
Total (1)	$	17.3	3.6 %

(1) Excludes $0.7 billion of HSA cash held in floating-rate contracts as of January 31, 2026.

Client-held funds

(in millions, except percentages)		January 31, 2026		January 31, 2025	% Change
Client-held funds	$	1,090	$	896	22 %
Average daily Client-held funds - Quarter-to-date		879		798	10 %
Average daily Client-held funds - Year-to-date		864		817	6 %

Client-held funds are interest-earning deposits from which we generate custodial revenue. These deposits are amounts remitted by Clients and held by us on their behalf to pre-fund and facilitate administration of CDBs. We deposit the Client-held funds with our Depository Partners in interest-bearing demand deposit accounts that have a floating interest rate and no set term or duration. Client-held funds fluctuate depending on the timing of funding and spending of CDB balances and the number of CDBs we administer.

Key components of our results of operations

Revenue

We generate revenue from three primary sources: service revenue, custodial revenue, and interchange revenue.

Service revenue. We earn service revenue primarily from the fees we charge our Clients, Network Partners, and members for the administration services we provide in connection with the HSAs and other CDBs we offer. Service revenue also includes revenues earned from invested HSA Assets and our marketplace. With respect to our Clients and Network Partners, our fees are generally based on a fixed tiered structure for the duration of the relevant service agreement and are paid to us on a monthly basis. In addition, once a member's HSA cash balance reaches a certain threshold, the member is able to invest their HSA Assets through our investment partner from which we earn recordkeeping, advisory, and other fees, calculated as a percentage of the member's HSA investments. We recognize revenue on a monthly basis as services are rendered to our members and Clients.

Custodial revenue. We earn custodial revenue primarily from HSA cash held by our insurance company partners or our Depository Partners and Client-held funds held by our Depository Partners. HSA cash held by our insurance company partners is held in group annuity contracts or similar arrangements. HSA cash is held by our Depository Partners pursuant to contracts that (i) typically have terms ranging from three to five years, (ii) provide for a fixed or variable interest rate payable on the average daily cash balances held by the relevant Depository Partner, and (iii) have minimum and maximum required balances. Client-held funds held by our Depository Partners are held in interest-bearing demand deposit accounts that have a floating interest rate and no set term or duration. We earn custodial revenue on HSA cash and Client-held funds that is based on the interest rates offered to us by these insurance company partners and Depository Partners.

Interchange revenue. We earn interchange revenue each time one of our members uses one of our physical payment cards or virtual platforms to make a purchase. This revenue is collected each time a member "swipes" our payment card to pay expenses. We recognize interchange revenue monthly based on reports received from third parties, namely, the card-issuing banks and card processors.

Cost of revenue

Service costs. Service costs are primarily comprised of costs related to servicing accounts, managing Client and Network Partner relationships, and processing reimbursement claims. Expenditures include personnel-related costs, depreciation, amortization, stock-based compensation, common expense allocations (such as office rent, supplies, and other overhead expenses), costs to reimburse members from outside fraud activity, new member and participant supplies, and other operating costs related to servicing our members.

Custodial costs. Custodial costs are comprised of interest retained by our HSA members on HSA cash and fees we pay to banking consultants whom we use to help secure agreements with our Depository Partners. Interest retained by HSA members is calculated on a tiered basis. The interest rates retained by HSA members can change based on a formula or upon required notice.

Interchange costs. Interchange costs are comprised of costs we incur in connection with processing payment transactions initiated by our members. Due to the substantiation requirement on FSA- and HRA-linked payment card transactions, payment card costs are higher for FSA and HRA transactions than for HSA transactions. In addition to fixed per card fees, we are assessed additional transaction costs determined by the amount of the transaction.

Gross profit and gross margin

Our gross profit is our total revenue minus our total cost of revenue, and our gross margin is our gross profit expressed as a percentage of our total revenue. Our gross margin has been and will continue to be affected by a number of factors, including interest rates, the amount we charge our Clients, Network Partners, and members, the mix of our sources of revenue, how many services we deliver per account, and payment processing costs per account.

Operating expenses

Sales and marketing. Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including sales commissions for our direct sales force, external agent/broker commission expenses, marketing expenses, depreciation, amortization, stock-based compensation, and common expense allocations.

Technology and development.   Technology and development expenses include personnel and related expenses for software development and delivery, licensed software, information technology, data management, product, and security. Technology and development expenses also include software engineering services, the costs of operating our technology infrastructure, depreciation, amortization of capitalized software development costs, stock-based compensation, and common expense allocations.

General and administrative.   General and administrative expenses include personnel and related expenses of, and professional fees incurred by our executive, finance, legal, internal audit, corporate development, compliance, and people departments. They also include depreciation, amortization, stock-based compensation, and common expense allocations.

Amortization of acquired intangible assets.   Amortization of acquired intangible assets results primarily from intangible assets acquired in connection with business combinations. The assets include acquired customer relationships, acquired developed technology, and acquired trade names and trademarks, which we amortize over the assets' estimated useful lives, estimated to be 7-15 years, 2-5 years, and 3 years, respectively. We also acquired intangible HSA portfolios from third-party custodians. We amortize these assets over the assets' estimated useful life of 15 years. We evaluate our acquired intangible assets for impairment annually, or at a triggering event.

Merger integration.   Merger integration expenses include personnel and related expenses, including severance, professional fees, legal expenses and settlements, and facilities and technology expenses directly related to integration activities to merge operations as a result of acquisitions.

Interest expense

Interest expense consists primarily of accrued interest expense and amortization of deferred financing costs associated with our long-term debt. Interest on our Revolving Credit Facility changes frequently due to variable interest rate terms, and as a result, our interest expense is expected to fluctuate based on changes in prevailing interest rates.

Other income, net

Other income, net, consists of interest income earned on corporate cash and other miscellaneous income and expense.

Income tax provision

We are subject to federal and state income taxes in the United States based on a January 31 fiscal year end. We use the asset and liability method to account for income taxes, under which current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current fiscal year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. As of January 31, 2026, we had not recorded a valuation allowance on federal deferred tax assets but recorded a valuation allowance on certain state deferred tax assets. We maintain an overall net federal and state deferred tax liability on our consolidated balance sheet.

We evaluate our tax positions in accordance with Accounting Standards Codification 740-10-25, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return.

Results of operations

For a discussion related to results of operations for the fiscal year ended January 31, 2025 compared to the fiscal year ended January 31, 2024, refer to Part II, Item 7. Management's discussion and analysis of financial condition and results of operations included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 18, 2025.

Revenue

The following table sets forth our revenue for the periods indicated:

| (in thousands, except percentages) | | Year ended January 31, | | | |
		2026	2025	$ change	% change
Service revenue	$	485,022	$ 478,317	$ 6,705	1 %
Custodial revenue		636,800	545,414	91,386	17 %
Interchange revenue		191,607	176,043	15,564	9 %
Total revenue	$	1,313,429	$ 1,199,774	$ 113,655	9 %

Service revenue. The $6.7 million, or 1%, increase in service revenue from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to the increases in the number of Total Accounts and the amount of HSA investments, largely offset by lower average service fees per account.

We expect service revenue to continue to increase, primarily due to increases in Total Accounts and HSA investments, partially offset by lower average service fees per account.

Custodial revenue. The $91.4 million, or 17%, increase in custodial revenue from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to an increase in average annualized yield on HSA cash from 3.11% for the fiscal year ended January 31, 2025 to 3.53% for the fiscal year ended January 31, 2026 (due to both increased participation in our Enhanced Rates offering from 49% of HSA cash as of January 31, 2025 to 58% as of January 31, 2026 and HSA cash placed with Depository Partners at higher yields), the $0.9 billion, or 5% increase in average daily HSA cash, as described above, partially offset by a decrease in interest rates on the portion of our Client-held funds held by our Depository Partners in interest-bearing demand deposit accounts that have a floating interest rate.

Assuming the current interest rate environment continues, we expect our average annualized yield on HSA cash to further increase as our remaining existing agreements with our Depository Partners are renewed or replaced with agreements with higher rates, resulting in higher custodial revenue. In addition, we expect an increase in the percentage of HSA cash held in our Enhanced Rates offering to continue to positively impact our average annualized yield and thus our custodial revenue. As our Basic Rates contracts continue to expire, the HSA cash held in those Basic Rates contracts will transition to Enhanced Rates contracts, subject to our members retaining the right to keep their HSA cash in Basic Rates. Refer to the HSA cash maturity schedule in the section entitled "Key financial and operating metrics."

Interchange revenue. The $15.6 million, or 9%, increase in interchange revenue from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to an increase in Total Accounts and an increase in spend per account using our payment cards.

We expect interchange revenue to continue to increase, primarily due to an increase in Total Accounts.

Total revenue. Total revenue increased by $113.7 million, or 9%, from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026, due to the increases in custodial, interchange, and service revenues, described above.

Cost of revenue

The following table sets forth our cost of revenue for the periods indicated:

| (in thousands, except percentages) | | Year ended January 31, | | | |
		2026	2025	$ change	% change
Service costs	$	328,507	$ 351,588	$ (23,081)	(7)%
Custodial costs		43,821	39,675	4,146	10 %
Interchange costs		27,985	31,252	(3,267)	(10)%
Total cost of revenue	$	400,313	$ 422,515	$ (22,202)	(5)%

Service costs. The $23.1 million, or 7%, decrease in service costs from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to efficiencies resulting from our technology investments and a decrease in costs incurred to reimburse members impacted by outside fraud activity, partially offset by increases in costs to support the increase in Total Accounts and member interactions.

For the fiscal year ending January 31, 2027, we expect service costs to remain relatively steady as further operational efficiencies are expected to largely offset higher costs resulting from an increase in Total Accounts.

Custodial costs. The $4.1 million, or 10%, increase in custodial costs from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to the $0.9 billion, or 5% increase in average daily HSA cash, as described above, and an increase in the average annualized rate of interest retained by HSA members on HSA cash, from 0.23% during the fiscal year ended January 31, 2025 to 0.24% during the fiscal year ended January 31, 2026.

On an annual basis, we expect custodial costs to increase due to an increase in average daily HSA cash and an increase in the average annualized rate of interest retained by HSA members on HSA cash.

Interchange costs. The $3.3 million, or 10%, decrease in interchange costs from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to efficiencies resulting from the transition to a single card processor, partially offset by higher costs due to an increase in Total Accounts and an increase in spend per account using our payment cards.

We expect interchange costs to continue to increase, primarily due to an increase in Total Accounts.

Total cost of revenue. Cost of revenue as a percentage of total revenue decreased to 30% for the fiscal year ended January 31, 2026 compared to 35% for the fiscal year ended January 31, 2025, due to the 9% increase in total revenue and the 5% decrease in total cost of revenue. For the fiscal year ending January 31, 2027, we expect our cost of revenue to decrease as a percentage of our total revenue, primarily due to an increase in custodial revenue, partially offset by costs resulting from an increase in Total Accounts. Cost of revenue will continue to be affected by a number of different factors, including our ability to scale our service delivery, Network Partner implementation, and account management functions.

Operating expenses

The following table sets forth our operating expenses for the periods indicated:

		Year ended January 31,			
(in thousands, except percentages)		2026	2025	$ change	% change
Sales and marketing	$	95,240 $	90,739 $	4,501	5 %
Technology and development		262,510	239,513	22,997	10 %
General and administrative		119,933	132,260	(12,327)	(9)%
Amortization of acquired intangible assets		107,953	111,878	(3,925)	(4)%
Merger integration		5,024	40,535	(35,511)	(88)%
Total operating expenses	$	590,660 $	614,925 $	(24,265)	(4)%

Sales and marketing. The $4.5 million, or 5%, increase in sales and marketing expenses from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to increases in advertising expenses.

We expect our sales and marketing expenses to increase as we continue to focus on brand awareness and Client and member engagement programs, including campaigns to reach individuals who are newly eligible for HSAs under recent legislative expansion. On an annual basis, we expect our sales and marketing expenses to remain relatively steady as a percentage of our total revenue. However, our sales and marketing expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our sales and marketing expenses.

Technology and development. The $23.0 million, or 10%, increase in technology and development expenses from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to increases in software costs and personnel-related expenses.

We expect our technology and development expenses to increase as we continue to invest in the development and security of our proprietary technology, including our ongoing modernization project described earlier. On an annual basis, we expect our technology and development expenses to remain relatively steady as a percentage of our total revenue. However, our technology and development expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our technology and development expenses.

General and administrative.   The $12.3 million, or 9%, decrease in general and administrative expenses from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to a decrease in stock-based compensation expense resulting from the retirement of our former chief executive officer and a decrease in professional services expenses, partially offset by increases in personnel-related expenses.

However, on an annual basis, we expect our general and administrative expenses to increase, primarily due to the normalization of our stock-based compensation expense and additional demands on our legal, compliance, and finance functions as we continue to grow our business. We expect our general and administrative expenses to increase as a percentage of our total revenue. However, our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our general and administrative expenses.

Amortization of acquired intangible assets.   The $3.9 million, or 4%, decrease in amortization of acquired intangible assets from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to a smaller carrying amount of intangible assets that have not been fully amortized, partially offset by amortization of intangible assets added through the BenefitWallet HSA portfolio acquisition during the fiscal year ended January 31, 2025

On an annual basis, we expect amortization of acquired intangible assets to decrease, primarily due to a smaller carrying amount of intangible assets that have not been fully amortized.

Merger integration.   The $35.5 million, or 88%, decrease in merger integration expenses from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to a non-recurring $30.0 million settlement of a lawsuit related to a lease termination (the "Lease Settlement"), as described in Note 6—Commitments and contingencies to our financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, and a decrease in professional fees. Merger integration expenses during the fiscal year ended January 31, 2026 consisted primarily of professional fees, including expenses incurred in conjunction with the migration of accounts and technology-related expenses directly related to the Further acquisition.

On an annual basis, we expect merger integration expense to remain relatively steady as we complete the remaining merger integration activities.

Interest expense

The $3.5 million, or 6%, decrease in interest expense from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to a lower average interest rate on borrowings with variable interest rate terms and a lower average principal balance.

The interest rate on our Revolving Credit Facility is variable and, accordingly, we may incur additional expense if interest rates increase in future periods.

Other income, net

The $2.2 million decrease in other income, net, was primarily due to a decrease in interest income on corporate cash.

Income tax provision

The $42.9 million increase in income tax provision from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily the result of an increase in pre-tax book income, a reduction in tax benefit from stock-based compensation expense, and a decrease in research and development tax credits net of unrecognized tax benefits, partially offset by tax benefit from deferred tax rate adjustments due to state apportionment changes and a decrease in excessive employee remuneration.

Net income

The $118.5 million, or 123%, increase in net income from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026 was primarily due to an increase in gross profit and a decrease in operating expenses, as more fully described above. The decrease in operating expenses was primarily due to the non-recurring $30.0 million expense related to the Lease Settlement during the fiscal year ended January 31, 2025. These changes were partially offset by the increase in income tax provision.

Seasonality

Seasonal concentration of our growth combined with our recurring revenue model create seasonal variation in our results of operations. Revenue results are seasonally impacted due to ancillary service fees, timing of HSA contributions, and timing of card spend. Cost of revenue is seasonally impacted as a significant number of new and existing Network Partners bring us new HSAs and CDBs beginning in January of each year concurrent with the start of many employers' benefit plan years. Before we realize any revenue from these new accounts, we incur costs related to implementing and supporting our new Network Partners and new accounts. These costs of services relate to activating accounts and hiring additional staff, including seasonal help to support our member support center. These expenses begin to ramp up during our third fiscal quarter, with the majority of seasonal expenses incurred in our fourth fiscal quarter.

Non-GAAP financial information

Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. We believe that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. We caution investors that non-GAAP financial information, by its nature, departs from GAAP; accordingly, its use can make it difficult to compare current results with results from other reporting periods and with the results of other companies. In addition, while amortization of acquired intangible assets is being excluded from non-GAAP financial measures, the revenue generated from those acquired intangible assets is not excluded. Whenever we use these non-GAAP financial measures, we provide a reconciliation of the applicable non-GAAP financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed in the tables below.

Adjusted EBITDA

We define Adjusted EBITDA, which is a non-GAAP financial metric, as earnings before interest, taxes, depreciation and amortization, amortization of acquired intangible assets, stock-based compensation expense, merger integration expenses, acquisition costs, gains and losses on equity securities, amortization of incremental costs to obtain a contract, costs associated with unused office space, and certain other non-operating items. We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and our board of directors because it reflects operating profitability before consideration of non-operating expenses and non-cash expenses and serves as a basis for comparison against other companies in our industry.

The following table presents a reconciliation of net income, the most comparable GAAP financial measure, to Adjusted EBITDA for the periods indicated:

		Year ended January 31,		
(in thousands)		2026		2025
Net income	$	215,201	$	96,703
Interest income		(11,729)		(13,914)
Interest expense		57,131		60,634
Income tax provision		62,231		19,331
Depreciation and amortization		46,703		50,573
Amortization of acquired intangible assets		107,953		111,878
Stock-based compensation expense		73,063		96,425
Merger integration expenses		5,024		40,535
Amortization of incremental costs to obtain a contract		7,840		6,745
Costs associated with unused office space		2,945		3,244
Other		(378)		(403)
Adjusted EBITDA	$	565,984	$	471,751

The following table sets forth our net income and Adjusted EBITDA as a percentage of revenue:

(in thousands, except percentages)		2026		2025		$ Change	% Change
		Year ended January 31,					
Net income	$	215,201	$	96,703	$	118,498	123%
As a percentage of revenue		16 %		8 %			
Adjusted EBITDA	$	565,984	$	471,751	$	94,233	20 %
As a percentage of revenue		43 %		39 %			

Our Adjusted EBITDA increased by $94.2 million, or 20%, from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026, primarily due to an increase in total revenue, efficiencies resulting from our technology investments, a decrease in costs incurred to reimburse members impacted by outside fraud activity, and a decrease in professional services expenses, partially offset by increases in software costs and costs to support the increase in Total Accounts and member interactions.

Non-GAAP net income

Non-GAAP net income is calculated by adding back to GAAP net income before income taxes the following items: amortization of acquired intangible assets, stock-based compensation expense, merger integration expenses, acquisition costs, gains and losses on equity securities, costs associated with unused office space, and losses on extinguishment of debt, and subtracting a non-GAAP tax provision using a normalized non-GAAP tax rate. We believe that non-GAAP net income and non-GAAP net income per diluted share provide useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and our board of directors because these non-GAAP metrics reflect operating profitability before consideration of certain non-operating expenses and non-cash expenses and serve as a basis for comparison against other companies in our industry.

The following table presents a reconciliation of net income, the most comparable GAAP financial measure, to non-GAAP net income for the periods indicated:

(in thousands, except per share data)		2026		2025
		Year ended January 31,		
Net income	$	215,201	$	96,703
Income tax provision		62,231		19,331
Income before income taxes - GAAP		277,432		116,034
Non-GAAP adjustments:				
Amortization of acquired intangible assets		107,953		111,878
Stock-based compensation expense		73,063		96,425
Merger integration expenses		5,024		40,535
Costs associated with unused office space		2,945		3,244
Loss on extinguishment of debt		—		1,576
Total adjustments to income before income taxes - GAAP		188,985		253,658
Income before income taxes - Non-GAAP		466,417		369,692
Income tax provision - Non-GAAP (1)		116,604		92,423
Non-GAAP net income		349,813		277,269
Diluted weighted-average shares		87,473		88,828
GAAP net income per diluted share	$	2.46	$	1.09
Non-GAAP net income per diluted share	$	4.00	$	3.12

(1) The Company utilizes a normalized non-GAAP tax rate to provide better consistency across the interim reporting periods within a given fiscal year by eliminating the effects of non-recurring and period-specific items, which can vary in size and frequency, and which are not necessarily reflective of the Company's longer-term operations. The normalized non-GAAP tax rate applied to each period presented was 25%. The Company may adjust its non-GAAP tax rate as additional information becomes available and in conjunction with any other significant events occurring that may materially affect this rate, such as merger and acquisition activity, changes in business outlook, or other changes in expectations regarding tax regulations.

Our non-GAAP net income increased by $72.5 million, or 26%, from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026, primarily due to an increase in total revenue, efficiencies resulting from our technology investments, a decrease in costs incurred to reimburse members impacted by outside fraud activity, and a decrease in professional services expenses, partially offset by increases in software costs and costs to support the increase in Total Accounts and member interactions.

Liquidity and capital resources

For a discussion related to liquidity and capital resources for the fiscal year ended January 31, 2025 compared to the fiscal year ended January 31, 2024, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 18, 2025.

Cash and cash equivalents overview

Our principal sources of liquidity are our current cash and cash equivalents balances, collections from our custodial, service, and interchange revenue activities, and availability under our Revolving Credit Facility. We rely on cash provided by operating activities to meet our short-term liquidity requirements, which primarily relate to the payment of corporate payroll and other operating costs, interest payments on our long-term debt, and capital expenditures.

As of January 31, 2026 and January 31, 2025, cash and cash equivalents were $318.9 million and $295.9 million, respectively.

Capital resources

We maintain a "shelf" registration statement on Form S-3 on file with the SEC. A shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, including, but not limited to, working capital, sales and marketing activities, general and administrative matters, capital expenditures, and repayment of indebtedness, and if opportunities arise, for the acquisition of, or investment in, assets, technologies, solutions or businesses that complement our business. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our Credit Agreement includes a senior secured Revolving Credit Facility in an aggregate principal amount of up to $1.0 billion, which matures on August 23, 2029 and may be used in the future for working capital and general corporate purposes, including the financing of acquisitions and other investments. For a description of the terms of the Credit Agreement, refer to Note 7—Indebtedness to our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. As of January 31, 2026, the outstanding balance under the Revolving Credit Facility was $361.9 million. We were in compliance with all covenants under the Credit Agreement as of January 31, 2026, and for the period then ended. We continue to be in compliance with all covenants under the Credit Agreement through the filing date of this Annual Report on Form 10-K.

Use of cash

During the fiscal year ended January 31, 2026, we used $299.3 million of cash for common stock repurchases. See Note 10—Stockholders' equity to our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to our stock repurchase program.

During the fiscal year ended January 31, 2026, we prepaid $100.0 million under our Credit Agreement.

Capital expenditures for the fiscal years ended January 31, 2026 and 2025 were $48.5 million and $53.2 million, respectively. We expect to continue our current level of capital expenditures during the fiscal year ending January 31, 2027 as we continue to invest in improving the architecture and functionality of our proprietary systems. Capital expenditures to improve the architecture of our proprietary systems include computer hardware, personnel and related costs for software engineering, and outsourced software engineering services.

We believe our existing cash, cash equivalents, and Revolving Credit Facility will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. To the extent these current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to raise additional funds through public or private equity or debt financing. In the event that additional financing is required, we may not be able to raise it on favorable terms, if at all.

The following table shows our cash flows from operating activities, investing activities, and financing activities for the stated periods:

(in thousands)		Year ended January 31,		
		2026		2025
Net cash provided by operating activities	$	457,094	$	339,856
Net cash used in investing activities		(47,140)		(505,454)
Net cash provided by (used in) financing activities		(386,975)		57,567
Increase (decrease) in cash and cash equivalents		22,979		(108,031)
Beginning cash and cash equivalents		295,948		403,979
Ending cash and cash equivalents	$	318,927	$	295,948

Cash flows from operating activities. Net cash provided by operating activities increased by $117.2 million, primarily due to increased cash receipts with respect to our custodial, interchange, and service revenues, partially offset by the timing of cash payments for personnel-related costs.

Cash flows from investing activities. Net cash used in investing activities decreased by $458.3 million, primarily due to a $451.9 million decrease in cash used to acquire HSA portfolios and a $4.6 million decrease in cash used for purchases of software and capitalized software development costs.

Cash flows from financing activities. Net cash used in financing activities was $387.0 million during the fiscal year ended January 31, 2026, compared to $57.6 million of net cash provided by financing activities during the fiscal year ended January 31, 2025. The change was primarily due to a $736.9 million decrease in proceeds from long-term debt and a $177.8 million increase in cash used for repurchases of common stock, partially offset by a $465.6 million decrease in cash used for principal payments and debt issuance costs associated with our long-term debt.

Contractual obligations

See Note 6—Commitments and contingencies to our financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for information about our contractual obligations.

Off-balance sheet arrangements

As of January 31, 2026, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Critical accounting policies and significant management estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application, while in other cases, management's judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that there are several accounting policies that are critical to understanding our business and prospects for future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management's judgment and estimates. These significant policies and our procedures related to these policies are described in detail below.

Capitalized software development costs

We account for the costs of computer software developed or obtained for internal use in accordance with Accounting Standards Codification, or ASC, 350-40, *Internal-Use Software*. Costs incurred during operation and post-implementation stages are charged to expense. Costs incurred that are directly attributable to developing or obtaining software for internal use incurred in the application development stage are capitalized. Management's judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized.

Valuation of goodwill and other long-lived assets

We review goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. The Company's annual goodwill impairment test resulted in no impairment charges in any of the periods presented in the accompanying consolidated financial statements.

Long-lived assets, including property and equipment and intangible assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any significant impairment charges during the years presented.

Recent accounting pronouncements

See Note 1—Summary of business and significant accounting policies within the financial statements included in this Form 10-K for further discussion.

Item 7A. Quantitative and qualitative disclosures about market risk

Market risk

Concentration of market risk. We derive a substantial portion of our revenue from providing services to tax-advantaged healthcare account holders. A significant downturn in this market or changes in state and/or federal laws impacting the preferential tax treatment of healthcare accounts such as HSAs could have a material adverse effect on our results of operations. During the fiscal years ended January 31, 2026, 2025, and 2024, no single customer accounted for greater than 10% of our total revenue. We monitor market and regulatory changes regularly and make adjustments to our business if necessary.

Inflation. Inflationary factors may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of expenses as a percentage of revenue if our revenue does not correspondingly increase with inflation.

Concentration of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable, and derivatives. We maintain our cash and cash equivalents in bank and other depository accounts, which frequently exceed federally insured limits. Our cash and cash equivalents as of January 31, 2026 and 2025 were $318.9 million and $295.9 million, respectively, the vast majority of which was not covered by federal depository insurance. We have not experienced any material losses in such accounts. Our accounts receivable balance as of January 31, 2026 and 2025 was $123.7 million and $118.0 million, respectively. We have not experienced any significant write-offs to our accounts receivable and believe that we are not exposed to significant credit risk with respect to our accounts receivable. Our derivative contracts are executed with a reputable financial institution, and we do not believe our derivative contracts expose us to significant credit risk. We continue to monitor the credit risk associated with our financial instruments on an ongoing basis.

Interest rate risk

HSA Assets and Client-held funds. HSA Assets consist of custodial HSA funds we hold in custody on behalf of our members. As of January 31, 2026 and 2025, we held in custody HSA Assets of $36.5 billion and $32.1 billion, respectively. As a non-bank custodian, we contract with our insurance company partners and Depository Partners to hold HSA cash on behalf of our members, and we earn a significant portion of our total revenue from interest paid to us by these partners. HSA cash held by our insurance company partners is held in group annuity contracts or similar arrangements. The lengths of our agreements with Depository Partners typically range from three to five years and have either fixed or variable interest rates.

As HSA Assets increase and existing contracts with Depository Partners continue to expire, we seek to enter into new contracts with insurance company partners and Depository Partners, the terms of which are impacted by the then-prevailing interest rate environment. We believe that increased participation in our Enhanced Rates offering, diversification of insurance company partners and Depository Partners, and varied contract terms, substantially reduces our exposure to short-term fluctuations in prevailing interest rates and mitigates the short-term impact of a sustained increase or decline in prevailing interest rates on our custodial revenue.

A sustained decline in prevailing interest rates may negatively affect our business by reducing the size of the interest rate yield, or yield, available to us and thus the amount of the custodial revenue we can realize. Conversely, a sustained increase in prevailing interest rates can increase our yield. An increase in our yield would increase our custodial revenue as a percentage of total revenue. In addition, if our yield increases, we expect the spread to also increase between the interest offered to us by our insurance company partners and Depository Partners and the interest retained by our members, thus increasing our profitability. However, we may be required to increase the interest retained by our members in a rising prevailing interest rate environment. Changes in prevailing interest rates are driven by macroeconomic trends and government policies over which we have no control.

We have entered into derivative contracts to hedge a portion of the benchmark interest rate risk of expected future placements of HSA cash; however, we continue to have exposure to such risks to the extent they are not hedged. See Note 11—Derivative financial instruments and hedging activities to our consolidated financial statements for further information.

Client-held funds are interest earning deposits from which we generate custodial revenue. As of January 31, 2026 and 2025, we held Client-held funds of $1,090 million and $896 million, respectively. These deposits are amounts remitted by Clients and held by us on their behalf to pre-fund and facilitate administration of our other CDBs. These deposits are held with Depository Partners. We deposit the Client-held funds with our Depository Partners in interest-bearing demand deposit accounts that have a floating interest rate and no set term or duration. A sustained decline in prevailing interest rates may negatively affect our business by reducing the size of the yield available to us and thus the amount of the custodial revenue we can realize from Client-held funds. Conversely, a sustained increase in prevailing interest rates may increase our yield. Changes in prevailing interest rates are driven by macroeconomic trends and government policies over which we have no control.

Cash and cash equivalents. We consider all highly liquid investments purchased with an original maturity of three months or less to be unrestricted cash equivalents. Our unrestricted cash and cash equivalents are held in institutions in the U.S. and include deposits in a money market account that is unrestricted as to withdrawal or use. As of January 31, 2026 and 2025, we had unrestricted cash and cash equivalents of $318.9 million and $295.9 million, respectively. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates.

Long-term debt. As of January 31, 2026 and 2025, we had $361.9 million and $461.9 million, respectively, outstanding under our Revolving Credit Facility. The stated interest rate on our Revolving Credit Facility is variable and was 5.02% as of January 31, 2026. Our overall interest rate sensitivity under the Revolving Credit Facility is primarily influenced by any amounts borrowed and prevailing interest rates. For example, a one percent increase in the interest rate on the amount outstanding under our Revolving Credit Facility as of January 31, 2026 would result in approximately $3.7 million of additional interest expense over the next 12 months. The interest rate on our $600 million of unsecured Senior Notes due 2029 is fixed at 4.50%.

Item 8. Financial statements and Supplementary Data

HealthEquity, Inc. and subsidiaries

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of HealthEquity, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HealthEquity, Inc. and its subsidiaries (the "Company") as of January 31, 2026 and 2025, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended January 31, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Service Revenue Recognition

As described in Note 1 to the consolidated financial statements, the Company's primary sources of revenue are service, custodial, and interchange revenue. The Company's service revenue was $485 million for the year ended January 31, 2026. To generate service revenue, the Company administers its platforms, prepares statements, provides a mechanism for spending funds, and provides customer support services. In addition, once a member's health savings account (HSA) cash balance reaches a certain threshold, the member is able to invest their HSA assets through the Company's investment partner from which the Company earns recordkeeping fees, calculated as a percentage of the member's HSA investments. All of these services are consumed as they are received. The Company recognizes service revenue, in an amount that reflects the consideration it expects to be entitled to in exchange for those services, on a monthly basis as it satisfies its performance obligations.

The principal consideration for our determination that performing procedures relating to service revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's service revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for service revenue. These procedures also included, among others, evaluating the recognition of service revenue by obtaining confirmations from third parties, on a sample basis, obtaining and inspecting source documents, such as invoices, sales contracts, and cash receipts, on a sample basis, and developing independent expectations of certain service revenue and comparing the independent expectations to the amounts recorded.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah
March 17, 2026

We have served as the Company's auditor since 2013.

HealthEquity, Inc. and subsidiaries
Consolidated balance sheets

(in thousands, except par value)		January 31, 2026		January 31, 2025
Assets				
Current assets				
Cash and cash equivalents	$	318,927	$	295,948
Accounts receivable, net of allowance for doubtful accounts of $924 and $2,070 as of January 31, 2026 and 2025, respectively		123,696		118,006
Prepaid expenses and other current assets		69,658		63,795
Total current assets		512,281		477,749
Property and equipment, net		3,177		3,239
Operating lease right-of-use assets		36,310		43,185
Intangible assets, net		1,097,172		1,204,658
Goodwill		1,648,145		1,648,145
Other assets		83,247		71,574
Total assets	$	3,380,332	$	3,448,550
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	12,159	$	14,361
Accrued compensation		60,392		69,330
Accrued liabilities		74,388		62,631
Operating lease liabilities		9,911		10,001
Total current liabilities		156,850		156,323
Long-term liabilities				
Long-term debt, net of issuance costs		957,379		1,056,301
Operating lease liabilities, non-current		34,190		42,219
Other long-term liabilities		31,007		22,962
Deferred tax liability		93,710		55,834
Total long-term liabilities		1,116,286		1,177,316
Total liabilities		1,273,136		1,333,639
Commitments and contingencies (see Note 6)				
Stockholders' equity				
Preferred stock, $0.0001 par value, 100,000 shares authorized, no shares issued and outstanding as of January 31, 2026 and 2025		—		—
Common stock, $0.0001 par value, 900,000 shares authorized, 85,007 and 86,536 shares issued and outstanding as of January 31, 2026 and 2025, respectively		8		9
Additional paid-in capital		1,916,989		1,905,628
Accumulated earnings		195,906		209,274
Accumulated other comprehensive loss		(5,707)		—
Total stockholders' equity		2,107,196		2,114,911
Total liabilities and stockholders' equity	$	3,380,332	$	3,448,550

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of operations

		Year ended January 31,		
(in thousands, except per share data)		2026	2025	2024
Revenue				
Service revenue	$	485,022 $	478,317 $	455,690
Custodial revenue		636,800	545,414	386,594
Interchange revenue		191,607	176,043	157,303
Total revenue		1,313,429	1,199,774	999,587
Cost of revenue				
Service costs		328,507	351,588	317,357
Custodial costs		43,821	39,675	32,502
Interchange costs		27,985	31,252	27,091
Total cost of revenue		400,313	422,515	376,950
Gross profit		913,116	777,259	622,637
Operating expenses				
Sales and marketing		95,240	90,739	79,273
Technology and development		262,510	239,513	218,811
General and administrative		119,933	132,260	103,656
Amortization of acquired intangible assets		107,953	111,878	92,763
Merger integration		5,024	40,535	10,435
Total operating expenses		590,660	614,925	504,938
Income from operations		322,456	162,334	117,699
Other expense				
Interest expense		(57,131)	(60,634)	(55,455)
Other income, net		12,107	14,334	12,796
Total other expense		(45,024)	(46,300)	(42,659)
Income before income taxes		277,432	116,034	75,040
Income tax provision		62,231	19,331	19,328
Net income	$	215,201 $	96,703 $	55,712
Net income per share:				
Basic	$	2.50 $	1.11 $	0.65
Diluted	$	2.46 $	1.09 $	0.64
Weighted-average number of shares used in computing net income per share:				
Basic		86,132	86,870	85,564
Diluted		87,473	88,828	86,957

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of comprehensive income

(in thousands, except per share data)		2026		2025		Year ended January 31, 2024
Net income	$	215,201	$	96,703	$	55,712
Other comprehensive loss						
Cash flow hedges						
Net unrealized losses		(5,695)		—		—
Reclassification of net gains included in net income		(12)		—		—
Net change, net of income tax benefit of $1,854 for the year ended January 31, 2026		(5,707)		—		—
Total other comprehensive loss		(5,707)		—		—
Comprehensive income	$	209,494	$	96,703	$	55,712

See accompanying notes to consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of stockholders' equity

(in thousands)	Shares	Common stock Amount	Additional paid-in capital	Accumulated earnings	Accumulated other comprehensive loss	Total stockholders' equity
Balance as of January 31, 2023	84,758	$ 8	$ 1,745,716	$ 149,916	$ —	$ 1,895,640
Issuance of common stock	1,369	1	6,517	—	—	6,518
Stock-based compensation	—	—	77,151	—	—	77,151
Net income	—	—	—	55,712	—	55,712
Balance as of January 31, 2024	86,127	$ 9	$ 1,829,384	$ 205,628	$ —	$ 2,035,021
Issuance of common stock	1,770	—	9,009	—	—	9,009
Stock-based compensation	—	—	96,425	—	—	96,425
Repurchases of common stock	(1,361)	—	(29,190)	(93,057)	—	(122,247)
Net income	—	—	—	96,703	—	96,703
Balance as of January 31, 2025	86,536	$ 9	$ 1,905,628	$ 209,274	$ —	$ 2,114,911
Issuance of common stock	1,725	—	11,403	—	—	11,403
Stock-based compensation	—	—	73,063	—	—	73,063
Repurchases of common stock	(3,254)	(1)	(73,105)	(228,569)	—	(301,675)
Other comprehensive loss	—	—	—	—	(5,707)	(5,707)
Net income	—	—	—	215,201	—	215,201
Balance as of January 31, 2026	85,007	$ 8	$ 1,916,989	$ 195,906	$ (5,707)	$ 2,107,196

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of cash flows

			Year ended January 31,		
(in thousands)		2026		2025	2024
Cash flows from operating activities:					
Net income	$	215,201	$	96,703 $	55,712
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization		154,657		162,451	153,078
Stock-based compensation		73,063		96,425	77,151
Amortization of debt issuance costs		1,078		2,067	2,852
Amortization of gains on derivatives		(16)		—	—
Loss on extinguishment of debt		—		1,576	1,157
Deferred taxes		39,730		(12,836)	(13,995)
Changes in operating assets and liabilities:					
Accounts receivable		(5,690)		(13,113)	(8,058)
Prepaid expenses and other current and non-current assets		(12,663)		(11,790)	(32,790)
Operating lease right-of-use assets		6,785		6,664	10,190
Accrued compensation		(8,806)		17,758	2,951
Accounts payable, accrued liabilities, and other current liabilities		1,708		8,888	(204)
Operating lease liabilities, non-current		(8,001)		(7,779)	(11,780)
Other long-term liabilities		48		(7,158)	6,562
Net cash provided by operating activities		457,094		339,856	242,826
Cash flows from investing activities:					
Purchases of software and capitalized software development costs		(46,515)		(51,129)	(41,123)
Purchases of property and equipment		(1,969)		(2,084)	(1,694)
Acquisitions of HSA portfolios		(293)		(452,241)	(3,257)
Settlement of derivatives, net		1,637		—	—
Net cash used in investing activities		(47,140)		(505,454)	(46,074)
Cash flows from financing activities:					
Principal payments on long-term debt		(100,000)		(561,875)	(54,375)
Repurchases of common stock		(299,254)		(121,493)	—
Proceeds from long-term debt		—		736,875	—
Payment of debt issuance costs		—		(3,748)	—
Settlement of client-held funds obligation, net		867		(1,620)	865
Proceeds from exercise of common stock options		11,412		9,428	6,471
Net cash provided by (used in) financing activities		(386,975)		57,567	(47,039)
Increase (decrease) in cash and cash equivalents		22,979		(108,031)	149,713
Beginning cash and cash equivalents		295,948		403,979	254,266
Ending cash and cash equivalents	$	318,927	$	295,948 $	403,979

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of cash flows (continued)

(in thousands)		Year ended January 31,				
		2026		2025		2024
Supplemental cash flow data:						
Interest expense paid in cash	$	52,245	$	58,587	$	49,560
Income tax payments, net		8,042		26,069		35,352
Supplemental disclosures of non-cash investing and financing activities:						
Purchases of software and capitalized software development costs included in accounts payable, accrued liabilities, or accrued compensation		4,332		5,971		3,145
Purchases of property and equipment included in accounts payable or accrued liabilities		16		45		263
Repurchases of common stock included in accrued liabilities		3,174		754		—
Non-cash purchase consideration related to acquisitions of HSA portfolios		—		20,325		—
Settlement of derivatives included in other current assets		2,465		—		—
Exercise of common stock options receivable		—		10		429

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Notes to consolidated financial statements

Note 1. <u>Summary of business and significant accounting policies</u>

Business

HealthEquity, Inc. ("HealthEquity" or the "Company") was incorporated in the state of Delaware on September 18, 2002. HealthEquity is a leader in administering health savings accounts ("HSAs") and complementary consumer-directed benefits ("CDBs"), which empower consumers to access tax-advantaged healthcare savings while also providing corporate tax advantages for employers.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the consolidated financial statements.

Principles of consolidation

The Company consolidates entities in which the Company has a controlling financial interest, which includes all of its wholly owned direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Segments

The Company is managed as a single operating segment that provides administration services in connection with HSAs and other CDBs, which reflects the way in which its chief operating decision maker ("CODM"), the Chief Executive Officer, reviews the Company's financial performance and makes decisions about resource allocation. The CODM assesses the performance of the Company, monitors actual financial results against budgets, and makes resource allocation decisions with a focus on the Company's consolidated results as presented in the consolidated statements of operations. The Company's measure of profitability is net income. Single segment-level financial information, including total assets, significant non-cash transactions, and capital expenditures, is contained in the accompanying consolidated financial statements and related notes.

The Company does not generate material international revenues. All long-lived assets are maintained in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents were held in institutions in the U.S. and include deposits in a money market account that was unrestricted as to withdrawal or use.

Client-held funds

Many of the Company's client services agreements with employers (referred to as "Clients") provide that Clients remit funds to the Company to pre-fund Client and employee participant contributions related to flexible spending accounts and health reimbursement arrangements ("FSAs" and "HRAs," respectively) and commuter accounts. These Client-held funds remitted to the Company do not represent cash assets of the Company to the extent that they are not combined with corporate cash and accordingly are not included in cash and cash equivalents on the Company's consolidated balance sheets.

Accounts receivable

Accounts receivable represent monies due to the Company for monthly service revenue, custodial revenue and interchange revenue. The Company maintains an allowance for doubtful accounts to reserve for expected credit losses from trade receivables considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. In evaluating the Company's ability to collect outstanding receivable balances, the Company considers various factors including macroeconomic variables, the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations and payment history, and the customer's current financial condition.

Other assets

Other assets consist primarily of contract costs, prepaid expenditures, debt issuance costs, income tax receivables, and various other assets. Amounts expected to be recouped or recognized over a period of twelve months or less have been classified as current in the accompanying consolidated balance sheets.

Leases

The Company determines if a contract contains a lease at inception or any modification of the contract. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a specified period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Leases with an expected term of 12 months or less at commencement are not accounted for on the balance sheet. All operating lease expense is recognized on a straight-line basis over the expected lease term. Certain leases also include obligations to pay for non-lease services, such as utilities and common area maintenance. The services are accounted for separately from lease components, and the Company allocates payments to the lease and other services components based on estimated stand-alone prices.

Operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the rate implicit in each lease is not readily determinable, management uses the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Property and equipment

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of individual assets. The useful life for leasehold improvements is the shorter of the estimated useful life or the term of the lease ranging from 3-5 years. The useful life used for computing depreciation for all other asset classes is described below:

Computer equipment	3-5 years
Furniture and fixtures	5 years

Maintenance and repairs are expensed when incurred, and improvements that extend the economic useful life of an asset are capitalized. Gains and losses on the disposal of property and equipment are reflected in operating expenses.

Intangible assets, net

Intangible assets are carried at cost and amortized, typically, on a straight-line basis over their estimated useful lives. The useful life used for computing amortization for all intangible asset classes is described below:

Software and software development costs	3 years
Acquired customer relationships	7-15 years
Acquired developed technology	2-5 years
Acquired trade names and trademarks	3 years
Acquired HSA portfolios	15 years

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*. Costs incurred during operation and post-implementation stages are charged to expense. Costs incurred during the application development stage that are directly attributable to developing or obtaining software for internal use are capitalized. Management's judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized.

Acquired customer relationships, developed technology, and trade names and trademarks are valued utilizing the discounted cash flow method, a form of the income approach. The useful lives of acquired customer relationships were estimated based on discount rates and revenue growth rates, net of attrition. The useful lives of developed technology and trade names were estimated based on expected obsolescence. The Company expenses the assets straight-line over the useful lives and determined that this amortization method is appropriate to reflect the pattern over which the economic benefits of these acquired assets are realized.

Acquired HSA portfolios consist of the contractual rights to administer the activities related to the individual HSAs acquired. The Company used its HSA customer relationship period assumption and the historical attrition rates of member accounts to determine that an average useful life of 15 years and the use of a straight-line amortization method are appropriate to reflect the pattern over which the economic benefits of existing member assets are realized.

The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually on January 31 or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company's impairment tests are based on a single operating segment and reporting unit structure. The goodwill impairment test involves a qualitative assessment to compare a reporting unit's fair value to its carrying value. If it is determined that it is more likely than not that a reporting unit's fair value is less than its carrying value, a quantitative comparison is made between the Company's market capitalization and the carrying value of the reporting unit, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value.

Self-insurance

The Company is self-insured for medical insurance up to certain annual stop-loss limits. The Company establishes a liability as of the balance sheet date for claims, both reported and incurred but not reported, using currently available information as well as historical claims experience.

Other long-term liabilities

Other long-term liabilities consists of long-term deferred revenue and other liabilities that the Company does not expect to settle within one year.

Derivative Financial Instruments and Hedging Activities

As required by ASC 815, *Derivatives and Hedging (ASC 815)*, the Company records derivative financial instruments at fair value as of each reporting date. Each of the Company's derivatives is designated as a cash flow hedge and presented on a gross basis within assets or liabilities in the Company's consolidated balance sheets. The change in fair value of the derivatives is recorded to accumulated other comprehensive income or loss ("AOCI") in the Company's consolidated balance sheets and reclassified to custodial revenue in the period the hedged transactions affect earnings. Cash flows from hedging activities are classified as cash flows from investing activities in the consolidated statements of cash flows. The Company assesses each derivative, both at inception and on an ongoing basis, to determine if the requirements for applying hedge accounting are met. The Company does not use derivative financial instruments for trading purposes. See Note 11—Derivative financial instruments and hedging activities for further information.

Revenue recognition

The Company recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, the Company satisfies a performance obligation.

Disaggregation of revenue. The Company's primary sources of revenue are service, custodial, and interchange revenue and are disclosed in the consolidated statements of operations. All of the Company's sources of revenue are deemed to be revenue contracts with customers. Each revenue source is affected differently by economic factors as it relates to the nature, amount, timing and uncertainty.

Costs to obtain a contract.   ASC 606, *Revenue from contracts with customers*, requires capitalizing the costs of obtaining a contract when those costs are expected to be recovered.

In order to determine the amortization period for sales commissions contract costs, the Company applied the portfolio approach. Accordingly, the amortization period of the assets has been determined to be the average economic life of an HSA or other CDB relationship, which is estimated to be 15 years and 7 years, respectively. Amortization of capitalized sales commission contract costs is included in sales and marketing expenses in the consolidated statements of operations. The Company has applied the practical expedient which allows an entity to account for incremental costs of obtaining a contract at a portfolio level. The Company has also applied the practical expedient to recognize incremental costs of obtaining contracts as an expense when incurred if the amortization period would have been one year or less.

Performance obligations.   ASC 606 requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations; however, as permitted by ASC 606, the Company has elected to exclude from this disclosure any contracts with an original duration of one year or less and any variable consideration that meets specified criteria.

Service revenue.   The Company administers its platforms, prepares statements, provides a mechanism for spending funds, and provides customer support services. In addition, once a member's HSA cash balance reaches a certain threshold, the member is able to invest their HSA assets through the Company's investment partner from which the Company earns recordkeeping and advisory fees, calculated as a percentage of the member's HSA investments. All of these services are consumed as they are received. The Company recognizes service revenue, in an amount that reflects the consideration it expects to be entitled to in exchange for those services, on a monthly basis as it satisfies its performance obligations.

Custodial revenue.   The Company earns custodial revenue primarily from HSA cash placed in group annuity contracts or similar arrangements with insurance company partners or deposited with depository partners and Client-held funds deposited with depository partners. The placement of funds represents a service that is simultaneously received and consumed by the insurance company partners and depository partners. The Company recognizes custodial revenue each month, in an amount that reflects the consideration it expects to be entitled to in exchange for the service.

Interchange revenue.   The Company satisfies its interchange performance obligation each time payments are made with its cards via payment networks. The Company recognizes interchange revenue, in an amount that reflects the consideration it expects to be entitled to in exchange for the service, in the month the payment transaction occurs.

Contract balances.   The Company does not recognize revenue until its right to consideration is unconditional and therefore has no related contract assets. The Company records a receivable when revenue is recognized prior to payment and the Company has unconditional right to payment. Alternatively, when payment precedes the related services, the Company records a contract liability, or deferred revenue, until its performance obligations are satisfied.

Significant judgments.   The Company makes no significant judgments in determining the amount or timing of revenue recognition. The Company has estimated the average economic life of an HSA or CDB customer relationship, which has been determined to be the amortization period for capitalized sales commissions and other contract costs.

Cost of revenue

The Company incurs cost of revenue related to servicing member accounts, managing customer and partner relationships, and processing reimbursement claims. Expenditures include personnel-related costs, depreciation, amortization, stock-based compensation, common expense allocations, costs to reimburse members from outside fraud activity, new member and participant supplies, and other operating costs of the member account servicing departments. Other components of the Company's cost of revenue include interest retained by members on custodial assets held and interchange costs incurred in connection with processing card transactions initiated by members.

Stock-based compensation

The Company grants restricted stock units ("RSUs") to certain team members, executive officers, and directors. The Company recognizes compensation expense for stock-based awards based on the grant date estimated fair value. Expense for stock-based awards is generally recognized on a straight-line basis over the requisite service period and is reversed as pre-vesting forfeitures occur. The fair value of RSUs is based on the current value of the

Company's closing stock price on the date of grant less the present value of future expected dividends discounted at the risk-free interest rate.

For stock-based awards with performance conditions, the Company evaluates the probability of achieving the performance criteria and of the number of shares that are expected to vest, and compensation expense is then adjusted to reflect the number of shares expected to vest and recorded over the requisite service period. For awards with performance conditions, compensation expense is recognized using the graded-vesting attribution method in accordance with the provisions of ASC 718, *Compensation—Stock Compensation* ("Topic 718"). Compensation expense related to stock-based awards with market conditions is recorded on a straight-line basis over the requisite service period regardless of whether the market condition is satisfied.

Upon the exercise of a stock option or release of an RSU, common shares are issued from authorized, but not outstanding, common stock.

Interest expense

Interest expense consists primarily of accrued interest expense and amortization of deferred financing costs associated with the Company's long-term debt.

Other income, net

Other income, net, consists of interest income earned on corporate cash and other miscellaneous income and expense.

Income tax provision

The Company accounts for income taxes and the related accounts under the asset and liability method as set forth in ASC 740, *Income Taxes*. Under this method, current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current fiscal year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, for net operating losses, and for tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for when it is more likely than not that some or all of the deferred tax assets may not be realized in future years.

The Company recognizes the tax benefit from an uncertain tax position taken or expected to be taken in a tax return using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit in the financial statements as the largest benefit that has a greater than 50% likelihood of being sustained upon settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of other income, net in the consolidated statements of operations. Changes in facts and circumstances could have a material impact on the Company's effective tax rate and results of operations.

Asset acquisitions

The Company routinely acquires rights to be the custodian of HSA portfolios, in which substantially all of the fair value of the gross portfolio assets acquired is concentrated in a group of similar HSA assets and therefore the acquisitions do not constitute a business. Accordingly, the acquisitions are accounted for under the asset acquisition method of accounting in accordance with ASC 805-50, *Business Combinations—Related Issues*. Under the asset acquisition method of accounting, the Company is required to fair value the assets transferred. The cost of the assets acquired, including transaction costs incurred in conjunction with an asset acquisition, is allocated to the individual assets acquired based on their relative fair values and does not give rise to goodwill.

Business combinations

Consideration paid for the acquisition of a business as defined by ASC 805-10 is allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date.

Acquisition-related expenses incurred in conjunction with the acquisition of a business are recognized in earnings in the period in which they are incurred and are included in other income, net on the consolidated statements of operations.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management has made estimates in several areas, including the average economic life of an HSA or CDB customer relationship, the allowance for doubtful accounts, capitalized software development costs, the valuation of derivative assets and liabilities, evaluating goodwill and long-lived assets for impairment, the useful lives of property and equipment and intangible assets, accrued compensation, accrued liabilities, the grant date fair value of performance restricted stock units, and income taxes. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 for the fiscal year ended January 31, 2026, and applied the new disclosure requirements retrospectively. The impact of the adopted ASU is not material to our income tax disclosures.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The ASU requires disaggregated information about certain income statement expense line items on an annual and interim basis. This guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The new standard permits early adoption and can be applied prospectively or retrospectively. We are evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which removes all references to project stages and establishes new criteria for the capitalization of internal-use software costs. The guidance will be effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance may be applied prospectively, retrospectively, or on a modified retrospective basis, including for in-process projects. We are evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Note 2. Net income per share

The following table sets forth the computation of basic and diluted net income per share:

							Year ended January 31,
(in thousands, except per share data)		2026		2025		2024
Numerator (basic and diluted):						
Net income	$	215,201	$	96,703	$	55,712
Denominator (basic):						
Weighted-average common shares outstanding		86,132		86,870		85,564
Denominator (diluted):						
Weighted-average common shares outstanding		86,132		86,870		85,564
Weighted-average dilutive effect of stock options and restricted stock units		1,341		1,958		1,393
Diluted weighted-average common shares outstanding		87,473		88,828		86,957
Net income per share:						
Basic	$	2.50	$	1.11	$	0.65
Diluted	$	2.46	$	1.09	$	0.64

For the fiscal years ended January 31, 2026, 2025 and 2024, 0.1 million, 0.1 million, and 0.6 million shares, respectively, attributable to outstanding stock options and restricted stock units were excluded from the calculation of diluted net income per share as their inclusion would have been anti-dilutive.

Note 3. <u>Supplemental financial statement information</u>

Selected consolidated balance sheet and consolidated statement of operations components consisted of the following:

Allowance for doubtful accounts

As of January 31, 2026 and 2025, the Company had an allowance for doubtful accounts of $0.9 million and $2.1 million, respectively. During the fiscal years ended January 31, 2026, 2025, and 2024, the Company recorded credit losses from trade receivables of $0.8 million, $0.2 million, and $1.7 million, respectively.

Costs to obtain a contract

As of January 31, 2026 and 2025, the net amount capitalized as contract costs was $60.6 million and $60.3 million, respectively, which is included in other current assets and other assets. Amortization of capitalized contract costs during the fiscal years ended January 31, 2026, 2025, and 2024 was $7.8 million, $6.7 million, and $5.4 million, respectively.

Property and equipment

Property and equipment consisted of the following as of January 31, 2026 and 2025:

(in thousands)	January 31, 2026	January 31, 2025
Leasehold improvements	$ 14,140	$ 13,966
Furniture and fixtures	6,453	6,708
Computer equipment	19,902	19,218
Property and equipment, gross	40,495	39,892
Accumulated depreciation	(37,318)	(36,653)
Property and equipment, net	$ 3,177	$ 3,239

Depreciation expense for the fiscal years ended January 31, 2026, 2025 and 2024 was $2.0 million, $4.6 million and $8.8 million, respectively.

Contract balances

As of January 31, 2026 and 2025, the balance of deferred revenue was $6.7 million and $17.1 million, respectively. The balances are related to cash received in advance for custodial and interchange revenue arrangements, other up-front fees and other commuter deferred revenue. The Company expects to recognize approximately 90% of its balance of deferred revenue as revenue over the next 12 months and the remainder thereafter. Amounts expected to be recognized as revenue within a period of twelve months or less are classified as accrued liabilities in the Company's consolidated balance sheets, with the remainder included within other long-term liabilities. Revenue recognized during the fiscal year that was included in the beginning balance of deferred revenue was $12.0 million. The Company expects to satisfy its remaining obligations for these arrangements.

Other income, net

Other income, net, consisted of the following:

		Year ended January 31,	
(in thousands)	2026	2025	2024
Interest income	$ 11,729	$ 13,914	$ 12,138
Other miscellaneous income	378	420	658
Total other income, net	$ 12,107	$ 14,334	$ 12,796

Note 4. <u>Leases</u>

The Company has entered into various non-cancelable operating lease agreements for office space, data storage facilities, and other leases with remaining lease terms of less than 1 year to approximately 5 years, often with one or more Company options to renew. These renewal terms can extend the lease term from 5 to 10 years and are included in the lease term when it is reasonably certain that the Company will exercise the option.

The components of operating lease expense were as follows:

(in thousands)		Year ended January 31,				
		2026		**2025**		**2024**
Operating lease expense	$	8,942	$	9,125	$	9,437
Sublease income		(5,344)		(4,097)		(2,680)
Net operating lease expense	$	3,598	$	5,028	$	6,757

Weighted average lease term and discount rate were as follows:

	January 31, 2026	**January 31, 2025**
Weighted average remaining lease term	4.8 years	5.7 years
Weighted average discount rate	4.4 %	4.4 %

Lease liabilities were as follows:

(in thousands)		**January 31, 2026**		**January 31, 2025**
Gross lease liabilities	$	48,953	$	59,209
Less: imputed interest		(4,852)		(6,989)
Present value of lease liabilities		44,101		52,220
Less: current portion of lease liabilities		(9,911)		(10,001)
Lease liabilities, non-current	$	34,190	$	42,219

Supplemental cash flow information related to the Company's operating leases was as follows:

(in thousands)		Year ended January 31,		
		2026		**2025**
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	10,186	$	9,874
Right-of-use assets obtained in exchange for lease obligations	$	(90)	$	1,469

Note 5. <u>Intangible assets and goodwill</u>

Intangible assets

The gross carrying amount and associated accumulated amortization of intangible assets were as follows:

(in thousands)		**January 31, 2026**				
		Gross carrying amount		**Accumulated amortization**		**Net carrying amount**
Amortizable intangible assets:						
Software and software development costs	$	356,597	$	(278,291)	$	78,306
Acquired HSA portfolios		737,304		(173,687)		563,617
Acquired customer relationships		759,782		(308,512)		451,270
Acquired developed technology		132,825		(128,846)		3,979
Acquired trade names		12,900		(12,900)		—
Total amortizable intangible assets	$	1,999,408	$	(902,236)	$	1,097,172

(in thousands)		**January 31, 2025**				
		Gross carrying amount		**Accumulated amortization**		**Net carrying amount**
Amortizable intangible assets:						
Software and software development costs	$	312,234	$	(234,102)	$	78,132
Acquired HSA portfolios		737,011		(124,606)		612,405
Acquired customer relationships		759,782		(256,820)		502,962
Acquired developed technology		132,825		(121,666)		11,159
Acquired trade names		12,900		(12,900)		—
Total amortizable intangible assets	$	1,954,752	$	(750,094)	$	1,204,658

During the fiscal years ended January 31, 2026 and 2025, the Company capitalized $0.3 million and $472.6 million, respectively, to acquire the rights to act as a custodian of HSA portfolios.

Amortization expense for the fiscal years ended January 31, 2026, 2025, and 2024 was $152.7 million, $157.8 million and $144.3 million, respectively. Estimated amortization expense for the fiscal years ending January 31 is as follows:

Year ending January 31, (in thousands)		
2027	$	144,373
2028		126,628
2029		106,946
2030		97,609
2031		96,579
Thereafter		525,037
Total	$	1,097,172

Goodwill

The Company's annual goodwill impairment test resulted in no impairment charges in any of the periods presented in the accompanying consolidated financial statements. There were no changes to the carrying value of goodwill during the fiscal years ended January 31, 2026 or 2025.

Note 6. Commitments and contingencies

Commitments

The following table summarizes the payments due by fiscal year for the Company's outstanding contractual obligations as of January 31, 2026:

	Payments due by fiscal year						
(in thousands)	2027	2028	2029	2030	2031	Thereafter	Total
4.50% Senior Notes due 2029 (1)	$ —	$ —	$ —	$ 600,000	$ —	$ —	$ 600,000
Revolving Credit Facility (1)	—	—	—	361,875	—	—	361,875
Interest on long-term debt obligations (2)	45,425	45,425	45,476	26,935	—	—	163,261
Operating lease obligations (3)	10,148	10,323	10,553	10,789	7,140	—	48,953
Other contractual obligations (4)	66,124	54,693	13,050	4,146	851	—	138,864
Total	$ 121,697	$ 110,441	$ 69,079	$ 1,003,745	$ 7,991	$ —	$ 1,312,953

(1) As of January 31, 2026, the outstanding combined principal of $961.9 million is presented net of debt issuance costs on the consolidated balance sheets. The debt issuance costs are not included in the table above.

(2) Estimated interest payments assume the stated interest rates applicable to the Notes and Revolving Credit Facility as of January 31, 2026, which were 4.50% and 5.02% per annum, respectively.

(3) The Company leases office space and data storage facilities and has other non-cancelable operating leases expiring at various dates through 2030. These amounts exclude contractual sublease income of $22.5 million, which is expected to be received through December 2030.

(4) Other contractual obligations consist of services agreements, purchase obligations, and other contractual commitments.

Contingencies

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Legal matters

As a result of a cybersecurity incident in 2024 in which a business partner's user account containing personally identifiable information was breached, the Company is subject to multiple legal actions, including a consolidated putative class action lawsuit in federal court in the District of Utah. The plaintiffs in these legal actions allege that the Company failed to implement reasonable data security practices, which resulted in a breach and disclosure of plaintiffs' and others' personally identifiable information and protected health information. The plaintiffs are seeking, among other damages, unspecified monetary damages, equitable relief, costs and attorneys' fees arising out of the incident. With respect to the consolidated putative class action lawsuit, on August 22, 2024, the court issued an order granting a motion to consolidate the class action lawsuits, on October 15, 2024, a consolidated class action amended complaint was filed, on December 13, 2024, the Company filed a motion to dismiss the class action and a motion to compel arbitration, and on May 5, 2025, the court dismissed without prejudice the Company's motion to compel arbitration and the motion to dismiss, with the court noting that the Company could refile both motions after the conclusion of discovery. The Company intends to vigorously defend these legal actions. In addition, the Company is subject to several regulatory inquiries related to the cybersecurity incident. The amount of the potential loss associated with these lawsuits and any potential regulatory action cannot be reasonably estimated based on currently available information.

The Company and its subsidiaries are involved in various other litigation, governmental proceedings and claims, not described above, that arise in the normal course of business. It is not possible to determine the ultimate outcome or the duration of such litigation, governmental proceedings or claims, or the impact that such litigation, proceedings and claims will have on the Company's financial position, results of operations, and cash flows.

As required under GAAP, the Company records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No loss accrual relating to these matters was recorded because, based on currently available information, the Company does not believe that any contingent liabilities relating to these matters are probable or that the amount of any resulting loss is estimable. However, litigation is subject to inherent uncertainties and the Company's view of these matters may change. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, results of operations and cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Note 7. Indebtedness

Long-term debt consisted of the following:

(in thousands)		January 31, 2026		January 31, 2025
4.50% Senior Notes due 2029	$	600,000	$	600,000
Revolving Credit Facility		361,875		461,875
Principal amount		961,875		1,061,875
Less: unamortized discount and issuance costs (1)		4,496		5,574
Total debt, net		957,379		1,056,301
Less: current portion of long-term debt		—		—
Long-term debt, net	$	957,379	$	1,056,301

(1) In addition to the $4.5 million and $5.6 million of unamortized discount and issuance costs related to the Notes as of January 31, 2026 and 2025, respectively, $5.9 million and $7.7 million of unamortized issuance costs related to the Company's Revolving Credit Facility are included within other assets in the consolidated balance sheets as of January 31, 2026 and January 31, 2025, respectively.

4.50% Senior Notes due 2029

On October 8, 2021, the Company completed its offering of $600 million aggregate principal amount of its 4.50% Senior Notes due 2029 (the "Notes"). The Notes were issued under an indenture (the "Indenture"), dated October 8, 2021, among the Company, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

The Notes are guaranteed by each of the Company's existing, wholly owned domestic subsidiaries that guarantees its obligations under the Credit Agreement (as defined below) and are required to be guaranteed by any of the Company's future subsidiaries that guarantee its obligations under the Credit Agreement or certain of its other indebtedness. The Notes will mature on October 1, 2029. Interest on the Notes is payable on April 1 and October 1 of each year. As of January 31, 2026, the balance of accrued interest on the Notes was $9.0 million, which is included within accrued liabilities on the Company's consolidated balance sheets. The effective interest rate on the Notes is 4.72%.

The Notes are unsecured senior obligations of the Company and rank equally in right of payment to all of its existing and future senior unsecured debt and senior in right of payment to all of its future subordinated debt.

The Notes are redeemable at the Company's option, in whole or in part, at a redemption price if redeemed during the 12 months beginning (i) October 1, 2025 of 101.125%, and (ii) October 1, 2026 and thereafter of 100.000%, in each case of the principal amount of the Notes being redeemed, and together with accrued and unpaid interest, if any, to, but excluding, the date of redemption. The Company may be required to make an offer to purchase the Notes upon the sale of certain assets or upon specific kinds of changes of control.

The Indenture contains covenants that impose significant operational and financial restrictions on the Company; however, these covenants generally align with the covenants contained in the Credit Agreement. See "Credit Agreement" below for a description of these covenants.

Credit Agreement

On August 23, 2024, the Company entered into a Credit Agreement (the "Credit Agreement") among the Company, as borrower, each lender from time to time party thereto (the "Lenders"), JPMorgan Chase Bank, N.A., as administrative agent and the Swing Line Lender (as defined in the Credit Agreement), and each L/C Issuer (as defined therein) party thereto, pursuant to which the Company established a five-year senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $1.0 billion (with a $25 million sub-limit for the issuance of letters of credit), a portion of which was used to refinance the Company's prior credit agreement. The Revolving Credit Facility may be used in the future for working capital and general corporate purposes, including the financing of acquisitions and other investments. The maturity date of the Revolving Credit Facility is August 23, 2029.

Subject to the terms and conditions set forth in the Credit Agreement (including obtaining additional commitments from one or more new or existing lenders), the Company may in the future incur additional loans or commitments under the Credit Agreement in an aggregate principal amount of up to $450 million, plus an additional amount so long as the Company's pro forma first lien net leverage ratio would not exceed 3.85 to 1.00 as of the date such loans or commitments are incurred.

Borrowings under the Revolving Credit Facility bear interest at an annual rate equal to, at the Company's option, either (i) the secured overnight financing rate published by the CME Group Benchmark Administration Limited ("Term SOFR") (subject to a 0.10% "credit spread adjustment") plus a margin ranging from 1.25% to 2.50% or (ii) an alternate base rate plus a margin ranging from 0.25% to 1.50%, with the applicable margin determined by reference to a leverage-based pricing grid set forth in the Credit Agreement. The Company is also required to pay certain fees to the Lenders, including, among others, a quarterly commitment fee on the average unused amount of the Revolving Credit Facility at a rate ranging from 0.25% to 0.50%, with the applicable rate also determined by reference to a leverage-based pricing grid set forth in the Credit Agreement. As of January 31, 2026, the interest rate on the Revolving Credit Facility was 5.02%.

The loans under the Revolving Credit Facility may be prepaid, and the commitments thereunder may be reduced by the Company without penalty or premium, subject to the reimbursement of customary "breakage costs."

The Credit Agreement contains customary affirmative and negative covenants, including covenants that limit, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, merge or dissolve, make investments, dispose of assets, engage in sale and leaseback transactions, make distributions and dividends and prepayments of junior indebtedness, engage in transactions with affiliates, enter into restrictive agreements, amend documentation governing junior indebtedness, modify its fiscal year and modify its organizational documents, in each case, subject to customary exceptions, thresholds, qualifications and "baskets." In addition, the Credit Agreement contains financial performance covenants, which require the Company to maintain (i) a maximum total net leverage ratio, measured as of the last day of each fiscal quarter, of no greater than 5.00 to 1.00 and (ii) a minimum consolidated interest coverage ratio, measured as of the last day of each fiscal quarter, of no less than 3.00 to 1.00. The Company was in compliance with all covenants under the Credit Agreement as of January 31, 2026 and for the period then ended.

The repayment obligation under the Credit Agreement may be accelerated upon the occurrence of an event of default thereunder, including, among other things, failure to pay principal, interest or fees on a timely basis, material inaccuracy of any representation or warranty, failure to comply with covenants, cross-default to other material debt, material judgments, change of control and certain insolvency or bankruptcy-related events, in each case, subject to any certain grace and/or cure periods.

The Company's obligations under the Credit Agreement are required to be unconditionally guaranteed by each of its existing or subsequently acquired or organized direct and indirect domestic subsidiaries and are secured by security interests in substantially all assets of the Company and the guarantors, in each case, subject to certain customary exceptions.

Note 8. <u>Income taxes</u>

The income tax provision consisted of the following:

				Year ended January 31,			
(in thousands)		2026		2025		2024	
Current:							
Federal	$	18,693	$	25,949	$	29,376	
State		3,776		6,211		3,947	
Total current tax provision	$	22,469	$	32,160	$	33,323	
Deferred:							
Federal	$	36,679	$	(11,886)	$	(11,004)	
State		3,083		(943)		(2,991)	
Total deferred tax provision (benefit)	$	39,762	$	(12,829)	$	(13,995)	
Total income tax provision	$	62,231	$	19,331	$	19,328	

Total income tax provision differed from the amounts computed by applying the U.S. federal statutory tax rate to income before income taxes as a result of the following (pursuant to ASU 2023-09 disclosure requirements):

					Year ended January 31,				
(in thousands, except percentages)			2026			2025			2024
Federal statutory tax rate	$	58,261	21.0 %	$	24,367	21.0 %	$	15,759	21.0 %
State and local income taxes, net of federal income tax effect (1)		5,367	1.9 %		4,365	3.8 %		441	0.6 %
Tax credits									
Research and development tax credits		(2,413)	(1.0)%		(4,625)	(4.0)%		(3,019)	(4.0)%
Other		(123)	0.0 %		(230)	(0.2)%		(112)	(0.1)%
Nontaxable or nondeductible items									
Share-based payment awards		(5,080)	(1.8)%		(12,529)	(10.8)%		258	0.3 %
Excessive employee remuneration		5,120	1.9 %		6,782	5.8 %		2,939	3.9 %
Other		1,014	0.4 %		1,240	1.1 %		587	0.8 %
Changes in unrecognized tax benefits		76	0.0 %		(39)	0.0 %		(47)	(0.1)%
Other adjustments									
IRS examination settlement		—	0.0 %		—	0.0 %		2,461	3.3 %
Other		9	0.0 %		—	0.0 %		61	0.1 %
Effective tax rate	$	62,231	22.4 %	$	19,331	16.7 %	$	19,328	25.8 %

(1) The following states and local jurisdictions contribute the majority (more than 50%) of the tax effect to this category. For the tax year ended January 31, 2026: California, Pennsylvania, Texas, Utah, and Iowa. For the tax year ended January 31, 2025: California, Texas, New Jersey, Pennsylvania, Iowa, and Illinois. For the tax year ended January 31, 2024: California, Texas, and Utah.

The Company's effective tax rate for the fiscal years ended January 31, 2026, 2025, and 2024 was 22.4%, 16.7%, and 25.8%, respectively. The difference between the effective tax rate and the U.S. federal statutory tax rate each period is impacted by a number of factors, including the relative mix of earnings among state jurisdictions, credits, excess tax benefits or shortfalls on stock-based compensation expense, changes in unrecognized tax benefits and valuation allowance, and other items. The increase in the effective tax rate for the fiscal year ended January 31, 2026 compared to the fiscal year ended January 31, 2025 was primarily due to an increase in pre-tax book income, a reduction in tax benefit from stock-based compensation expense, and a decrease in research and development tax credits net of unrecognized tax benefits, partially offset by tax benefit from deferred tax rate adjustments due to state apportionment changes and a decrease in excessive employee remuneration. The decrease in the effective tax rate for the fiscal year ended January 31, 2025 compared to the fiscal year ended January 31, 2024 was primarily due to an increase in tax benefit from stock-based compensation expense and a decrease in expense from unrecognized tax benefits, partially offset by an increase in pre-tax book income, an increase in nondeductible executive compensation, and increased expense from deferred tax rate adjustments due to state apportionment changes.

Net income tax payments by jurisdiction consisted of the following (pursuant to ASU 2023-09 disclosure requirements):

(in thousands)		Year ended January 31,		
		2026	2025	2024
Federal	$	5,000 $	20,000 $	30,500
California		787	*	*
Pennsylvania		441	*	*
Other		1,814	6,069	4,852
State and local		3,042	6,069	4,852
Total net income tax payments	$	8,042 $	26,069 $	35,352

* Jurisdiction was below the 5% of total (net) income tax payments threshold for the period

Deferred tax assets and liabilities consisted of the following:

(in thousands)		January 31, 2026		January 31, 2025
Deferred tax assets:				
Net operating loss carryforward	$	732	$	1,120
Stock compensation		8,266		11,937
Research and development credits		3,618		4,160
Lease liabilities		10,894		13,245
Capitalized research and development		18,771		53,238
Fixed assets		813		1,083
Accruals and reserves		5,174		5,099
Other, net		4,499		6,632
Total gross deferred tax assets	$	52,767	$	96,514
Less valuation allowance		(1,057)		(1,066)
Deferred tax assets, net of valuation allowance		51,710		95,448
Deferred tax liabilities:				
Intangible assets		(73,260)		(84,120)
Incremental contract costs		(14,904)		(15,282)
Right-of-use assets		(8,931)		(10,926)
Goodwill		(45,680)		(38,205)
Other, net		(2,645)		(2,749)
Total gross deferred tax liabilities		(145,420)		(151,282)
Net deferred tax liabilities	$	(93,710) $		(55,834)

Management considered whether it is more likely than not that some portion or all of the deferred tax assets would be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities in making this assessment and determined that based on the weight of all available evidence, it is more likely than not (i.e., a likelihood of more than 50%) that the Company will be able to realize all of its federal deferred tax assets and the majority of its state deferred tax assets. The Company recorded a valuation allowance of $1.1 million as of both January 31, 2026 and 2025, related to certain state deferred tax assets.

As of January 31, 2026, the Company had recorded state net operating loss carryforwards of $11.2 million, which begin to expire at various intervals beginning with the tax year ending January 31, 2036. As of January 31, 2026, the Company also had state research and development tax credit carryforwards of $12.5 million, which begin to expire at various intervals beginning with the tax year ending January 31, 2027.

As of January 31, 2026 and 2025, the gross unrecognized tax benefit was $27.4 million and $24.1 million, respectively. If recognized, $24.1 million and $20.9 million of the total unrecognized tax benefits would affect the

Company's effective tax rate as of January 31, 2026 and 2025, respectively. Total gross unrecognized tax benefits increased by $3.3 million in the period from January 31, 2025 to January 31, 2026.

A tabular reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(in thousands)	January 31, 2026	January 31, 2025
Gross unrecognized tax benefits at beginning of year	$ 24,140	$ 19,213
Gross amounts of increases and decreases:		
Increases as a result of tax positions taken during a prior period	—	1,004
Decreases as a result of tax positions taken during a prior period	(96)	—
Increases as a result of tax positions taken during the current period	4,012	5,076
Decreases as a result of settlement	(150)	—
Decreases resulting from the lapse of the applicable statute of limitations	(501)	(1,153)
Gross unrecognized tax benefits at end of year	$ 27,405	$ 24,140

Certain unrecognized tax benefits are required to be netted against their related deferred tax assets as a result of ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. The resulting unrecognized tax benefit recorded within the Company's consolidated balance sheet excludes the following amounts that have been netted against the related deferred tax assets accordingly:

(in thousands)	January 31, 2026	January 31, 2025
Total gross unrecognized tax benefits	$ 27,405	$ 24,140
Amounts netted against related deferred tax assets	(8,002)	(8,363)
Unrecognized tax benefits recorded on the consolidated balance sheet	$ 19,403	$ 15,777

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of other income, net in the consolidated statements of operations. During the fiscal years ended January 31, 2026, 2025, and 2024, the Company recorded penalties and interest of $0.7 million, $0.6 million, and $0.1 million, respectively, related to unrecognized tax benefits. As of January 31, 2026 and 2025, the Company recorded accrued interest and penalties of $2.7 million and $2.0 million, respectively.

The Company files income tax returns with U.S. federal and state taxing jurisdictions and is currently under examination by the state of California. Such tax examinations may lead to ordinary course adjustments or proposed adjustments to the Company's taxes, net operating losses, and/or tax credit carryforwards. The Company concluded examinations by the states of Texas and New York during the fiscal year ended January 31, 2026, and all necessary adjustments were immaterial. As a result of the Company's net operating loss carryforwards and tax credit carryforwards, the Company remains subject to examination by one or more jurisdictions for tax years after 2006.

In July 2025, the "One Big Beautiful Bill Act" was signed into law. The most significant provision for the Company is the immediate expensing of domestic research and experimental expenditures. Other changes include bonus depreciation allowance on qualified business asset purchases and modifications to the business interest expense limitation calculation. Each of these changes may result in accelerated tax deductions during the current and future tax years. Tax payments for the fiscal year ended January 31, 2026 were significantly reduced, and tax payments for the year ending January 31, 2027 are expected to be significantly reduced, as a result of the accelerated tax deductions. However, the Company's total income tax expense and effective tax rate are not expected to materially change as a result of the new legislation.

Note 9. Stock-based compensation

The following table shows a summary of stock-based compensation in the Company's consolidated statements of operations during the fiscal years presented:

						Year ended January 31,	
(in thousands)		2026		2025			2024
Cost of revenue	$	12,686	$	14,955	$		16,462
Sales and marketing		13,093		15,623			13,182
Technology and development		23,167		25,002			20,891
General and administrative		24,117		40,845			26,616
Total stock-based compensation expense	$	73,063	$	96,425	$		77,151

The following table shows stock-based compensation by award type:

						Year ended January 31,	
(in thousands)		2026		2025			2024
Restricted stock units	$	66,659	$	66,986	$		60,688
Performance restricted stock units		6,404		29,439			16,384
Stock options		—		—			79
Total stock-based compensation expense	$	73,063	$	96,425	$		77,151

Stock award plans

Incentive Plan. The HealthEquity, Inc. 2024 Equity Incentive Plan (the "Incentive Plan") provides for the issuance of stock awards to team members, consultants, and directors of the Company. Subject to adjustment as provided in the Incentive Plan, as of January 31, 2026, the aggregate number of shares of the Company's common stock reserved and available for issuance pursuant to awards granted under the Incentive Plan was 2.9 million.

Stock options

Under the terms of the Incentive Plan, the Company has the ability to grant incentive and nonstatutory stock options. Such stock options are to be exercisable at prices, as determined by the board of directors, which must be equal to no less than the fair value of the Company's common stock at the date of the grant. Stock options granted under the Incentive Plan generally expire 10 years from the date of issuance or are forfeited 90 days after termination of employment. No stock options were granted during the fiscal years ended January 31, 2026, 2025, or 2024.

A summary of stock option activity is as follows:

									Stock options
(in thousands, except for exercise prices and term)	Number of options	Range of exercise prices		Weighted-average exercise price		Weighted-average contractual term (in years)			Aggregate intrinsic value
Outstanding as of January 31, 2025	369	$21.27 - 73.61	$	48.13		2.5	$		22,957
Exercised	(236)	$21.27 - 73.61	$	48.52					
Outstanding as of January 31, 2026	133	$24.36 - 73.61	$	47.50		1.6	$		5,081
Vested and expected to vest as of January 31, 2026	133		$	47.50		1.6	$		5,081
Exercisable as of January 31, 2026	133		$	47.50		1.6	$		5,081

The aggregate intrinsic value in the table above represents the difference between the fair value of common stock and the exercise price of outstanding, in-the-money stock options. The total intrinsic value of options exercised during the fiscal years ended January 31, 2026, 2025 and 2024 was $13.8 million, $21.7 million, and $10.1 million, respectively. As of January 31, 2026, there was no unrecorded stock-based compensation expense associated with stock options, and all outstanding stock options were vested.

Restricted stock units

The Company grants RSUs to certain team members, officers, and directors under the Incentive Plan, which vest upon service-based criteria and performance-based criteria. The weighted-average fair value of RSUs granted during the fiscal years ended January 31, 2026, 2025 and 2024 was $93.70, $86.07 and $64.16 per share, respectively.

Service-based restricted stock units. Service-based RSUs generally vest 25% on the first anniversary of the vesting commencement date, which is generally the first day of the fiscal quarter of the grant date, with the remaining portion vesting ratably over the following 12 calendar quarters. Service-based RSUs are valued based on the Company's closing stock price on the date of grant less the present value of future expected dividends discounted at the risk-free interest rate.

Performance restricted stock units. During the fiscal year ended January 31, 2026, the Company awarded 139,451 performance restricted stock units ("PRSUs") subject to a market condition based on the Company's total shareholder return relative to the Russell 3000 index as measured on January 31, 2028. The Company used a Monte Carlo simulation to determine that the grant date fair value of the awards was $17.7 million. Compensation expense is recorded over the requisite service period if the service condition is met regardless of whether the market condition is satisfied. The market condition allows for a range of vesting from 0% to 200% based on the level of performance achieved. The PRSUs cliff vest upon approval by the Talent, Compensation and Culture Committee of the board of directors.

In addition, during the fiscal year ended January 31, 2026, the Company awarded 46,485 PRSUs subject to the achievement of certain financial criteria measured on January 31, 2028. The PRSUs cliff vest and are issued upon approval by the Talent, Compensation and Culture Committee. The Company records stock-based compensation related to PRSUs over the requisite service period when it is considered probable that the performance conditions will be met. The Company believes it is probable that the PRSUs will vest at least in part. The vesting of the PRSUs will ultimately range from 0% to 200% of the number of shares underlying the PRSU grant based on the level of achievement of the performance goals.

Each of the PRSUs granted during the fiscal year ended January 31, 2026 contains a provision such that upon the award holder's eligible retirement, the PRSUs would remain outstanding and eligible to vest based on achievement of their respective market or performance conditions without regard to the award holder's continued employment on the vesting date. Based on the application of ASC 718, *Compensation - Stock Compensation*, expense is recognized over the requisite service period, which ends on the earlier of (1) the date of approval by the Talent, Compensation and Culture Committee or (2) the date the award holder becomes eligible for retirement (defined as at least 55 years old with at least 10 years of service at the Company). As a result, the expense associated with PRSUs granted to retirement-eligible individuals was recorded on the grant date.

A summary of RSU and PRSU activity is as follows:

	RSUs and PRSUs	
(in thousands, except weighted-average grant date fair value)	Shares	Weighted-average grant date fair value
Outstanding as of January 31, 2025	2,882	$ 76.82
Granted	1,283	93.70
Vested	(1,490)	80.85
Forfeited	(507)	76.38
Outstanding as of January 31, 2026	2,168	$ 84.15

During the fiscal years ended January 31, 2026, 2025 and 2024, the aggregate intrinsic value of RSUs vested was $132.7 million, $118.8 million, and $69.3 million, respectively.

As of January 31, 2026, total unrecorded stock-based compensation expense associated with RSUs was $132.7 million, which was expected to be recognized over a weighted-average period of 2.2 years.

Note 10. <u>Stockholders' equity</u>

Stock repurchase programs

In June 2025, the Company announced that its board of directors authorized a new common stock repurchase program (the "2025 Stock Repurchase Program"), supplementing the $300 million common stock repurchase program approved in August 2024. Under the 2025 Stock Repurchase Program, the Company may purchase up to an additional $300 million of its common stock, as market conditions warrant.

The common stock may be repurchased at prices that the Company deems appropriate and subject to market conditions, applicable law, and other factors deemed relevant in the Company's sole discretion. Such repurchases may be effected through open market purchases, privately negotiated transactions or otherwise, including repurchase plans that satisfy the conditions of Rule 10b5-1 under the Securities Exchange Act of 1934. The stock repurchase programs do not obligate the Company to repurchase any dollar amount or number of shares of common stock, and the programs may be suspended or discontinued at any time.

The following table sets forth the common stock repurchased and subsequently retired during the periods presented:

| | Year ended January 31, | | | |
| | 2026 | | 2025 | |
(in thousands)	Shares	Amount	Shares	Amount
Common stock repurchases (1)	3,254	$ 301,675	1,361	$ 122,247

(1) Shares repurchased include unsettled repurchases as of January 31, 2026. Transaction fees and excise tax were recorded as part of the repurchase price.

All repurchases were made in open market transactions. The excess of repurchase price over par value was allocated between additional paid-in capital and retained earnings. As of January 31, 2026, $177.7 million of common stock remained authorized for repurchase under the Company's 2025 Stock Repurchase Program.

Accumulated other comprehensive loss

As of January 31, 2026, AOCI consisted of unrealized losses on cash flow hedges, net. The following table summarizes the changes in AOCI:

(in thousands)	Change in unrealized losses on cash flow hedges	Income tax benefit	Total
Beginning balance	$ —	$ —	$ —
Other comprehensive loss before reclassifications	(7,545)	1,850	(5,695)
Amounts reclassified from AOCI	(16)	4	(12)
Net change in AOCI	(7,561)	1,854	(5,707)
Ending balance	$ (7,561)	$ 1,854	$ (5,707)

Adequacy of net worth

In February 2006, HealthEquity received designation by the U.S. Department of Treasury to act as a passive non-bank custodian, which allows HealthEquity to hold custodial assets for individual account holders. On July 24, 2017, HealthEquity received designation by the U.S. Department of Treasury to act as both a passive and non-passive non-bank custodian, which allows HealthEquity to hold custodial assets for individual account holders and use discretion to direct investment of such assets held. As a passive and non-passive non-bank custodian according to Treasury Regulations section 1.408-2(e)(5)(ii)(B), the Company must maintain net worth (assets minus liabilities) greater than the sum of 2% of passive custodial funds held at each fiscal year-end and 4% of the non-passive custodial funds held at each fiscal year-end in order to take on additional custodial assets. As of January 31, 2026, the Company's year-end for trust and tax purposes, the net worth of the Company exceeded the required thresholds.

Note 11. Derivative financial instruments and hedging activities

Yields paid by the Company's insurance company partners and depository partners are impacted by the prevailing interest rate environment at the time HSA cash is placed with those partners. The Company uses Treasury bond forwards to hedge a portion of the benchmark interest rate risk of expected future placements of HSA cash. These derivatives involve the Company and its counterparty agreeing to fix the price of a specified Treasury bond on a future date, ranging from March 2026 to January 2028, resulting in cash settlement for the difference between the fixed price and the market price on that date. The parties may elect net settlement of multiple transactions under certain conditions; however, the Company presents its derivative assets and liabilities on a gross basis on its consolidated balance sheets. The gain or loss on the derivative is recorded in AOCI and subsequently reclassified into custodial revenue in the same periods during which the hedged transaction affects custodial revenue earned from the Company's insurance company partners and depository partners. As of January 31, 2026, each of the

Company's derivatives was designated as a cash flow hedge. The Company did not use derivatives prior to fiscal 2026.

As of the January 31, 2026, the weighted average interest rate indicated by the Company's Treasury bond forwards was 3.92%.

Notional amount of derivative contracts

The notional amount of the Company's derivative instruments was as follows:

(in thousands, except number of instruments)	January 31, 2026		January 31, 2025	
	Number of instruments	Notional	Number of instruments	Notional
Treasury bond forwards	18 $	2,350,000	— $	—

Fair value of derivative contracts

The table below presents the fair value of the Company's derivatives as well as their classification in the consolidated balance sheet.

	January 31, 2026			
	Derivative assets		Derivative liabilities	
(in thousands)	Other current assets	Other assets	Accrued liabilities	Other long-term liabilities
Treasury bond forwards	$ —	$ 3,285	$ (6,935)	$ (7,997)

Effect of derivatives on the consolidated financial statements

The pre-tax losses on the Company's cash flow hedges recognized in AOCI were as follows:

	Year ended January 31,		
(in thousands)	2026	2025	2024
Treasury bond forwards	$ (7,545)	$ —	$ —

Total amounts presented in the consolidated statements of operations

	Year ended January 31, 2026		
(in thousands)	Custodial revenue	Income tax provision	Total reclassifications
Treasury bond forwards			
Amount of gains reclassified from AOCI	$ 16	$ (4)	$ 12

As of January 31, 2026, the estimated amount of AOCI that is expected to be reclassified into earnings within the next 12 months is a net gain of $0.4 million.

Note 12. Fair value

Fair value measurements are made at a specific point in time, based on relevant market information. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting standards specify a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1—quoted prices in active markets for identical assets or liabilities;
- Level 2—inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3—unobservable inputs based on the Company's own assumptions.

Cash and cash equivalents are considered Level 1 instruments and are valued based on publicly available daily net asset values. The carrying values of cash and cash equivalents approximate fair values due to the short-term nature of these instruments.

The Notes are valued based upon quoted market prices and are considered Level 2 instruments because the markets in which the Notes trade are not considered active markets. As of January 31, 2026, the fair value of the Notes was $587.0 million.

The Revolving Credit Facility is considered a Level 2 instrument, and the amounts outstanding thereunder are recorded at book value in the Company's consolidated financial statements. The Revolving Credit Facility reprices frequently due to variable interest rate terms and entails no significant changes in credit risk. As a result, the fair value of the Revolving Credit Facility approximates carrying value.

The Company classifies derivative instruments as Level 2 within the fair value hierarchy. These instruments are valued using industry standard valuation models that use observable inputs such as interest rate curves and implied volatilities.

Note 13. <u>Employee benefits</u>

The Company has established a 401(k) plan that qualifies as a deferred compensation arrangement under Section 401 of the IRS Code. All non-seasonal team members over the age of 18 are eligible to participate in the plan. The plan provides for Company matching of employee contributions up to 3.5% of eligible earnings. Employer matching contribution expense was $8.4 million, $8.4 million and $8.7 million for the fiscal years ended January 31, 2026, 2025 and 2024, respectively.

The Company is self-insured for medical and dental benefits for all qualifying employees. The medical plan carries a stop-loss policy which will protect from individual claims during the plan year exceeding $600,000. The Company records estimates of costs of claims incurred based on an analysis of historical data and independent estimates. The Company's liability for self-insured medical claims is included in accrued compensation in its consolidated balance sheet and was $8.0 million and $5.2 million as of January 31, 2026 and 2025, respectively.

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

Management, with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures as of January 31, 2026, the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on such evaluation, our CEO and our CFO have concluded that as of January 31, 2026, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2026 based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)* ("COSO Framework")*.*

Based on that assessment, management has concluded that, as of January 31, 2026, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of January 31, 2026. Its report appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2026 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other information

Rule 10b5-1 plan elections

Except as described below, none of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408(c) of Regulation S-K) during the fiscal quarter ended January 31, 2026.

On December 20, 2025, Adrian Dillon, a member of our board of directors, entered into a Rule 10b5-1 trading arrangement (the "Dillon Arrangement"). The Dillon Arrangement provides for the sale, between March 21, 2026 and February 1, 2027, of up to 12,469 shares of the Company's common stock held by Mr. Dillon, which represent the exercise of expiring stock options and sale of the underlying shares. The Dillon Arrangement was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.

On January 14, 2026, Gayle Wellborn, a member of our board of directors, entered into a Rule 10b5-1 trading arrangement (the "Wellborn Arrangement"). The Wellborn Arrangement provides for the sale, between April 15, 2026 and December 31, 2026, of up to 2,439 shares of the Company's common stock held by Ms. Wellborn. The Wellborn Arrangement was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

PART III.

Item 10. Directors, executive officers and corporate governance

The information required by this Item 10 of Form 10-K is found in our 2026 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2026 Annual Meeting of Stockholders is incorporated by reference to our 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates.

Code of business conduct and ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our team members, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is posted on our website at www.healthequity.com in the Corporate Governance section of our Investor Relations webpage. We intend to post any amendments to our Code of Business Conduct and Ethics, and any waivers of our Code of Business Conduct and Ethics for directors and executive officers, on the same website.

Item 11. Executive compensation

The information required by this Item 11 of Form 10-K is incorporated by reference in our 2026 Proxy Statement.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this Item 12 of Form 10-K is incorporated by reference in our 2026 Proxy Statement.

Item 13. Certain relationships and related transactions, and director independence

The information required by this Item 13 of Form 10-K is incorporated by reference in our 2026 Proxy Statement.

Item 14. Principal accounting fees and services

The information required by this Item 14 of Form 10-K is incorporated by reference in our 2026 Proxy Statement.

Part IV.

Item 15. Exhibits, financial statement schedules

(a) Documents filed as part of this report

(1) All financial statements

(2) Financial statement schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10-K.

(3) Exhibits required by Item 601 of Regulation S-K

Exhibit Index

				Incorporated by reference	
Exhibit no.	Description	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Company	8-K	001-36568	3.2	July 6, 2018
3.2	Amended and Restated By-laws of the Company	8-K	001-36568	3.1	February 10, 2023
4.1	Description of Securities of the Company	10-K	001-36568	4.1	March 31, 2020
4.2	Form of Common Stock Certificate.	S-1/A	333-196645	4.1	July 16, 2014
4.3	Amended and Restated Registration Rights Agreement, dated August 11, 2011, by and among the Company and certain of its stockholders.	S-1	333-196645	4.2	June 10, 2014
4.4	Indenture, dated as of October 8, 2021, by and among the Company, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, including the form of 4.500% Senior Notes due 2029	8-K	001-36568	4.1	October 12, 2021
10.1	Form of Indemnification Agreement by and between the Company and its directors and officers.	S-1/A	333-196645	10.1	July 16, 2014
10.2†	HealthEquity, Inc. 2014 Equity Incentive Plan and Form of Award Agreement.	S-1	333-196645	10.2	June 10, 2014
10.3†	HealthEquity, Inc. 2014 Amended and Restated Equity Incentive Plan and Form of Award Agreement.	S-1/A	333-196645	10.3	July 16, 2014
10.4†	Amendment No. 1 to the HealthEquity 2014 Equity Incentive Plan, as amended and restated	8-K	001-36568	10.3	August 30, 2019
10.5†	Restricted Stock Unit Award Agreement	10-Q	001-36568	10.4	December 6, 2018
10.6†	Restricted Stock Award Agreement	10-K	001-36568	10.30	March 28, 2019
10.7†	HealthEquity, Inc. 2024 Equity Incentive Plan	10-Q	001-36568	10.1	September 3, 2024
10.8†	Forms of Award Agreements under the HealthEquity, Inc. 2024 Equity Incentive Plan	10-Q	001-36568	10.2	September 3, 2024
10.9†	HealthEquity, Inc. Section 409A Specified Employee Policy.	S-1	333-196645	10.23	June 10, 2014
10.10†	Employment Agreement, dated June 10, 2014, by and between the Company and Stephen D. Neeleman, M.D.	S-1	333-196645	10.25	June 10, 2014
10.11†	Employment Agreement, dated January 19, 2022, by and between the Company and Elimelech Rosner	10-K	001-36568	10.18	March 30, 2023
10.12†	Employment Agreement, dated June 13, 2023, between James M. Lucania and the Company	8-K	001-36568	10.1	June 14, 2023
10.13†	Employment Agreement, dated November 11, 2024, between Scott R. Cutler and the Company	8-K	001-36568	10.1	November 12, 2024
10.14†	Letter Agreement, dated November 11, 2024, between Jon Kessler and the Company	8-K	001-36568	10.1	November 12, 2024
10.15†	Employment Agreement, dated January, 17, 2024 between Michael Fiore and the Company	10-K	001-36568	10.15	March 18, 2025
10.16†	Employment Agreement dated February 3, 2016 between Delano W. Ladd and the Company	10-K	001-36568	10.17	March 18, 2025
10.17	Lease Agreement, dated May 15, 2015, by and between the Registrant and BG Scenic Point Office 2, L.C.	10-Q	001-36568	10.1	June 11, 2015
10.18	Amended and Restated Lease Agreement, dated May 15, 2015, by and between the Registrant and BG Scenic Point Office 1, L.C.	10-Q	001-36568	10.2	June 11, 2015
10.19	First Amendment to Lease Agreement, dated November 3, 2015, by and between the Company and the Landlord.	10-Q	001-36568	10.1	December 8, 2016

Exhibit no.	Description	Incorporated by reference Form	File No.	Exhibit	Filing Date
10.20	First Amendment to Amended and Restated Lease Agreement, dated June 1, 2016, by and between the Company and the Landlord.	10-Q	001-36568	10.1	June 8, 2017
10.21	Second Amendment to Lease Agreement, dated September 16, 2016, by and between the Company and the Landlord.	10-Q	001-36568	10.2	December 8, 2016
10.22	Second Amendment to Amended and Restated Lease Agreement, dated May 31, 2017, by and between the Company and the Landlord.	10-Q	001-36568	10.2	June 8, 2017
10.23	Third Amendment to Lease Agreement, dated September 26, 2018, by and between the Company and the Landlord	10-K	001-36568	10.31	March 28, 2019
10.24	Lease Agreement, dated September 27, 2018, by and between the Company and the Landlord	10-Q	001-36568	10.1	December 6, 2018
10.25	Third Amendment to Amended and Restated Lease Agreement, dated September 27, 2018, by and between the Company and the Landlord	10-Q	001-36568	10.2	December 6, 2018
10.26	Fourth Amendment to Lease Agreement, dated September 27, 2018, by and between the Company and the Landlord	10-Q	001-36568	10.3	December 6, 2018
10.27	Credit Agreement, dated as of August 23, 2024, by and among the Company, as borrower, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the Swing Line Lender (as defined therein), and each L/C Issuer (as defined therein) party thereto	10-Q	001-36568	10.1	December 9, 2024
10.28+	Non-Employee Director Compensation Policy				
19+	Insider Trading Policy				
21.1+	List of Subsidiaries				
23.1+	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.				
24.1+	Power of Attorney (included in the signature page to this Annual Report).				
31.1+	Certification of the Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2+	Certification of the Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*#	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*#	Certification of the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97+	Clawback Policy				
101.INS††	XBRL Instance document				
101.SCH††	XBRL Taxonomy schema linkbase document				
101.CAL††	XBRL Taxonomy calculation linkbase document				
101.DEF††	XBRL Taxonomy definition linkbase document				
101.LAB††	XBRL Taxonomy labels linkbase document				
101.PRE††	XBRL Taxonomy presentation linkbase document				
104	The cover page from the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, formatted in Inline XBRL.				

+	Filed herewith
*	Furnished herewith
#	These certifications are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference in any filing the registrant makes under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, irrespective of any general incorporation language in any filings.
†	Indicates management contract or compensatory plan.
††	In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections.
**	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. HealthEquity hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Draper, State of Utah on this 17th day of March, 2026.

	HEALTHEQUITY, INC.	
Date: March 17, 2026	By:	/s/ Scott Cutler
	Name:	Scott Cutler
	Title:	President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Scott Cutler and James Lucania, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 17, 2026	By:	/s/ Robert Selander
	Name:	Robert Selander
	Title:	Chairman of the Board, Director
Date: March 17, 2026	By:	/s/ Scott Cutler
	Name:	Scott Cutler
	Title:	President and Chief Executive Officer (Principal Executive Officer), Director
Date: March 17, 2026	By:	/s/ James Lucania
	Name:	James Lucania
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Date: March 17, 2026	By:	/s/ Adrian Dillon
	Name:	Adrian Dillon
	Title:	Director
Date: March 17, 2026	By:	/s/ Evelyn Dilsaver
	Name:	Evelyn Dilsaver
	Title:	Director
Date: March 17, 2026	By:	/s/ Debra McCowan
	Name:	Debra McCowan
	Title:	Director
Date: March 17, 2026	By:	/s/ Rajesh Natarajan
	Name:	Rajesh Natarajan
	Title:	Director
Date: March 17, 2026	By:	/s/ Stephen Neeleman
	Name:	Stephen Neeleman, M.D.
	Title:	Vice Chairman and Director
Date: March 17, 2026	By:	/s/ Stuart Parker
	Name:	Stuart Parker
	Title:	Director
Date: March 17, 2026	By:	/s/ Gayle Wellborn
	Name:	Gayle Wellborn
	Title:	Director

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Better save, spend, and invest for health.

HealthEquity and its subsidiaries administer Health Savings Accounts (HSAs) and various other consumer-directed benefits for over 17 million accounts, working in close partnership with employers, benefits advisors, and health and retirement plan providers who share our unwavering commitment to save and improve lives by empowering healthcare consumers. Through cutting-edge solutions, innovation, and relentless focus, we aim to achieve our mission of saving and improving lives by empowering healthcare consumers. Learn more about our "Purple service" and approach at www.healthequity.com.

Board of Directors

Robert Selander
Chairman of the Board of Directors

Scott Cutler
President, Chief Executive Officer and Director

Stephen Neeleman, M.D.
Founder and Vice Chairman

Adrian Dillon
Director

Evelyn Dilsaver
Director

William Gassen
Director

Debra McCowan
Director

Rajesh Natarajan
Director

Stuart Parker
Director

Gayle Wellborn
Director

Management

Scott Cutler
President, Chief Executive Officer and Director

Stephen Neeleman, M.D.
Founder and Vice Chairman

Brad Bennion
Executive Vice President of Corporate Development and Strategy

Michael Fiore
Executive Vice President and Chief Commercial Officer

Mike Gathright
Executive Vice President and Chief Customer Officer

Cheryl King
Executive Vice President and Chief People Officer

Del Ladd
Executive Vice President, General Counsel

James Lucania
Executive Vice President and Chief Financial Officer

Sunil Rajasekar
Executive Vice President and Chief Product and Strategy Officer

Sunil Seshadri
Executive Vice President and Chief Security Officer

Corporate Information

Forward-looking statements

Any forward-looking statements about HealthEquity outlook and prospects contained in this annual report are subject to risks and uncertainties, as described in materials filed with the U.S. Securities and Exchange Commission from time to time, including the 'Risk Factors' section of our annual report on form 10-K for the fiscal year ended January 31, 2026.

Stock exchange listing

Common stock listed and traded on: The NASDAQ stock market under symbol "HQY"

Transfer agent and registrar for common stock

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

Auditor

PricewatershouseCoopers, LLP
300 Madison Avenue
New York, NY 10017

Investor relations

Contact HealthEquity investor relations by calling Richard Putnam at 801-727-1000.
We make earnings releases available online on the internet on the day that results are released to the news media. HealthEquity releases and a variety of shareholders information can be found at the company's website: ir.healthequity.com.

Discover more at
HealthEquity.com/about

HealthEquity®

15 W. Scenic Pointe Drive, Suite 100
Draper, UT 84020
Info@healthequity.com
Healthequity.com